ePlus® inc.

2025
Annual
Report

Experience
the
Unexpected

e⁺

Where Technology
Means More®

It is said that the only constant in life is change, and the world of technology is no exception. Technology, in its various forms, has been a consistent driver of significant change, pushing people and organizations forward, challenging them to think differently and problem solve in new ways or serving up new opportunities, advancements and innovations.

At ePlus, we believe that the future belongs to those who look beyond what's practical to achieve what's possible. We specialize in helping our customer organizations explore the "what ifs" — and to experience more than they could have envisioned on their own. With ePlus, they can experience the unexpected.

Our top priority is always to make sure that the services and solutions we offer are aligned with what our customers need to succeed. And, as our customers' technology needs, resource constraints and talent needs grow fast and furious, so too does the level of expertise ePlus brings to the table, along with a customized set of services and solutions developed just for them.

ePlus moves beyond merely implementing IT solutions to harnessing technology and driving transformation. We help accelerate and reignite growth, enabling organizations to stay ahead of change, unlock new opportunities, accelerate progress, and achieve more than they ever imagined. Our offerings are comprised of a large portfolio of possibilities — spanning the technology lifecycle — developed to help position customer organizations to tap into unimagined opportunity and potential.

Our AI offerings deliver a wide selection of solutions for organizations at any stage of their AI journey. From AI curious to mature, we are helping customers decipher, understand, architect and implement AI technology for maximum impact and success. ePlus Secure GenAI Accelerator delivers a hosted proof of concept to help customers explore and refine ideas, use metrics to identify key insights, and make informed decisions to adopt Generative AI quickly and safely in their organization. Our ever-growing portfolio of Managed Services, such as Storage-as-a-Service (STaaS), Cloud Managed Backup and NVIDIA Advanced Support Services, help our customers execute flawlessly, not just utilizing technology, but mastering it. Notably, we are unique in that we hold both the NVIDIA DGX SuperPOD Specialization and NVIDIA DGX-Ready Managed Services certification in the U.S., demonstrating exceptional expertise in designing, deploying, and managing NVIDIA's advanced AI infrastructure. Our consulting services range from strategic technology resourcing and a variety of assessments to engineering support that provides task-oriented assistance to ensure critical projects meet deadlines and budget requirements.

Whatever the solution or service, ePlus customers experience expertise, innovation and excellence with every engagement. They experience the ability to see opportunity and seize it, with confidence and strategic clarity. They experience creativity, and the ability to leverage our suite of flexible services to optimize resources, reduce costs, and safeguard data, building resilient infrastructures that enable them to scale, lead, and win in today's dynamic digital landscape.

Excellence is more than a goal — it's our True North. Behind every solution, every service, and every success story is a team of exceptional people — skilled, dedicated, and relentlessly driven to deliver extraordinary results. Some services are delivered by great technology. Some services are delivered by great people. By working with ePlus, customers get the best of both worlds.

Our wide breadth of service offerings across the technology lifecycle sets ePlus apart in the market—and positions customers for endless opportunity and potential. No matter what business outcomes they seek, ePlus' capabilities will take them where they want to go — and our expertise will propel them forward. In fact, we have developed and implemented proprietary training for hundreds of our team members in AI and STaaS, ensuring they are armed with the latest knowledge to help customers navigate these growing areas. With a long list of industry recognition and partner awards, along with a customer satisfaction score higher than 90% for our managed services, we are redefining expectations for what services can be — and can deliver.

We invite organizations of every kind to embark with us on the journey to possible, and to see for themselves what it really means to Experience the Unexpected. **Customer First. Services Led. Results Driven. ePlus. Where Technology Means More®.**

Table of Contents





MARK P. MARRON
CEO and President

Dear Fellow Shareholders

Fiscal year 2025 demonstrated ePlus' strength and resilience as we navigated an evolving market while advancing our strategic position. Despite industry-wide revenue model shifts and economic uncertainty, we delivered strong operational performance, highlighted by increased gross profit and significant margin expansion.

Recent Developments

ePlus recently announced that it has successfully closed on the sale of its U.S. financing business, which will enable us to focus on technology solutions for our customers and provide ePlus with additional capital to invest both organically and inorganically. Building our capabilities through expansion of our solutions and services portfolio, as well as our footprint, will bring increased value to our customers, shareholders and partners, and we're excited about the many opportunities that this sale enables us to leverage.

Financial Performance

While net sales were $2.07 billion – down from $2.23 billion in fiscal 2024 – we made progress across key performance indicators. Our consolidated gross profit rose 3.3% to $569.1 million, and our gross margin expanded by an impressive 270 basis points to 27.5%. This margin growth reflects our successful strategic pivot toward a more profitable business mix as well as beneficial industry trends of increased ratable and subscription revenue models.

Our high-margin Services business continued to grow nicely, with revenue increasing 37% for the year. Our Professional Services rose 48%, due to our Bailiwick acquisition, which expanded our end-to-end Services capabilities, while our Managed Services revenue grew for another year at a 25% rate. These results underscore the success of our services-led approach and our ability to deepen customer relationships through our trusted advisor status.

Go-to-Market Strategy and AI Leadership

Our comprehensive solutions and services portfolio continue to differentiate ePlus in the marketplace. We help customers modernize their technology stacks through cloud implementation, advanced cybersecurity, and AI consulting services.

In artificial intelligence, we have strengthened our market position significantly. Our multifaceted AI Ignite program, along with development of our AI Experience Center and Secure GenAI Accelerator, enables customers to explore and rapidly test AI use cases in private, secure, controlled environments.

Separately, ePlus is the only NVIDIA partner in the U.S. that has achieved both the NVIDIA DGX-Ready SuperPod and DGX-Ready Managed Service Providers specializations. This distinction highlights our deep engineering expertise in deploying enterprise-grade AI infrastructure and our ability to deliver comprehensive, end-to-end lifecycle services.

Our Secure GenAI Accelerator is a hosted proof-of-concept offering that enables customers to safely explore and refine generative AI use cases, helping them identify actionable, value-added solutions while maintaining robust security protocols.

The growth of AI fits nicely with our experience and strength in other functional areas like data center infrastructure, storage, and security. Security remains a top-performing solution, representing 22% of gross billings in fiscal year 2025 – a clear testament to our success in aligning with customer priorities around digital risk mitigation.

Financial Strength and Capital Allocation

We ended fiscal year 2025 with a cash position of approximately $389 million, well above the $253 million at the end of fiscal year 2024. This reflects strong operating cash flows of $302 million and provides exceptional financial flexibility to navigate macroeconomic uncertainty while supporting growth initiatives. On June 30, 2025, we closed the sale of the majority of our financing business which generated $180 million in initial cash proceeds. This additional capital, along with our focus on the technology business, positions us for continued investments and long term growth in the business.

During the year, we repurchased more than 557,000 shares of common stock, demonstrating our commitment to returning capital to shareholders while maintaining disciplined capital allocation. Our top priority remains strategic investment in our business, both organically and through acquisitions that drive long-term value and sustainable growth.

Community Commitment: ePlus Gives Back

Our commitment extends beyond business results – community giving remains a core part of our identity. We continue our multi-year partnership with the National Marrow Donor Program and remain proud, long-time supporters of Habitat for Humanity, with upcoming builds planned across multiple states.

Our GRIT: Girls Re-Imagining Technology® program, launched in 2017 in partnership with Cisco, aims to address the cybersecurity professional shortage – particularly among women. To date, more than 600 school-age girls have graduated from the program. We are also proud of our annual participation in The Estée Lauder Companies' "Tech Day of Pink" campaign, where we have achieved record ePlus employee engagement in support of the Breast Cancer Research Foundation.

Looking To The Future

As we move into fiscal 2026, we remain cautiously optimistic about economic uncertainty and evolving revenue recognition trends. Our strategic transformation toward services, subscriptions, and high-growth technology areas is gaining meaningful traction particularly in light of our disposition of our financing business. The strength of our diversified portfolio, combined with our financial flexibility and customer-first approach, positions us well to capitalize on the significant opportunities ahead.

With over 34 years of experience serving our customers, we've witnessed countless trends and technological shifts. However, none have been as transformative as the current wave of innovation. AI-driven solutions, advanced cybersecurity, cloud-native and hybrid architectures, elevated customer experiences, and groundbreaking advancements in quantum computing and digital twins are fundamentally reshaping the business landscape.

The unprecedented pace of these developments and accelerated convergence of technologies in the market presents a tremendous opportunity—not just to adapt, but to re-imagine and to lead. We are committed to helping our customers harness emerging technologies to drive meaningful transformation and unlock new business value through our customer first, services led, and results driven strategy.

I want to thank our shareholders for their continued support, our Board of Directors for their valuable guidance, and most importantly, all of our employees for their hard work and dedication. Their unwavering commitment to our customers and to building a resilient business is the foundation of our success.

We remain focused on disciplined execution and believe we are well-positioned for long-term growth and profitability as we continue to evolve our business model and deliver value for all stakeholders.

Sincerely,

Mark P. Marron
CEO and President

ePlus Solutions & Services:
Experience the Unexpected


un·ex·pect·ed
UNFORESEEN
un·ex·ploit·ed

Definition: un•ex•pect•ed ˌən-ik-ˈspek-təd. *Not expected: Unforeseen.*

Innovation transforms technology from a tool into an engine of growth. When we say that ePlus can help you experience the unexpected, what we mean is that we apply more than three decades of hands-on experience, learning and problem solving to help you not just achieve your technology goals, but to exceed them. We bring technology and your vision to life in creative, new, and unexpected ways that raise the bar on performance and take "good enough" to "remarkable."

We work across complex technologies and architectures to optimize resources and implement best practices that reduce costs and enhance productivity. We help safeguard data and build resilient infrastructures that protect against threats, anticipate risks and prepare solutions. We empower you to operate smarter, move faster, and ultimately, achieve more than you ever thought possible.

At ePlus, we don't just keep pace with change—we accelerate your progress by introducing you to "what's possible" to create ongoing competitive advantage and market leadership for your organization.

Comprehensive Solutions and Services


CLOUD
DATA CENTER
NETWORKING
COLLABORATION
EMERGING
SERVICES
PROFESSIONAL SERVICES | MANAGED SERVICES
ADVISORY & CONSULTING SERVICES
STRATEGIC TECHNOLOGY STAFFING
LIFECYCLE CX SOLUTIONS | SOFTWARE LICENSE OPTIMIZATION
AI IGNITE
ASSESS, ENABLE, SECURE, IMPLEMENT, AMPLIFY
SECURITY
SECURITY SOLUTIONS | SECURITY ADVISORY SOLUTIONS
SECURITY OPERATIONS & ANALYTICS

e+ Where Technology Means More®

The Art of the Possible:
Customer Success

We meet our customers where they are, guiding them to make bold decisions and smart investments that deliver meaningful business impact. To help exceed deliverables and achieve what's possible we build teams to best support our customers' business goals and technology infrastructure. ePlus team members collectively carry thousands of specialized credentials and certifications so every day, we can go all in to get the job done.

Retail Customer Flawlessly Upgrades Entire Store Network to Modern Platform

Challenge: This retail customer was facing end of support for store hardware in more than 200 stores. They were looking to upgrade to the latest generation Nutanix platform to support containerization and maintain redundancy, and wanted a partner who could support the full scope of the project, including staging, configuration, deployment and project management.

Solution: ePlus designed a full turnkey solution that aligned the customer's timeline and requirements with logistics. The hardware was staged, configured and stored at ePlus until ready for deployment to each respective site. ePlus On Demand Services managed the full roll out of this large-scale project on a national level, including all implementations.

What was possible: ePlus delivered the desired next gen equipment to support the workload containerization and ultimately reduced software costs. The execution resulted in no disruption to operations and no downtime. In addition, the customer was able to achieve additional cost savings due to efficient project management and accelerated scheduling.

Broadcast Customer Turns to ePlus to Build New, Independent IT Infrastructure



Challenge: This customer had undergone a business restructuring significantly impacting its operations. As a result, they needed to build a new, secure IT infrastructure and network from the ground up, using the opportunity to modernize and reimagine how IT would be supported going forward.

Solution: ePlus provided Professional Services across multiple critical IT domains, ranging from on premise data to cloud, and utilizing Advisory and Migration services. We provided real time operations support for thousands of live events, established a GRC program, assisted in zero trust adoption, established an endpoint management program, delivered complex Azure and AWS services, migrated 1000+ users' Exchange, Onedrive, Sharepoint and file share data and completed a complex carrier migration.

What was possible: ePlus' involvement and management of this project enabled the customer to end their IT dependency on their previous owner and come to the table with a cutting edge, modern infrastructure with security as a priority. The new, modernized cybersecurity that was introduced now covers the entire business, including devices, SASE and Cloud. The customer estimates $6M in cost savings due to completing the technology transition ahead of schedule. In addition, their optimized network infrastructure and migration to a new provider yielded an additional $4M savings over time while increasing bandwidth, scalability and agility.



Business Conglomerate Adopts Flexible, Managed Storage-as-a-Service Model, Enabling them to Scale Back Up-Front Capital Investment

Challenge: The customer was tired of excessive upfront IT spending and wanted to find a better way to manage storage consumption. Additionally, they needed to remedy some data gaps found in their data resiliency program and were looking to enhance the capabilities of their internal team.

Solution: ePlus Storage-as-a-Service powered by Pure Storage Evergreen//One and combined with ePlus Managed Services around data management.

What was possible:
Leveraging STaaS enables the customer to procure storage at the pace they want, growing as needed without upfront purchases of excess capacity and an ability to easily scale. It has also facilitated an enhanced security posture through the STaaS platform, including improved recovery time objectives.



Automotive Company Accelerates Autonomous Systems Research with NVIDIA On-Prem Infrastructure

Challenge: A leader in the automotive industry sought to accelerate its autonomous systems research and development using machine learning.

Solution: Our team worked closely with the customer and NVIDIA to build a customized infrastructure that integrated NVIDIA's cutting-edge hardware and software, allowing the company to focus on developing and training AI models for autonomous vehicles, without the burden of managing the underlying infrastructure.

What was possible: With the new infrastructure in place, this customer was able to operate and complete tasks with precision, adapt to changing environments, and respond to new challenges without worrying about the underlying technology. Our solution empowered their researchers to concentrate on advancing autonomous systems, ultimately driving innovation, and accelerating the development of software-defined vehicles.

SLED Customer Enables All Entities Access to Top Tier Security Leveraging ePlus Partnerships

Challenge: Due to shrinking budgets, lack of resources and multiple entities, this SLED customer was struggling to keep up with cybersecurity demands – especially from a cyber insurance standpoint. It was also concerned that some of its user entities were susceptible to ransomware and malware attacks.

Solution: ePlus, working collaboratively with its strategic OEM partners, created custom, statewide cybersecurity agreements that would allow all sub-entities to access top-tier cybersecurity platforms at a reduced price and with ePlus support. ePlus designed a custom solution that would support every constituent entity while affording them the very best technology.

What was possible: Any constituent across the State, including the smallest school districts, is now able to afford top tier cybersecurity solutions that are on par with what large districts can afford. They have also simultaneously lowered the cost of cyber insurance and their overall risk. One user school was hit by ransomware soon after this solution was in place and was able to successfully recover without any interruption to learning.

Insurance Company Relies on ePlus to Support Enablement of Network Self-Service

Challenge: The customer needed to demonstrate network automation through development of an end-user portal that would allow users to request provisioning services for their network-related devices.

Solution: ePlus built an end-to-end automation workflow of the network provisioning services through Ansible Tower and integrated them with ServiceNow and Cisco APIC.

What was possible: The customer has benefitted from enhanced efficiency and reliability, as well as reduced hours spent on repetitive tasks. They have also been able to more proactively manage security issues as a result of their automated workflows.



e^+ Where Technology Means More®

Enabling Possible for Others:
ePlus Gives Back





National Marrow Donor Program

Our partnership with and support of NMDP has stretched many years and many miles. We work throughout each year with our customers, partners and employees to raise funds that support critical services for patients and their families. Each year at our Transform meeting we dedicate our collective efforts and energy to push our fundraising into high gear, setting goals for ourselves and continuing to show up for this important organization.

Tech Day of Pink



An ePlus employee favorite, we're always proud of our annual participation in The Estee Lauder Companies Tech Day of Pink campaign. This year we had our highest participation to date, with a record number of ePlus employees dressed in pink helping to drive donations to the Breast Cancer Research Foundation. We're pleased to join forces with colleagues across the technology world each year to support this effort.

GRIT: Girls Re-imagining Tomorrow®

GRIT was founded in 2017 by ePlus in partnership with Cisco in response to the increasing shortage of cyber security professionals worldwide, particularly women.



We started GRIT to help girls understand what technology-focused careers and positions are available to them, expose them to role models and highlight roles to which they can aspire and to encourage them to be confident and curious. More than 600 girls have now graduated from the GRIT program, which continues to help to pave the way for the development of inspired and capable female leaders.





Habitat for Humanity

Our partnership with Habitat for Humanity continues to be a source of pride and anticipation across our employee base, with planning for a number of  upcoming builds across the country underway. Our hammers and hard hats are at the ready, and we're looking forward to making a difference for families in three different states this year.



Big Brothers Big Sisters

In support of Big Brothers Big Sisters, ePlus Annuity Services team members were challenged to produce a short video of their life and career journey to be used in a video testimonial library series for children enrolled  in a mentorship program. The videos are intended to provide guidance, mentorship and life lessons, and ePlus committed to making a donation to BBBS for each ePlus participant who submitted an entry.

Covenant House

Members of the ePlus Tax department teamed up with Covenant House to conduct virtual mock interviews as part of the CovWorks program. This initiative focuses on workforce development, aiming to build confidence and enhance interviewing skills among the participants. Members of the ePlus team provided career advice, coaching, and mock interviews via Webex to Covenant House residents. With a presence in 34 cities, Covenant House offers shelter, food, crisis care, and essential services, including employment support, to help young people overcome homelessness, exploitation, and trafficking.



 Follow our Corporate Social Responsibility efforts on Social Media

e^+

Where Technology Means More®

*Comparison of 5-Year Cumulative Total Return**

Among ePlus inc., the NASDAQ Composite Index, and the S&P 600 Information Technology Index

The graph below matches ePlus inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the S&P 600 Information Technology index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 3/31/2020 to 3/31/2025.



*$100 invested on 3/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

	3/20	3/21	3/22	3/23	3/24	3/25
ePlus inc.	$100.00	$159.12	$179.05	$156.63	$250.85	$194.92
NASDAQ Composite	$100.00	$173.40	$187.36	$162.49	$219.49	$233.47
S&P 600 Information Technology	$100.00	$192.68	$197.49	$187.37	$198.64	$171.67

The stock price performance included in this graph is not necessarily indicative of future stock price performance.


Where Technology Means More®

Key Financial Highlights

Net Sales and Gross Billings ($mm)



Gross Profit and Gross Margin ($mm)



Net Earnings and Adjusted EBITDA* ($mm)



Diluted EPS and Non-GAAP EPS*



Non-GAAP Reconciliation

		Fiscal Year Ended March 31,			
	2025	2024	2023	2022	2021
Net Earnings	$ 107,978	$ 115,776	$ 119,356	$ 105,600	$ 74,397
Provision for income taxes	40,861	45,317	43,618	41,284	32,509
Depreciation and amortization[1]	25,753	21,025	13,709	14,646	13,951
Share based compensation	9,996	9,731	7,824	7,114	7,167
Acquisition and integration expense	1,072	–	–	–	271
Interest and financing costs[2]	–	1,428	2,897	928	521
Other (income) expense[3]	(7,426)	(2,836)	3,188	432	(571)
Adjusted EBITDA	$ 178,234	$ 190,441	$ 190,592	$ 170,004	$ 128,245
GAAP: Net earnings per common share – diluted	$ 4.05	$ 4.33	$ 4.48	$ 3.93	$ 2.77
Share based compensation	0.27	0.27	0.21	0.20	0.19
Acquisition and integration expense	0.03	–	–	–	0.01
Acquisition related amortization expense[4]	0.54	0.40	0.26	0.26	0.24
Other (income) expense[3]	(0.20)	(0.07)	0.08	0.01	(0.02)
Tax benefit on restricted stock	(0.02)	(0.01)	(0.01)	(0.01)	–
Total non-GAAP adjustments – net of tax	$ 0.62	$ 0.59	$ 0.54	$ 0.46	$ 0.42
Non-GAAP: Net earnings per common share – diluted[5]	$ 4.67	$ 4.92	$ 5.02	$ 4.39	$ 3.19

* Adjusted EBITDA and Non-GAAP EPS are Non-GAAP measures. Please see Item 7 of the 2025 Form 10-K included in this annual report as well as prior Form 10-K filings related to applicable prior periods for additional information and a reconciliation of such Non-GAAP measures.

[1] Amount excludes depreciation related to the financing segment.

[2] Amount excludes interest on notes payable from our financing segment.

[3] Other income, interest income, and foreign currency transaction gains and losses.

[4] Amount consists of amortization of intangible assets from acquired businesses.

[5] Per share information has been retroactively adjusted to reflect the two-for-one stock split on December 13, 2021.

Foundation for Success:
Our Partnerships

We work closely with industry leaders across the technology spectrum to deliver advanced, impactful and meaningful technology solutions that help organizations solve modern challenges in innovative ways.

      

       

     

     

Awards and Achievements Recognize our Expertise

Cisco Global Mass Scale Infrastructure Partner of the Year

Cisco Americas Mass Scale Infrastructure Partner of the Year

Cisco U.S. East Collaboration Partner of the Year

Cisco U.S. East Software Partner of the Year

Cisco U.S. Northeast Partner of the Year

CRN® 2024 Managed Service Provider (MSP) 500 Elite 150

CRN® 2024 Tech Elite 250

CRN® 2024 Solutions Provider 500

F5 2024 North America BeF5 Partner of the Year

Lenovo U.S. Infrastructure Solutions Partner of the Year

Northrup Grumman Supplier Excellence Award

Varonis Growth Partner of the Year

VMware Fastest Growth Partner (Americas) by Broadcom

 
 
 

Accreditations Validate our Operations and Controls

AICPA SSAE 18 Type 2 SOC 1	OneSource Family of Software Products
AICPA SSAE 18 Type 2 SOC 1	Managed Services Center
AICPA SSAE 18 Type 2 SOC 1	Service Desk
AICPA SSAE 18 Type 2 SOC 2	Cloud Hosted Services
HIPAA	Cloud Hosted Services
ISO 9001 QMS	Warehouse Operations

 
 

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **March 31, 2025**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to___.
Commission file number: **1-34167**

ePlus inc.
(Exact name of registrant as specified in its charter)

Delaware	**54-1817218**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13595 Dulles Technology Drive, Herndon, VA 20171-3413
(Address of principal executive offices)

Registrant's telephone number, including area code: **(703) 984-8400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	PLUS	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of *e*Plus, computed by reference to the closing price at which the stock was sold as of September 30, 2024, was $2,581,036,655. The outstanding number of shares of common stock of *e*Plus as of May 20, 2025, was 26,526,783.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into the indicated parts of this Annual Report on Form 10-K:

Portions of the Company's definitive Proxy Statement relating to its 2025 annual meeting of stockholders (the "2025 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2025 Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the Company's fiscal year end to which this report relates.

Table of Contents

`

CAUTIONARY LANGUAGE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or "Exchange Act," and are made in reliance upon the protections provided by such acts for forward-looking statements. Such statements are not based on historical fact but are based upon numerous assumptions about future conditions that may not occur. Forward-looking statements are generally identifiable by use of forward-looking words such as "may," "should," "would," "intend," "estimate," "will," "potential," "possible," "could," "believe," "expect," "intend," "plan," "anticipate," "project," and similar expressions. Readers are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Forward-looking statements are made based upon information that is currently available or management's current expectations and beliefs concerning future developments and their potential effects upon us, speak only as of the date hereof, and are subject to certain risks and uncertainties. We do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we later become aware. Actual events, transactions and results may materially differ from the anticipated events, transactions, or results described in such statements. Our ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the matters set forth below:

- financial losses resulting from national and international political instability fostering uncertainty and volatility in the global economy including changes in interest rates, tariffs, inflation, and exposure to foreign currency losses;

- significant adverse changes in our relationship with one or more of our larger customer accounts or vendors, including decreased account profitability, reductions in contracted services, or a loss of such relationships;

- increases to our costs including wages and our ability to increase our prices to our customers as a result, or experience negative financial impacts due to the pricing arrangements we have with our customers;

- the loss of our key lenders or constricting credit availability as a result of changing interest rates or other economic conditions, which may result in adverse changes in our results of operations and financial position;

- a material decrease in the credit quality of our customer base, or a material increase in our credit losses, including by the federal government's actual or attempted termination for convenience, other contract termination or non-performance;

- reliance on third parties to perform some of our service obligations to our customers, and the reliance on a small number of key vendors in our supply chain with whom we do not have long-term supply agreements, guaranteed price agreements, or assurance of stock availability;

- the possibility of a reduction of vendor incentives provided to us;

- our inability to identify acquisition candidates, perform sufficient due diligence prior to completing an acquisition, successfully integrate a completed acquisition, or identify an opportunity for or successfully completing a business disposition, may affect our earnings;

- our ability to remain secure during a cybersecurity attack or other information technology ("IT") outage, including disruptions in our, our vendors or a third party's IT systems and data and audio communication networks;

- our ability to secure our own and our customers' electronic and other confidential information, while maintaining compliance with evolving data privacy and cybersecurity regulatory laws and regulations and appropriately providing required notice and disclosure of cybersecurity incidents when and if necessary;

- our dependence on key personnel to maintain certain customer relationships, and our ability to hire, train, and retain sufficient qualified personnel by recruiting and retaining highly skilled, competent personnel, and vendor certifications;

- risks relating to use or capabilities of artificial intelligence ("AI") including social and ethical risks;

- our ability to manage a diverse product set of solutions, including AI products and services, in highly competitive markets with a number of key vendors;

- changes in the IT industry and/or rapid changes in product offerings, including the proliferation of the cloud, infrastructure as a service ("IaaS"), software as a service ("SaaS"), platform as a service ("PaaS"), and AI which may affect our financial results;

- our ability to increase the total number of customers and our ability to increase the total number of customers who use our managed services and professional services and continuing to enhance our managed services offerings to remain competitive in the marketplace;

- supply chain issues, including a shortage of IT component parts and products, may increase our costs or cause a delay in fulfilling customer orders, or increase our need for working capital, or delay completing professional services, or purchasing IT products or services needed to support our internal infrastructure or operations, resulting in an adverse impact on our financial results;

- ongoing remote work trends, and the increase in cybersecurity attacks that have occurred while employees work remotely and our ability to adequately train our personnel to prevent a cyber event;

- exposure to changes in, interpretations of, or enforcement trends in, and customer and vendor actions in anticipation of or response to, legislation and regulatory matters;

- our service agreements may require external audits and deficiencies in any such reports could negatively affect our client engagements, and our professional and liability insurance policies coverage may be insufficient to cover a claim;

- a natural disaster or other adverse event at one of our primary configuration centers, data centers, or a third-party provider or vendor location could negatively impact our business;

- failure to comply with public sector contracts, or applicable laws or regulations;

- our ability to raise capital, maintain or increase as needed our lines of credit with vendors or our floor plan facility, obtain debt for our financing transactions, or the effect of those changes on our common stock price; and

- our ability to protect our intellectual property rights and successfully defend any challenges to the validity of our patents or allegations that we are infringing upon any third-party patents, and the costs associated with those actions, and, when appropriate, the costs associated with licensing required technology.

We cannot be certain that our business strategy will be successful or that we will successfully address these and other challenges, risks, and uncertainties. For a further list and description of various risks, relevant factors, and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections contained elsewhere in this report, as well as other reports that we file with the Securities and Exchange Commission ("SEC").

PART I

ITEM 1. BUSINESS

OUR BUSINESS

ePlus inc., sometimes referred to in this Annual Report on Form 10-K as "we," "our," "us," "ourselves," or "ePlus," has been delivering solutions for our customers since 1990. We conduct our operations through two businesses. Our technology business, consisting of our product, professional services, and managed services segments, provides technology solutions. Our technology solutions leverage third-party hardware, software, maintenance and other services with our own advanced professional and managed services. Our financing business segment primarily provides financing of IT equipment, software, and related services. Across both businesses, we sell to commercial entities, state and local governments, government contractors, and educational institutions.

OUR SOLUTIONS

We are a leading provider of technology solutions across the IT spectrum spanning security, cloud, data center, networking, collaboration, AI, service provider and critical infrastructure, and emerging solutions, to domestic and foreign organizations across all industry segments.

Our solutions are comprised of world class leading technologies from partners such as Amazon Web Services ("AWS"), Arista Networks, Check Point, Cisco Systems, Citrix, Commvault, CrowdStrike, Deepwatch, Dell EMC, F5 Networks, Foresite, Fortinet, Gigamon, HPE, Juniper Networks, Lenovo, Microsoft, NetApp, Nutanix, NVIDIA, Oracle, Palo Alto Networks, Proficio, Pure Storage, Rubrik, Splunk, Varonis, and VMware by Broadcom, among many others.

Our solutions leverage a broad range of professional, consultative, and managed services, across the technology spectrum. We possess top-level engineering certifications with a broad range of leading IT technologies that enable us to offer multi-vendor IT solutions that are optimized for each of our customers' specific requirements. Underpinning the broader areas of cloud, security, AI, networking, data center and collaboration are specific skills in orchestration and automation, application modernization, DevSecOps, zero-trust architectures, data management, data visualization, analytics, network modernization, edge computing, consumption licensing models, and other advanced and emerging technologies.

Our scale and financial resources have enabled us to continue investing in engineering and technology resources to stay at the forefront of technology trends. Our cloud/hosted, proprietary software solutions are focused on giving our customers more control over their IT supply chain, by automating and optimizing the procurement and management of their owned, leased, and consumption-based assets. These solutions have expanded to include private marketplace experiences to our customers to support platforms such as those on AWS marketplace.

We also offer a wide portfolio of technology and other capital asset financing solutions to customers across commercial and government enterprises, designing programs that are tailored to fit their unique processes, structures, and requirements. Our expertise in core and emerging technologies, buttressed by our robust portfolio of professional, services and managed services, has enabled ePlus to remain a trusted advisor for our customers.

OUR CUSTOMERS

We serve 4,600 customers that are primarily middle market to large enterprises and state and local government institutions, including state and local education ("SLED") institutions, across diverse customer end markets. For the year ended March 31, 2025, the percentage of revenue by customer end market within our technology business includes 23% for the telecommunications, media and entertainment, 17% for SLED, 15% for technology, 14% for healthcare, and 9% for financial services. Sales to Verizon Communications Inc. represented 16%, 19%, and 22% of our net sales for the years ended March 31, 2025, 2024, and 2023, respectively. We sell to customers in the United States ("US"), which account for most of our sales, and to customers in select international markets including the United Kingdom ("UK"), the European Union ("EU"), India, and Singapore.

Our technology business segments accounted for 97% of our net sales—78% from the product segment, 11% from the professional services segment, and 8% from the managed services segment—and 75% of our operating income for the year ended March 31, 2025. Our financing business segment accounted for 3% of our net sales, and 25% of our operating income for the year ended March 31, 2025.

OUR COMPETITION

The market for IT solutions is highly competitive, subject to macro-economic cycles, and the entry of new competitors. Additionally, the market is subject to disruption from consolidation of existing market participants that will create larger competitors, by the introduction of disruptive technologies, and by other activities of industry participants. We expect to continue to compete in all areas of our business against local, regional, national, and international firms, including vendors, consulting firms, international, national, and regional resellers, and service providers. Some of our competitors are direct marketers with little value-add and sell products as commodities, which can place downward pressure on product pricing. In addition, many IT vendors may sell or lease directly to our customers, and our continued ability to compete effectively may be affected by the strategies and business practices of such vendors. Some Original Equipment Manufacturers (OEMs) are building and launching their own adoption and managed services to better ensure customer satisfaction and retainment. We face indirect competition from potential customers' reluctance to move away from legacy systems, processes, and solutions providers. As IT consumption shifts from IT personnel and legacy infrastructure to line-of-business based outcomes using off-premise, on-demand, and cloud solutions, the legacy resale model has continued to shift from an upfront sale to a recurring revenue model.

The leasing and financing markets are also competitive and subject to changing economic conditions and market activities of leading industry participants. We expect to continue to compete against local, regional, national, and international firms, including banks, specialty finance companies, private-equity asset managers, vendors' captive finance companies, and third-party leasing companies. Banks and other large financial services companies sell directly to business customers, particularly larger enterprise customers, and may provide other financial or ancillary services that we do not provide. Vendor captive leasing companies may use internal transfer pricing to effectively lower lease rates and/or bundle equipment sales and leasing to provide highly competitive packages to customers. Third-party leasing companies may have deep customer relationships with contracts in place that are difficult to displace; however, these competitors typically do not provide the breadth of product, service, and software offerings that we provide to our customers. These competitors may have access to more capital to fund more originations than we do and may be better able to adapt to a rapidly changing interest rate environment.

In all our markets, some of our competitors have longer operating histories and greater financial, technical, marketing, and other resources than we do. In addition, some of these competitors may be able to respond more quickly to new or changing opportunities, technologies, and customer requirements. Many current and potential competitors also have greater name recognition and engage in more extensive promotional marketing and advertising activities, offer more attractive terms to customers, and adopt more aggressive pricing policies than we do.

OUR OFFERINGS

Technology Business Segments

We provide a range of IT products and advanced professional and managed services to help our customers improve productivity, profitability, and revenue growth while reducing operating costs. We believe that our customers view technology purchases as integrated solutions, rather than discrete product and service categories, and most of our sales are derived from integrated solutions involving our customers' data center, cloud, network, security, and collaboration infrastructure. We hold various technical and sales-related certifications from leading manufacturers and software publishers, which authorizes us to market their products and enables us to provide advanced professional and managed services. We actively engage with emerging vendors to offer their technologies to our customers. Our flexible platform and customizable catalogs facilitate the addition of new vendors' products with minimal incremental effort. Our technology business segments provide the following products and services within their respective segments:

Product segment:

- *IT sales* includes sales of third-party hardware, perpetual and subscription software, maintenance, software assurance, and services.

Managed services segment:

- *Managed services for infrastructure and cloud* proactively monitor and manage a broad range of technologies on-premises and in the cloud with services such as Managed Services for Azure, Managed Webex Calling, Managed Webex Contact Center, unified communications, video-enabled workspaces, compute, storage, network infrastructure, firewall management and Managed Power Protection to ensure support of a broad cross-section of technologies spanning multiple Original Equipment Manufacturer (OEM) solutions. These solutions are built in a flexible subscription model to monitor, manage, and maximize business critical technologies—including cloud, security, data center, mobility, and collaboration based on an ITIL Framework backed with SOC 1 Type 2 and SOC 2 Type 2 attestations. We also provide ePlus® Automated Virtual Assistant (AVA) for Collaboration Spaces. ePlus AVA™ uses robotic process automation accompanied by ePlus Managed Services to present an exceptional experience for users in video-enabled conference rooms and workspaces.

- *Enhanced Maintenance Support (EMS)* or ePlus Lifecycle-Services Support (ELSS) simplifies our customers support experience with single-call support for multi-vendor environments. We provide 24x7x365 level 1, 2, and 3 support from dedicated engineers and a certified bench of experts. Our services are certified by our leading manufacturer partners. Various OEM solutions are e-Bonded or Smart-Bonded, providing bi-directional ticket synchronization to facilitate expedient resolution and a custom executive dashboard provides related lifecycle data to the customer for all contracted assets.

- *Service desk* provides outsourced functions including, but not limited to, server and desktop account management, Microsoft Office support, and IT Service Management (ITSM) integration of tailored knowledgebase articles to respond to our varying customers' business demands while minimizing overhead.

- *Storage-as-a-Service* is a solution powered by Pure Storage Evergreen/One and NetApp Keystone that provides customers with on-premises storage in a consumption-based model with on-demand burst capacity, backed by Service Level Agreements (SLAs), and ePlus expert Enhanced Maintenance Support (EMS). This allows customers to consume storage in a cloud-like model in their data center addressing planned and/or unforeseen capacity needs resulting from ongoing cloud migrations and other parallel IT projects.

- *Azure Recover* provides Cloud Disaster Recovery with automated monthly recovery testing and annual full failover testing. This offering focuses on delivering confidence to our customers in their ability to rapidly recover when incidents such as ransomware occur.

- *Cloud Managed Services* are focused on helping our customers consume public cloud in a way that reduces time-to-market for new applications, lowers their ongoing cloud costs, and increases security. By taking day-to-day cloud management off their hands, our clients can focus on the applications that drive their business.

- *Managed Security Services* help customers strengthen their information security profile with industry-leading tools, technology, and expertise often at a fraction of the cost of in-house security resources. Services include Security Operations Center (SOC), Vulnerability Management, Managed Detection and Response (MDR), and Incident Response (IR).

Professional services segment:

- *Professional services* provide services in the spaces of cloud infrastructure, unified communications, collaboration, networking, storage, hyper-converged infrastructure, virtual desktop infrastructure, and AI and emerging technologies. We offer architecture, deployment, and configuration services, software adoption services, training services and assessments. Additionally, we offer professional services in the spaces of digital signage, EV charging solutions, loss prevention and security, and retail store openings, remodels, and closings.

- *Staff augmentation services* provide customers with flexible headcount options, which may range from service desk to infrastructure to software developer skills. Staff augmentation allows customers to access talent, fill specific technology skill gaps, or provide short-term or long-term IT professional help, which also includes services, such as Virtual Chief Information Officer (vCIO) and Virtual Chief Information Security Officer (vCISO) used to complement existing personnel and build three-to-five-year IT roadmaps.

- *Project management services* enhance productivity and collaboration management and enable successful implementations and adoption of solutions for our customers.

- *Cloud consulting services* is a global team of architects and consultants focused on assessing customer workloads for the cloud, assisting with the selection of the appropriate cloud solution, design and build of cloud platforms, application modernization and migration, automation, and ongoing management and optimization of cloud platforms.

- *AI advisory services* support our clients on their journey from AI Curious to AI Ready, and eventually AI Mature. Our featured offerings are the AI Envisioning Workshop, AI Use Case Development Workshop, and our ePlus Secure GenAI Accelerator.

- *Consulting Services* helps customers strategize ways to ensure their business fully and efficiently utilizes cutting-edge technology offerings to achieve desired outcomes. By leveraging our extensive portfolio of Consulting Services, customers will gain technology-driven insight and guidance to make smarter decisions, to improve efficiencies, maximize return on technology investments, and provide actionable intelligence.

- *Security solutions* help safeguard our customers' business and information assets, including:

  o Governance, Risk, and Compliance (GRC) services help ensure customers are meeting governance and compliance requirements by leveraging regulatory frameworks, industry best practices, and supporting controls, thereby allowing customers to effectively identify, assess, and mitigate risk.

- Technology Introduction and Deployment services help customers rapidly adopt and integrate key security controls and embrace efficiencies across technology types like network, endpoint, application, data, and cloud.

- Security Operations Modernization services assist customers in evolving aged operational processes to take increased advantage of modern detection and response technology platforms leveraging automation and AI which equate to decreased time to detect and respond to emerging threats.

- *Collaboration solutions* deliver significant value to our customers by enhancing communication, increasing productivity, facilitating remote and hybrid work, and improving customer interactions and engagement. We have three focus areas:

  - Unified Communications design and implementation services improve employee experiences by consolidating tools like voice, video and messaging into a single, integrated platform. This streamlines workflows, enhances collaboration among teams and ultimately boosts productivity while reducing costs associated with managing disparate systems.

  - Contact Center design and implementation services provide our customers with a platform to deliver omni-channel communications, enabling them to interact with their customers through preferred channels like phone, chat, email or social media. AI and automation offer personalized experiences, faster resolutions and 24/7 availability, ultimately enhancing customer satisfaction resulting in stronger brand loyalty.

  - Audio/Visual (AV) design and installation services help organizations modernize their workplace to improve collaboration and engagement. Whether for presentations, video conferencing, digital signage, or immersive environments, our services transform workspaces maximizing the effectiveness of communication and information sharing.

- *Warehouse, configuration, and logistic services* provide a complete, turn-key solution for a customer's entire IT environments, regardless of complexity or manufacturer.

  - Configuration and Integration Services delivered from configuration centers strategically distributed throughout the United States consolidate individual components from multiple OEMs into a single SKU in one cabinet, fully functional upon arrival for faster return on investment (ROI) and time to market.

  - Asset Lifecycle Management Services provides the real-time visibility customers need to manage, measure, and govern their IT assets as well as IT asset disposition/management, data destruction, and end-of-life recycling.

  - The ePlus Customer Innovation Center incorporates configuration and deployment capabilities, a technology demonstration lab, briefing center, and a vast warehouse providing technology and logistics fulfillment services to customers around the world. In addition, the ePlus AI Experience Center allows customers to explore AI technologies in data center facilities purpose-built for AI-optimized infrastructure.

Financing Business Segment

We specialize in financing arrangements, including sales-type and operating leases, loans, and consumption-based financing arrangements, as well as underwriting and management and disposal of IT equipment and assets. Our financing operations include sales, pricing, credit, contracts, accounting, risk management, and asset management.

We primarily finance IT equipment, communication-related equipment, and medical equipment. We may also finance industrial machinery and equipment, office furniture and general office equipment, transportation equipment, and other general business equipment. We offer our solutions both directly and through vendors.

We offer enhanced financing solutions, and our business process services approach automates a significant portion of the IT procurement process and reduces our customers' cost of doing business. The solution incorporates value-added services throughout the process, including:

- Front-end processing, such as procurement, order aggregation, order automation, vendor performance measurement, ordering, reconciliation, and payment.

- Lifecycle and asset ownership services, including asset management, change management, and property tax filing.

- End-of-life services such as equipment audit, removal, and disposal.

OUR SALES AND MARKETING

We focus our sales and marketing efforts on becoming the primary provider of IT solutions for each of our customers. We actively seek to acquire new account relationships through personal relationships, electronic commerce, leveraging our partnerships with vendors, and targeted demand-generation activities to increase awareness of our solutions. We undertake direct marketing and leverage digital marketing and social media campaigns to target certain markets in conjunction with our primary vendor partners, who may provide financial reimbursement, outsourced services, and personnel to assist us in these efforts.

Our sales representatives are compensated by a combination of salary and commission, with commission becoming the primary component of compensation as the sales representatives gain experience. We market to different areas within a customer's organization, including business units as well as the IT department, lines of business, or finance department, depending on the solutions.

As of March 31, 2025, our sales force consisted of 714 sales, marketing and sales support personnel organized regionally across the US, UK, and India.

OUR INTELLECTUAL PROPERTY RIGHTS

Our success depends in part upon proprietary business methodologies and technologies that we have licensed and modified. Although we believe the protection afforded by our patents, copyrights, trademarks, contractual rights and trade secrets has value, the rapidly changing technology in the IT industry and uncertainties in the domestic and international legal process is inherently unpredictable and there is no assurance that we will prevail in challenges to our intellectual property.

We own certain software programs or have entered into software licensing agreements to provide services to our customers. We rely on a combination of copyrights, trademarks, service marks, trade secret protection, confidentiality and nondisclosure agreements, licensing arrangements and other contractual provisions to establish and protect our intellectual property rights. We seek to protect our documentation and other written materials and confidential corporate information under contract, trade secret and copyright laws, which afford only limited protection.

We currently have patents in the US. We cannot provide assurance that any patents, as issued, will prevent the development of competitive products or that our patents will not be successfully challenged by others or invalidated through the administrative process or litigation.

Additionally, we have trademarks in the US, the UK and the EU. We intend to use and protect these and our other marks, including common-law marks, as we deem necessary. We also have over 20 registered copyrights, in addition to unregistered copyrights in our website content, software, marketing and other written materials.

We do not maintain a traditional research and development group, but we work closely with computer product manufacturers and other technology developers to stay abreast of the latest developments in computer technology, with respect to the products we both sell and use. For example, we recognize AI as a potentially transformational force and anticipate that AI will significantly impact our product offerings and the business operations of our clientele in the long run.

OUR FINANCIAL AND RISK MANAGEMENT ACTIVITIES

Inventory Management: We purchase inventory at our customers' request to order products, usually from a purchase order from our customer. In addition, we have drop-shipment arrangements with many of our vendors and distributors, which permit us to offer products to our customers without taking physical delivery of the equipment. Using the distribution systems available, we frequently sell products that are shipped from the vendors or distributors directly to our customers' locations, which assists us in reducing inventory and minimizing shipping costs. For the year ended March 31, 2025, our three largest distributors, Ingram Micro, Arrow Electronics, and TD SYNNEX, collectively accounted for over 25% of our purchases related to our product segment net sales.

Risk Management and Process Controls: We use and maintain conservative underwriting policies and disciplined credit approval processes in our technology business segments and our financing business segment. We have an executive management review process and other internal controls in place to evaluate transactions' potential risk.

In our technology business segments, we manage our risk by using conservative credit quality analysis and periodic monitoring of customer financial results or third-party risk evaluation tools; monitoring customer accounts receivable balances and payment history; proactively pursuing delinquent accounts; ensuring we have appropriate contractual terms and conditions; perfecting security interests when practicable; requiring prepayment or deposits if indicated; performing fraud checks for new accounts; and evaluating general economic as well as industry specific trends. Our systems automatically decrease trade credit lines based on assigned risk ratings.

In our financing business segment, we manage our risk in assets we finance by assigning the contractual payments due under the financing arrangement to third parties and the continued monitoring of our customers' credit profile. We also use agency purchase orders to procure equipment for lease to our customers and otherwise take measures to minimize our inventory of financed assets. When our technology business segments are the supplier of the assets being financed, we retain certain procurement risks. Our financing arrangements with our customers are generally fixed rate.

OUR HUMAN CAPITAL

Our employees are an important resource for us, and their collective dedication and talent enable us to be a trusted advisor to our customers.

As of March 31, 2025, we employed a total of 2,199 employees, including 2,148 in the US, 26 in India, and 25 in the UK. We believe we have a good relationship with our employees, with twenty percent of our employee base having a tenure of ten or more years. None of our employees are represented by a labor union.

Our Culture

We are an equal opportunity employer, dedicated to fostering, cultivating, and preserving a culture that represents diversity, enables inclusion, and makes our employees feel comfortable bringing their full, unique selves to work. This includes providing a workplace that is free of unlawful harassment or discrimination. Through our policies, our training, and the everyday actions of our leadership, we expect our employees to treat each other, our customers, and all our business partners with respect and equality for all persons consistent with our "Be Safe, Be Smart, and Be Kind" motto.

Corporate social responsibility is also an important part of our culture, and we focus efforts around supporting the communities in which we live and work. These efforts include participating in One Tree Planted, Habitat for Humanity, Tech in Pink (which raises money to support the Breast Cancer Research Foundation) and the National Marrow Donor Program. Since 2017, we have sponsored GRIT: Girls Re-Imagining Tomorrow® in partnership with Cisco Systems. GRIT introduces diverse groups of middle school girls to technology-focused career possibilities, with an emphasis on cybersecurity and artificial intelligence. Students have opportunities to learn about the many possibilities in technology-focused companies and participate in hands-on technology-focused learning with top industry representatives and community mentors. Our 2025 GRIT program includes more than 100 students from seven schools across the country. Since its inception, GRIT has graduated nearly 500 participants.

Functional Areas Of Our Employee Base

The functional areas of our employees are as follows:

	As of March 31,		
	2025	2024	Change
Sales and marketing	714	719	(5)
Professional and managed services	1,093	816	277
Administration	386	359	27
Executive management	6	6	-
Total	2,199	1,900	299

Attracting Talent

While we operate in a competitive labor environment, we believe that our culture, policies and labor practices, and our competitive performance-based compensation contribute to strong relations with our employees. We offer a range of affordable and flexible benefits options to assist with health and well-being. As a highly technical company with mature collaboration tools, our hybrid in-office model helps us recruit and maintain talent while meeting our customer commitments.

Training And Development

As our employees are a crucial resource to us, we invest in their ongoing professional development. Our education program provides financial support for employees who want to participate in undergraduate and graduate studies, continuing education, skill building including technical certifications, and other professional enrichment related to their position with ePlus. All employees are supported in, and expected to, remain current in the knowledge areas relevant to their position.

We recognize our employee successes in many ways. We award top performers in our sales and services departments with awards and gifts, including a "President's Club" trip. We also promote employee engagement and recognition through our ePlus Recognition platform where employees can announce and/or thank other employees for their efforts and receive awards. In addition, we recognize support staff with our annual Executive Choice Awards, and we recognize employees who perform an exceptional act of community service with our CEO Degrees of Excellence award. In addition, we have developed career paths for most functional areas to illustrate the many career paths within ePlus.

SECURITIES AND EXCHANGE COMMISSION ("SEC") REPORTS

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, filed with or furnished to the SEC, are available free of charge through our Internet website, www.eplus.com, as soon as reasonably practical after we have electronically filed such material with, or furnished it to, the SEC. The SEC maintains an Internet site that contains reports, proxy statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents on or accessible through these websites are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Many factors could adversely affect our business, results of operations and cash flows, some of which are beyond our control. The following is a description of some important factors that may cause our business prospects, results of operations and cash flows in future periods to differ materially from those currently expected or desired. Factors not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, results of operations and cash flows.

Risks Specific To Our Business

If one or more of our large volume customers significantly reduces purchasing from us or there is a material change in profitability of sales to our customers, our results of operations may be affected.

The contracts for the provision of products and services from us to our customers are generally non-exclusive agreements without volume purchase commitments and are terminable by either party upon 30 days' notice. A material adverse effect on our business, financial position, results of operations and cash flows could result from one or more such customers' failing to pay amounts due to us, reducing or ceasing to purchase from us, or if we experience a material adverse change in the profitability of sales to our customers. On both March 31, 2025, and March 31, 2024, our accounts receivable-trade balance included a concentration of approximately 17% of invoices due from Verizon Communications Inc.

We may fail to innovate, develop, or sell new solutions which align with changing market and customer demand, and we may fail to provide our services to a professional standard, and we face substantial competition from other companies, including certain larger, well-established companies.

As a provider of a comprehensive set of technology solutions, which involves the offering of bundled solutions consisting of direct IT sales, advanced professional and managed services, our proprietary software, and financing, we expect to encounter some of the challenges, risks, and uncertainties frequently encountered by companies providing bundled solutions in rapidly evolving markets. Some of these challenges include our ability to increase the total number of users of our services, adapt to meet changes in our markets and competitive developments, or continue to update our technology to enhance the features and functionality of our suite of products. Our personnel must continually stay current with vendor and marketplace technology advancements, develop solutions which may integrate evolving and multiple vendor products and services, as well as services and solutions we provide, to meet changing marketplace and customer demand. Further, we may provide customized solutions and services that are solely reliant on our own marketing, design, and fulfillment services, and we may lack the skills or personnel to execute. Our failure to innovate and provide bespoke value to our customers may erode our competitive position, market share and lead to reduced revenue and financial performance.

We provide consulting services, project related services, service desk and managed services, and staffing to our customers. We may fail to design or execute a service in accordance with our contract which results in an error or omission, or in accordance with professional standards which may bring harm to our customers. Such harm could include technological or human failure that results in a cyber-related data breach, privacy incident, or other event that adversely impacts our customers' IT systems and/or business processes.

In all our markets, some of our competitors have longer operating histories and greater financial, technical, marketing, and other resources than we do. In addition, some of these competitors may be able to respond more quickly to new or changing opportunities, technologies, and customer requirements such as generative AI. Many current competitors may have, and potential competitors may have, greater name recognition, greater financial, technical, research and development or other resources that we do. As compared to us, our current and potential competitors may engage in more extensive promotional marketing and advertising activities, offer more attractive terms to customers, adopt more aggressive pricing and credit policies, have broader distribution and established relationships with vendors and end customers, and have greater ability to leverage their sales efforts across a broader portfolio of products.

We may be required to make substantial additional investments in research, development, marketing, and sales in order to respond to competition, and we cannot assure you that these investments will achieve any returns for us or that we will be able to compete successfully in the future.

In our technology business segments, we compete in all areas of our business against local, regional, national, and international firms, including other direct marketers; national and regional resellers; online marketplace competitors; and regional, national, and international service providers. In addition, we face competition from vendors, which may choose to market their products directly to end-users, rather than through channel partners such as our company which could adversely affect our future sales. Many competitors compete principally based on price and may have lower costs or accept lower selling prices than we do and, therefore, our gross margins may not be maintainable. Online marketplace competitors are continually improving their pricing and offerings to customers as well as ease of use of their online marketplaces.

In our financing business segment, we face competition from many sources including much larger companies with greater financial resources. Our competition may originate from vendors of the products we finance or financial partners who choose to market directly to customers through the vendors' captive leasing organization or large or regional financial institutions such as banks with substantially lower cost of funds. Our competition may lower lease rates to increase market share.

We rely on a small number of key vendors and third parties, and do not have long-term supply or guaranteed price agreements or assurance of inventory availability from our vendors.

A substantial portion of our revenue within our technology business segments depends on a small number of key vendors. Products manufactured by Cisco Systems represented approximately 32%, 44%, and 40% of net sales of our combined technology business segments for the years ended March 31, 2025, 2024, and 2023, respectively. Products manufactured by NetApp, Hewlett Packard Enterprise, Juniper Networks, Dell EMC, and Arista Networks, collectively represented approximately 23% to 25% of net sales of our combined technology business segments for the last three years. We may also be adversely affected by consolidation among our vendors, such as Hewlett Packard Enterprise's proposed acquisition of Juniper Networks.

Manufacturing interruptions or delays, including as a result of the financial instability or bankruptcy of manufacturers, changes to or the addition of trade laws, duties or tariffs, currency translation losses, significant labor disputes such as strikes, natural disasters, political or social unrest, international conflicts, pandemics, other public health crises, or other adverse events affecting any aspect of our vendors' business, could disrupt our supply chain. We may experience product constraints due to the unavailability of raw materials or components, delays in shipping, failure of vendors to accurately forecast customer demand or to manufacture or otherwise obtain sufficient quantities of product or component parts to meet customer demand, among other reasons. If we experience significant supply chain disruptions, we may not be able to develop alternate sourcing quickly on favorable terms, if at all, which could result in increased inventory costs, delay the completion of related services, a loss of sales and a loss of customers adversely impacting our financial condition and results of operations. In addition, we may be at risk for customers' cancelling orders due to delays and we may not be able to cancel our corresponding order with the supplier. If we are unable to mitigate these disruptions, our financial results may be adversely impacted.

As we do not stock inventory that is not related to an order we have received from our customers, we depend upon the supply of products available from our vendors to fulfill orders from our customers on a timely basis. Supply chain issues, including a shortage of IT products and available services, may increase our costs or cause a delay in purchasing IT products needed to support our internal infrastructure or operations, resulting in an impact on our technology operations and availability of our IT systems, which could result in an adverse effect on our operations and financial results.

We rely on arrangements with vendors to perform certain professional services, staffing services, managed services, maintenance, warranties, configuration services, and other services for our customers. If these vendors do not perform these services in accordance with the terms of our agreement and to a professional standard customary for the services, including if their services include an error or omission, or if they cause disruption of, or security weaknesses within, our customers' businesses, results to our organization could include legal claims and associated costs, monetary damages paid to our customers, and an adverse effect on our customer and other business partner relationships, our brand, our reputation, and our results of operations or cash flows could be affected. In addition, the acquisition by our competitors of third-party companies that we are relying upon to perform certain of our customer obligations may impact our revenue.

We rely on independent shipping vendors to deliver products from us and our vendors to our customers. The failure or inability of these shipping vendors to deliver products, or the lack of availability of their shipping services, even temporarily, could have an adverse effect on our business. We may also be adversely affected by an increase in freight charges and shipping delays that may result from economic, supply-chain, geopolitical, or other disruptions.

The loss of a key vendor or changes in its policies could adversely impact our financial results. Alleged or actual violations of a contract that results in either the termination of our ability to sell the product or a decrease in our certification level with the vendor could adversely impact our financial results. In addition, a reduction in the trade credit lines or the favorable terms granted to us by our vendors and financial partners could increase our need for, and the cost of, working capital and have a material adverse effect on our business, results of operations and financial condition.

Breaches of data security and the failure to protect our information technology systems and confidential information from cybersecurity threats, our inability to maintain compliance with data privacy laws and regulations, or misuse of our customers' or employees' information could adversely impact our business.

Our business involves the storage and/or transmission of proprietary information and sensitive or confidential data, including personal information of our employees, customers, and others. In addition, we rely on our vendors that provide goods and services to us to maintain appropriate security measures to protect our operations. Also, we operate data centers for our customers that host their technology infrastructure and may store and transmit both business-critical data and confidential information. In connection with our services business, some of our employees also may have access to our customers' confidential data and other information. We have privacy and data security policies in place that are designed to prevent security breaches; however, as newer technologies emerge such as AI, and the portfolio of the service providers with whom we share sensitive information grows, we could be exposed to increased risk of breaches in data security and other illegal or fraudulent acts, including ransomware attacks and other types of cyberattacks. The evolving nature of such threats, considering new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, social engineering, AI, and forgery, are making it increasingly challenging to anticipate and adequately mitigate these risks.

As a high percentage of our employees work from home more often than in our offices, we are highly reliant on the availability and functionality of our information systems to enable our operations. Working from home may increase risk of data loss, including privacy-related events. If our information systems are not operational for reasons which may include cybersecurity attacks, data center failures, failures by telecom providers to provide services to our business and to our employees' homes, as well as the home offices of our vendors' and customers' employees, power failures, or failures of cloud application software such as SaaS based software, our business and financial results may be adversely impacted.

If third parties or our employees are able to maliciously penetrate our network security or otherwise misappropriate our customers' information or employees' personal information, or other information for which our customers may be responsible and for which we agree to be responsible in connection with service contracts into which we may enter, or if we give third parties or our employees improper access to certain information, we could be subject to liability. This liability could include claims for unauthorized access to devices on our network; unauthorized access to our customers' or suppliers' networks, hardware, applications, data, devices, or software; unauthorized purchases with credit card information; and identity theft or other similar fraud-related claims. This liability could also include claims for other misuses of or inappropriate access to personal information. Other liability could include claims alleging misrepresentation of our privacy and data security practices. Any such liability could decrease our profitability. We could incur additional expenses when new laws or regulations regarding the use, safeguarding, or privacy of information are enacted or interpreted if governmental agencies require us to substantially modify our privacy or security practices. We could fail to comply with international and domestic data privacy laws, the violation of which may result in audits, fines, penalties, litigation, or administrative enforcement actions with associated costs.

Third parties, such as hackers, could circumvent or sabotage the security practices and products used in our product and service offerings, and/or the security practices or products used in our internal IT systems, which could result in disclosure of sensitive or personal information, unauthorized procurement, or other business interruptions that could damage our reputation and disrupt our business, as well as that of our customers. Attacks may range from random attempts to coordinated and targeted attacks, including sophisticated computer crime and advanced persistent threats.

Advances in technology, new discoveries in the field of cryptography, quantum computing, or AI, other events or developments may result in a compromise or breach of the security practices we use to protect sensitive customer transaction information and employee information. A party that can circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Further, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords, or other information or otherwise compromise the security of our internal networks and/or our customers' information. Since techniques used to obtain unauthorized access change frequently and the impact and severity of security breaches are increasing, we may be unable to implement adequate preventative measures or timely identify or stop security breaches while they are occurring.

We may be required to expend significant capital and other resources to protect against security breaches or to remediate the subsequent risks and issues caused by such breaches. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could cause us to incur significant expense to investigate and respond to a security breach and remediate any problems caused by any breach, subject us to liability, damage our reputation, and diminish the value of our brand. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any claim. We also cannot be sure that our existing insurance coverage for errors and omissions or security breaches will continue to be available on acceptable terms or in sufficient amounts to cover one or more large claims, or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or changes in our insurance policies, including additional exclusions, premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and results of operations.

We may not be able to hire and/or retain personnel that we need.

To increase market awareness and sales of our offerings, we may need to expand our marketing efforts and sales operations in the future. Our products and services require a sophisticated sales effort and significant technical engineering talent. For example, our sales and engineering candidates must possess consultative experience and a high degree of technical acumen, including hardware and software knowledge, to create customized solutions for our customers' business processes. Competition for qualified sales, marketing and engineering personnel fluctuates depending on market conditions. We are currently experiencing a competitive labor market for certain sales and technical roles. New laws requiring public posting of compensation information may also contribute to wage increases. If we are unable to pass these increases to our customers, our financial results may be adversely affected. We provide certain professional and managed services under fixed price contracts. If we fail to accurately estimate our costs, including due to wage or other inflation, then the profitability of our contracts may be adversely affected. Wage inflation may adversely impact our ability to hire and retain personnel, which may impact our ability to acquire, retain and serve our customers.

Additionally, operating platforms are becoming increasingly technologically advanced, providing more automation, which will require personnel with digital, data analytics, machine learning, robotic process automation and AI experience. This type of talent may be highly sought after by other employers, and may be unavailable, or only available at a higher cost to us.

The loss of senior leaders or the failure to successfully implement a succession plan, particularly for the Chief Executive Officer, could adversely affect our ability to execute strategies and manage operations. In addition, changes in our Board of Directors ("Board") could impact our business including formulation, alignment or execution of strategy or appropriate oversight as tasked by our Board.

In addition, changes to immigration laws and interpretations thereof may impact our ability to hire or retain talent. In some cases, our competitors have required their employees to agree to non-compete and/or non-solicitation agreements as part of their employment, and in some cases, we may not be able to enforce similar restrictions. Both scenarios present challenges and potential costs. Additionally, in some cases our relationship with a customer may be impacted by turnover in our sales or engineering teams.

We depend on having creditworthy customers to avoid an adverse impact on our operating results and financial condition.

Our financing business segment and our technology business segments require capital to fund our equipment purchases. If the credit quality of our customer base materially decreases, if macroeconomic conditions drive a material tightening of the availability of credit, or if we experience a material increase in our credit losses, including by the federal government's actual or attempted termination for convenience or other contract termination, we may find it difficult to continue to obtain the required capital for our business, and our results from operations may be affected. In addition to the impact on our ability to acquire capital, a material increase in our delinquency and default experience would itself have a material adverse effect on our business, and results from operations.

Many of our customers may experience financial losses and may be unable to pay for their purchases or repay the leases or notes receivable or multi-year agreements such as maintenance or software subscription agreements to us or repayment may be extended by our customers or us. Therefore, our non-performing assets may increase, and the value of our portfolio may decrease during these periods as we are required to record our investments at their current fair value. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net earnings, and assets in our financing segment. Unfavorable economic conditions including inflation and/or an increase in interest rates also could increase our financing segment's funding costs, limit our access to capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our financing portfolio and harm our operating results.

We may experience a reduction in incentives offered to us and earned by us from our vendors that would affect our earnings.

We receive payments and credits from vendors, including consideration pursuant to volume incentive programs, shared marketing expense programs, and early pay discounts. These programs are usually of finite terms and may not be renewed or may be discontinued or changed in ways that adversely affect us. Vendor funding is used to offset inventory costs, costs of goods sold, marketing costs and other operating expenses. Certain of these funds are based on our volume of purchases, growth rate of purchases, and marketing programs. Supply chain constraints may affect our ability to meet purchase requirements and may affect our and our vendors' ability to engage in marketing programs. We may not be able to collect outstanding amounts relating to these incentives in a timely manner, or at all. Any sizeable reduction in, the discontinuance of, a significant delay in receiving, or the inability to collect such incentives, particularly related to incentive programs with our largest vendors, could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to identify acquisition candidates, or perform sufficient due diligence prior to completing an acquisition, or fail to successfully integrate a completed acquisition, or identify an opportunity for or successfully complete an asset disposition, our earnings may be affected.

Mergers and acquisitions are significant factors in our growth strategy. If we fail to identify businesses available for purchase or at an acceptable valuation, our growth strategy may be negatively affected and, as such, may negatively affect our results of operations. Additionally, if we fail to identify an opportunity or successfully complete an intended asset disposition at a fair valuation or successfully operationally transition the asset, our operations or earnings may be negatively affected. After disposition of the asset, we may fail to make the appropriate strategic decisions relating to investment of proceeds from the disposition or we may fail to properly protect ourselves from liabilities arising from the disposition.

Our ability to successfully integrate the operations we acquire, reduce costs, or leverage these operations to generate revenue and earnings growth, could significantly impact future revenue and earnings. Integrating acquired operations is a significant challenge, and integration may divert management's attention from other business concerns, and there is no assurance that we will be able to complete the integrations successfully. Failure to successfully integrate acquired operations may adversely affect our cost structure thereby reducing our earnings and return on investment. In addition, we may fail to perform adequate due diligence and acquire entities with unknown liabilities, fraud, cultural, data security, or business environment issues, or that may not have adequate internal controls.

If we acquire a company that does not fit culturally, strategically, or in some other fashion, the acquisition may not produce the expected results or may negatively affect our reputation, which may negatively affect our business, results of operations, or cash flows. The unpredictability of the economy, order backlogs, and inflation will also make it difficult to properly value or anticipate the future success of acquisition targets and impact our overall growth strategy.

The terms of our WFCDF Credit Facility or loss thereof may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our technology business, primarily through our subsidiary ePlus Technology, inc., finances its operations with funds generated from operations, and with a credit facility with Wells Fargo Commercial Distribution Finance, LLC, and its agents ("WFCDF"). This facility provides short-term capital for certain of our technology business entities. There are two components of the WFCDF credit facility (collectively, the "WFCDF Credit Facility"): (1) a floor plan facility and (2) a revolving credit facility. As of March 31, 2025, the facility agreement had an aggregate limit of the two components of $500 million, together with a sublimit for the revolving credit facility component for up to $200 million.

The loss of or reduction in the WFCDF Credit Facility could have a material adverse effect on our future results as we rely on this facility and its components for daily working capital and the operational function of our accounts payable process. Our credit agreement contains various covenants that must be met and either party may terminate the agreement for any reason with 90 days' notice. There can be no assurance that we will continue to meet those covenants and failure to do so may limit availability of, or cause us to lose, such financing. There can be no assurance that such financing will continue to be available to us in the future and on acceptable terms.

Issues relating to the use or capabilities of AI, including legal, social, ethical, and accuracy issues, in hardware, software and services offerings may result in reputational harm and liability and increased costs.

Legal, social, ethical, and accuracy issues relating to the use of new and evolving technologies such as AI in our hardware, software, and service offerings, as well as in our internal platforms, may result in reputational harm and legal liability. The hardware, software, and services we offer increasingly utilize AI, and, as with many innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. If we use, enable, or offer AI solutions that cause damage to systems or data or draw controversy due to their perceived or actual impact on individuals, entities, or society, we may experience brand or reputational harm, competitive harm, or legal liability. Increased focus and potential government regulation in the space of AI ethics and efficacy may also increase the burden and cost of research and development in this area, subjecting us to brand or reputational harm, competitive harm, or legal liability. Failure by us or others in our industry to address AI ethical and legal issues could undermine public confidence in AI and slow adoption of AI in our products and services.

Additionally, the development, adoption and use of AI is growing, and ineffective or inadequate AI development or deployment practices by us or our vendor partners could result in unintended consequences. AI technologies are complex and rapidly evolving, and we face significant competition in the market and from other companies regarding such technologies.

We may not have adequately designed or maintained our IT platforms for internal use or solutions we offer to our customers or have adequate or competent IT personnel to support our business, or we may have inadequate training and technology safeguards to prevent a cyber event.

We depend heavily upon the accuracy and reliability of our IT, telecommunication, cybersecurity, and other platforms which are used for customer management, sales, distribution, marketing, purchasing, inventory management, order processing and fulfillment, customer service and general accounting functions. We must continually maintain, secure, and improve our systems. We may not properly select or implement software which may result in the lack of data integrity within or between systems, increase our costs or impair our control environment or may lead to other negative impacts on our business or results. We may need to implement new software, or update existing software and processes, to be compliant with rapidly evolving regulation, including data privacy laws, which may incur costs and impact data integrity. The protections we have in place address a variety of threats to our information technology systems, both internal and external, including human error. Inadequate security practices or design of our IT systems, or IT systems from third parties which we utilize, or third-party service providers' failure to provide adequate services could result in the disclosure of sensitive or confidential information or personal information or cause other business interruptions that could damage our reputation and disrupt our business. Inadequate design or interruption of our information systems, telecommunications systems or power failures could have a material adverse effect on our business, our reputation, financial condition, cash flows, or results of operations.

Our managed services segment requires us to monitor our customers' devices on their networks across varying levels of service. If we have not designed our IT systems to provide this service accurately or if there is a security breach in our IT system or the customers' systems, we may be liable for claims. In addition, we rely on our managed services personnel to perform this monitoring service. Insufficient staffing, or improper training, performance, or supervision may negatively affect the services we provide our customers resulting in decreased revenue and the potential for litigation.

Products as complex as those used to provide our solutions and services, including our cloud automation solutions, can contain unknown and undetected errors, performance problems, or use open-source code. We may identify serious defects following the introduction of new products or enhancements to existing products. Undetected errors or performance problems may be discovered in the future and certain errors we consider to be minor may be deemed serious by our customers.

Our products and our automation solutions may be inadvertently harmed, such as during a product integration or upgrade, or may be circumvented or sabotaged by third parties such as hackers, which could result in the disclosure of sensitive information or personal information, unauthorized procurement, or cause other business interruptions that could damage our reputation and disrupt our business. Attacks may range from random attempts to coordinated and targeted attacks, including sophisticated computer crime and advanced persistent threats. In addition, our customers may experience a loss in connectivity to our proprietary solutions because of a power loss at our data center, interruption in internet availability, or defects in our solutions. This could result in lost revenues, business interruption, delays in customer acceptance, security breaches, and unforeseen liabilities that could be detrimental to our reputation and to our business.

We rely on the competency of our internal IT personnel. Our failure to hire, develop, retain, and supervise competent IT personnel to secure our data, as well as design and maintain a resilient technology ecosystem including our data and voice networks, infrastructure, and applications, could significantly interrupt our business causing a negative impact on our results. Additionally, along with our technological safeguards, we rely on our employees' vigilance and security awareness to protect against cyber-based attacks. Our failure to sufficiently train and supervise our employees to guard against such attacks could result in a significant interruption in our business, and negative impact on our results of operations.

Our results of operations are subject to financial losses due to translation of foreign currency.

We have several foreign subsidiaries and conduct business in various countries and currencies. As result of these foreign operations, we have exposure to financial losses on translation due to fluctuations in foreign currency rates resulting primarily from the translation exposure associated with the preparation of our consolidated financial statements. While our consolidated financial statements are reported in US dollars, the financial statements of our subsidiaries outside the US are prepared using the local currency as the functional currency and translated into US dollars. As a result, fluctuations in the exchange rate of the US dollar relative to the functional currencies of our subsidiaries could cause financial losses in our results of operations. However, our operations in foreign countries are not material. We also have foreign currency exposure to the extent net sales and purchases are not denominated in a subsidiary's functional currency, which could have an adverse effect on our business, results of operations, or cash flows.

A natural disaster or other adverse event at one of our primary configuration centers, warehouses, data centers, or a third-party provider location could negatively impact our business.

We have configuration centers, warehouses, and data centers in the US, as well as through third-party providers in the UK and Netherlands. The configuration centers and warehouses contain inventory owned by us and our customers and serve as distribution centers for orders we do not dropship directly to the customer. We perform services in these facilities such as product configuration services, and warehouse and logistics services. If the configuration centers or surrounding infrastructure were to be seriously damaged or disrupted by a natural disaster or other adverse event, including disruption related to political or social unrest, we could utilize another distribution center or third-party distributors to ship products to our customers. However, this may not be sufficient to avoid interruptions in our service, or the loss of inventory at that location may prevent us from meeting all the needs of our customers and may cause us to incur incremental operating costs. In addition, we operate in facilities which may contain both business-critical data and confidential information of our customers and third parties, such as data center colocation and hosted solution partners. A natural disaster or other adverse event at locations such as these or third-party provider locations could negatively impact our business, results of operations or cash flows.

We may not be able to realize our entire investment in the equipment we lease.

The realization of the residual value of the equipment we lease, predominantly at the end of the term of a lease, as well as during the life of the lease, is an important element in our financing business segment. At the inception of certain leases, we record a residual value for the leased equipment based on our estimate of the value of the equipment at the expected disposition date.

A decrease in the market value of leased equipment at a rate greater than the rate we projected, whether due to rapid technological or economic obsolescence, excessive or unusual wear and tear on the equipment, or other factors, would adversely affect the recoverability of the estimated residual values of such equipment. Further, certain equipment residual values are dependent on the vendor's warranties, reputation, rules regarding relicensing of software to operate the equipment, and other factors, including market liquidity. In addition, we may not realize the full market value of equipment if we need to sell it to meet liquidity needs or for other reasons outside of the ordinary course of business. Consequently, there can be no assurance that we will realize our estimated residual values for equipment.

The degree of residual realization risk varies by transaction type. Sales-type leases bear less risk because contractual payments typically cover 90% or more of the equipment's lease cost at inception. Operating leases have a higher degree of risk because a smaller percentage of the equipment's value is covered by contractual cash flows at lease inception. We primarily lease equipment to our customers through sales-type leases.

We may be required to take impairment charges for goodwill or other intangible assets related to acquisitions.

We have acquired certain portions of our business and assets through acquisitions. Further, as part of our long-term business strategy, we may continue to pursue acquisitions of other companies or assets. In connection with prior acquisitions, we have accounted for the portion of the purchase price paid in excess of the book value of the assets acquired as goodwill or intangible assets, and we may be required to account for similar premiums paid on future acquisitions in the same manner.

Under the applicable accounting principles, goodwill is not amortized and is carried on our books at its original value, subject to annual review and evaluation for impairment, whereas intangible assets are amortized over the life of the asset. Changes in the business itself, the economic environment (including business valuation levels and trends), or the legislative or regulatory environment may trigger a review and evaluation of our goodwill and intangible assets for potential impairment outside of the normal review periods. These changes may adversely affect either the fair value of the business or our individual reporting units and we may be required to take an impairment charge.

If market and economic conditions deteriorate, this could increase the likelihood that we will need to record impairment charges to the extent the carrying value of our goodwill exceeds the fair value of our overall business. Such impairment charges could materially adversely affect our net earnings during the period in which the impairment is realized. As of March 31, 2025, we had a carrying value of goodwill and other intangible assets of $202.9 million and $82.0 million, respectively.

Actual or anticipated epidemics, pandemics, outbreaks, or other public health crises may adversely affect our customers' and suppliers' financial condition and the operations of our business.

Our business could be materially and adversely affected by the impact of any epidemic, pandemic, outbreak, or other public health crisis. The risk of any epidemic, pandemic, outbreak, or other public health crisis could cause customers to delay or cancel orders and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our products and services to our customers. Quarantines or other cancellations of public events as well as governmental containment actions could also adversely affect our customers' financial condition, resulting in reduced spending for the products and services we sell or uncollectible accounts receivable, leases or notes receivable or our customers' ability to receive goods we ship to their locations. Moreover, any epidemic, pandemic, outbreak, or other public health crisis could adversely affect our ability to adequately staff and manage our businesses. Risks or regulations related to an epidemic, pandemic, or other health crisis may continue to lead to the complete or partial closure of one or more of our offices, configuration centers, or warehouse, or the operations of our customers or our sourcing partners. Office closures of our customers may reduce our ability to provide onsite professional services and staffing.

Risks Related To The Economy And Our Industry

General economic weakness may harm our operating results and financial condition.

Our results of operations are largely dependent upon the state of the economy. Global and domestic economic weakness, economic recession, trade wars or trade disruption, inflation, rising cost and interest rates, and other economic uncertainties may result in decreased sales, gross margin, earnings, and/or growth rates from our US-based customers and from customers outside the US. Actions taken by central banks to counter inflation or weakness in the global banking industry, sustained uncertainty about global political conditions, the downgrade of the US debt rating, periods of intense diplomatic or armed conflict, government spending cuts including efforts from The Department of Government Efficiency ("DOGE") and the impact of new laws, regulations, or government policies (including the introduction of new or increased taxes, the imposition of minimum taxes or new or increased limitations on deductions, credits or other tax benefits), or a tightening of credit markets, or rising interest rates, could cause our customers and potential customers to postpone, reduce or stop spending on technology products or services which could have a material adverse effect on our business, results of operations or cash flows.

We depend on continued competitive innovations in hardware, software, and service offerings by our vendors, and our ability to partner with new and emerging technology providers and adapt to changes in the IT industry.

The technology industry is characterized by rapid innovation and the frequent introduction of new and enhanced hardware, software, and service offerings, such as generative and agentic AI, and cloud-based solutions, including IaaS, SaaS, and PaaS. We depend on innovations in hardware, software, and service offerings by our vendors, as well as the acceptance of those innovations by our customers for the offerings we sell. A decrease in the rate of innovation by our vendors, or the lack of acceptance of innovations by our customers, or a shift by customers to technology platforms that we do not sell could have an adverse effect on our business, results of operations or cash flows.

In addition, if we are unable to keep up with changes in technology and new hardware, software, and service offerings—for example by not providing the appropriate training to our account managers, sales technology specialists and engineers to enable them to effectively sell and deliver such new offerings to customers—our business, results of operations or cash flows could be adversely affected.

We also depend upon our vendors for the development and marketing of hardware, software, and services to compete effectively with hardware, software, and services of vendors whose products and services we do not currently offer or are not authorized to offer in one or more customer channels. In addition, our success depends on our ability to develop relationships with and sell hardware, software, and services from emerging vendors, as well as vendors that we have not historically represented in the marketplace. To the extent that a vendor's offering that is highly in demand is not available to us for resale in one or more customer channels, and there is not a competitive offering from another vendor that we are authorized to sell in such customer channels, or we are unable to develop relationships with new technology providers or companies that we have not historically represented, or we partner with a vendor that is not in demand or the demand for whose products significantly decreases, our business, results of operations, or cash flows could be adversely impacted.

Cloud offerings may influence our customers to move workloads to cloud providers, which may reduce the procurement of products and services from us. Changes in the IT industry may also affect the demand for our advanced professional and managed services. These 'as a service' offerings in many cases are recorded on a net basis which results in a reduction of net sales and an increase in gross margin, or on a ratable basis. Over the past several years, we have seen a significant increase in gross billings recorded on a net basis and a ratable basis due to the industry shift to 'as a service' offerings. In addition, these 'as a service' offerings that are billed over time decrease the demand for financing these types of transactions and do not provide post contract revenue opportunities due to the intangible nature of the offering as well as similar other software offerings. We have invested a significant amount of capital in our strategy to provide certain products and services, and this strategy may adversely impact our financial position due to competition or changes in the industry or improper focus or selection of the products and services we decide to offer. If we fail to react in a timely manner to such changes, such as generative AI, our results of operations may be adversely affected. Our sales can be dependent on demand for specific product categories, and any change in demand for, or supply of, such products could have a material adverse effect on our results of operations.

Changes in interest rates or the loss of key lenders or the constricting of credit markets may affect our future profitability and our ability to monetize our financing receivables and investments in operating leases.

We finance transactions with our customers utilizing fix-rate borrowing. If we fund such transactions at inception with a third-party lender, we can lock in an interest rate spread on the transaction between the customer rate and third-party rate. However, we may delay funding the transaction, and if interest rates increase in the interim, the interest rate spread will decrease, which will adversely impact our profitability, or we may not choose to fund the transaction due to higher interest rates, thus inhibiting our ability to monetize our portfolio to generate cash and increasing our credit loss exposure.

Historically, our financing business segment is very transaction-based and has had volatility in its results of operations primarily due to large transaction gains derived from significant transactions with system integrators where the federal government is the end user, and customer-driven events such as early buyouts or terminations. We rely on lenders to fund financing transactions we originate with our customers. Loss of any lender or group of lenders may significantly impact our ability to originate financing transactions, which may negatively impact our financial condition. In addition, our lenders may no longer be willing to provide funding under our current terms and conditions and may demand updated terms and conditions that negatively impact our ability to consummate a financing transaction with our customers. The DOGE is currently reducing federal government spend resulting in early terminations of financing contracts. Many of these contracts have been sold to lenders and they are experiencing litigation and losses as a result. This may substantially limit the number of lenders interested in purchasing these contracts, which would in turn put negative pressure on the transaction gains we receive in the future, if any. Transactions gains and customer-driven events are unpredictable and often outsized and there is no guarantee that we will continue to realize transaction gains and post contract earnings in the future.

We are also subject to changes, if any, in our lenders' willingness to provide financing for different, particularly lower, credit quality lessees, or lessees in certain market segments that may experience headwinds. Changes in interest rates, which may be driven by the downgrade of the US debt rating, the federal government's early termination of contracts, or other factors may make it more difficult or impossible for us to find or maintain lenders needed for us to profitably finance leasing solutions where the government may be the end-user, which may have an adverse effect on our business, results of operations or cash flows.

Risks Related To Laws And Regulations

Failure to comply with new laws or changes to existing laws may adversely impact our business.

Our operations are subject to numerous US and foreign laws and regulations in several areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, patent and copyright, tax, import and export requirements, financing, anti-corruption, data privacy requirements, anti-competition, and environmental, health, and safety. We are also subject to a vast number of evolving laws at the local, state and federal levels, including employment and data privacy laws, and securities laws. We, our customers, vendors, and industry are experiencing significant changes in the enforcement of, guidance relating to, and the application of, laws. Rapid changes in trade-related laws and Executive Orders including tariffs, import/export regulations, and sanctions is creating uncertainty and complexity in supply chain management. We anticipate that these changes will materially impact our costs and will largely result in our passing tariffs onto our customers. Compliance with these laws, regulations, and Executive Orders may be onerous and expensive. The laws and regulations may be inconsistent from jurisdiction to jurisdiction and may be repeatedly and unpredictably modified, rescinded, or stayed by legislative bodies, regulatory agencies, and/or courts, further increasing the cost of compliance, and doing business, and the risk of noncompliance. We have implemented policies and procedures designed to help comply with applicable laws and regulations, but there can be no certainty that our employees, contractors, or agents will fully comply with laws and regulations or our policies and procedures. Additionally, as our customers and vendors implement policies and processes for their own compliance with current, anticipated, and pending laws and regulations, they may impose requirements on us, which we may not be able to timely and cost-effectively fulfill.

We may not adequately protect ourselves through our contract vehicles, or our insurance policies may not be adequate to address potential losses or claims.

Our contracts may not protect us against the risks inherent in our business including, but not limited to, warranties, limitations of liability, indemnification obligations, human resources and subcontractor-related claims, patent and product liability, regulatory and compliance obligations, data security and privacy, and financing activities. Also, we face pressure from our customers for competitive pricing and contract terms. In addition, order cancellations by our customers may result from product constraints, or other economic concerns. While we may mitigate risk through our contracts, if orders are cancelled by our customers, we may have an increased risk of dispute resulting in non-payment. Such disputes may be complicated by novel legal arguments relating to contract enforceability, such as the application of force majeure, impossibility or impracticability of performance, and frustration of purpose. Despite the non-recourse nature of the loans financing certain of our activities, non-recourse lenders may file suit if the underlying transaction turns out poorly for the lenders. We are currently experiencing an increase in federal contract terminations, some arising from the mission of the DOGE. While most of these contracts were sold to a lender, we may be subject to claims and the cost of defending such claims due to the nature of our business.

We also are subject to audits by various vendor partners and customers, including government agencies, relating to purchases, sales, data privacy and compliance under various contracts. In addition, we are subject to indemnification claims under various contracts.

Failure to comply with our public-sector contracts or applicable laws and regulations could result in, among other things, termination, fines or other liabilities, and changes in procurement regulations could adversely impact our business.

Revenues in our public sector are derived from sales to SLED customers, through various contracts and open market sales of products and services. Sales to SLED customers are highly regulated and SLED customer purchases are subject to availability of funds from taxation, grants, or other sources including the federal government. The DOGE is cancelling certain funding mechanisms and continuing to seek spending cuts in the federal government which have and most likely will continue to decrease funds from the federal government to our SLED customers. This may decrease SLED customers spend with us. Noncompliance with contract provisions, government procurement regulations, or other applicable laws or regulations could result in civil, criminal, and administrative liability, including substantial monetary fines or damages, termination of SLED sector customer contracts, and suspension, debarment, or ineligibility from doing business with the government and other customers in the SLED sector. Contracts in the SLED sector are generally terminable at any time for convenience of the contracting agency or upon default and are subject to audits. In addition, most contracts require successfully bidding and award of the contract. These bid processes can be complex and require extensive review of terms and conditions and data compilation. Multiple bidders may win a product category, which creates aggressive competition even after contract award. The effect of any of these possible actions could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations, or cash flows.

We face risks of claims from third parties for intellectual property infringement, including counterfeit products, which could harm our business.

We may be subject to claims that our products and services, or products that we resell, infringe on the intellectual property rights of third parties and/or are counterfeit products. In addition, decreased product accessibility may foster more counterfeit product availability, including components within products that we purchase, and we may be subject to claims by our customers, vendors, or suppliers for unknowingly selling these types of products. The vendor of certain products or services we resell may not provide us with indemnification for infringement or otherwise; however, our customers may seek indemnification from us. We could incur substantial costs in defending infringement claims against ourselves and our customers. In the event of such claims, we and our customers may be required to obtain one or more licenses from third parties. We may not be able to obtain such licenses from third parties at a reasonable cost or at all. Defense of any lawsuit or failure to obtain any such required license could significantly increase our expenses and/or adversely affect our ability to offer one or more of our services.

We may be unable to protect our intellectual property and costs to protect our intellectual property may affect our earnings.

The success of our business strategy depends, in part, upon proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, trademark, and trade secret laws, and contractual provisions with our customers, subcontractors, and employees to protect our proprietary technology. It may be possible for unauthorized third parties to copy certain portions of our products or reverse engineer or obtain and use information that we regard as proprietary. Some of our agreements with our customers and technology licensors contain residual clauses regarding confidentiality and the rights of third parties to obtain the source code for our products. These provisions may limit our ability to protect our intellectual property rights in the future that could seriously harm our business and operating results. Our means of protecting our intellectual property rights may not be adequate.

The legal and associated costs to protect our intellectual property in the US and foreign jurisdictions may significantly increase our expenses and have a material adverse effect on our operating results. We may deem it necessary to protect our intellectual property rights and significant expenses could be incurred with no certainty of the results of these potential actions. Costs relative to lawsuits are usually expensed in the periods incurred and there is no certainty of recouping any of the amounts expended regardless of the outcome of any action.

Risks Related To Ownership Of Our Stock

Our common stock price may be volatile and may decline regardless of our operating performance, and holders of our common stock could lose a significant portion of their investment.

The market price for our common stock may be volatile. Our stockholders may not be able to resell their shares of common stock at or above the price at which they purchased such shares, due to fluctuations in the market price of our common stock, which may be caused by several factors, many of which we cannot control, including the risk factors described in this Annual Report on Form 10-K and the following:

- changes in financial estimates by any securities analysts who follow our common stock, and our failure to meet these estimates or failure of securities;
- our failure to obtain our financial guidance estimates;
- significant variations in our quarterly results of operations;
- analysts maintaining coverage of our common stock;
- downgrades by any securities analysts who follow our common stock;
- future sales of our common stock by our officers, directors, and significant stockholders;
- market conditions or trends in our industry or the economy as a whole including market expectations of changes in interest rates;
- investors' perceptions of our prospects;
- announcements by us or our competitors of significant contracts, acquisitions, divestitures, joint ventures, or capital commitments; and
- changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations which have affected and continue to affect the market prices of equity securities of many companies, including us and companies in our industry. In the past, securities class action litigation has followed periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock and depress our stock price.

There can be no assurance that we will continue to repurchase any of our common stock under our share repurchase program.

Any determination to repurchase, shares of our common stock in the future will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions (including in current or future agreements governing our indebtedness), restrictions imposed by applicable law, market conditions, tax considerations and other factors our Board deems relevant. There can be no assurance that we will continue to repurchase shares of our common stock and, therefore, the future realization of a gain on our shareholders' investment will depend entirely on the appreciation of the price of our common stock, which may never occur.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings, if any. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their holdings in our common stock.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We believe that cybersecurity and business resilience are critical to advancing our corporate vision and enabling our digital transformation efforts. As a technology services provider, we are faced with a multitude of diverse cybersecurity threats that range from common attacks such as ransomware, denial of service, and social engineering to more advanced attacks leveraging sophisticated AI-enabled tools from nation-state actors that might target our ecosystem through specific industry verticals. Any such cybersecurity threats could affect our customers, vendors, service providers, subcontractors and/or employees, and a cybersecurity threat to us or any of these entities could materially adversely affect our business strategy, financial condition, performance, our brand and results of operations.

We have a dedicated team of information security professionals (our "information security team") who lead our enterprise-wide cybersecurity strategy, which includes risk management, cyber defense, systems security, security monitoring and other related functions. This team is overseen by our Senior Director of Information Security ("SDIS") who reports to our Chief Information Officer ("CIO"). The SDIS has over 25 years of experience in the field of cybersecurity and is responsible for our overall business resilience and information security strategy, security engineering and operations, cyber threat detection and response, and policy recommendations. In addition, our SDIS has a significant background in general information technology and program management. Our information security team manages our robust enterprise security structure, which is designed to prevent cybersecurity incidents, while simultaneously increasing our technology resilience to minimize the associated business impact of cybersecurity threats. Core to our information security team's structure is our security incident response team, which is responsible for the protection, detection and overall response capabilities in defense of our corporate resources and assets. Furthermore, we believe strongly in a supportive and collaborative culture of security, whereby all our employees maintain a role in our corporate cybersecurity posture, including but not limited to their participation in periodic training and risk management exercises throughout the year.

The processes overseen by our information security team are integrated with our enterprise risk management ("ERM") program, including routine reporting to our executive team on cyber risk through the different levels of our ERM governance structure including our risk management frameworks and processes. We undergo routine testing of both the design and operational effectiveness of our security controls, consult with industry leaders on best practices, and ensure alignment with relevant industry frameworks and laws, as well as auditing by our internal audit team. Our cybersecurity program consists of policies, practices and procedures designed to manage material risks from cybersecurity threats, including training requirements, threat monitoring and detection, threat containment and risk assessments. In addition to our policies and procedures designed to manage and identify cybersecurity risks, we maintain an incident response plan designed to contain, analyze, remediate, and communicate cybersecurity matters to help ensure a timely and appropriate response to cybersecurity incidents.

Additionally, we engage third-party firms to conduct routine external and internal penetration testing of our information systems to emulate the common tactics and techniques of cyber threat actors, and we have developed processes to remediate identified vulnerabilities across a wide range of severities. We have policies and procedures to oversee and identify the cybersecurity risks associated with our use of certain third-party service providers. These policies and procedures include onboarding risk assessments prior to engagement and, as appropriate based on identified risk, may include either cybersecurity-related contractual terms and/or periodic risk assessments throughout the life cycle of the third-party relationship. We maintain cybersecurity insurance coverage that we believe is appropriate for the size and complexity of our business to cover certain costs related to the remediation of cybersecurity incidents.

Our Board has ultimate oversight of our cybersecurity risk, which it oversees as part of our ERM program. The CIO and SDIS regularly provide reporting on cybersecurity to both our executive management and our Board. This reporting includes updates on our information security strategy and organizational structure, key cyber risks and threats, progress related to various initiatives designed to protect us from such risks and threats, assessments of our cybersecurity program and emerging trends, including those related to the use of AI as both a threat and a defense mechanism. Depending on the criticality of a cybersecurity incident and in accordance with our incident response plan, certain matters are required to be reported promptly to the Board, as appropriate.

As of the date of this report, we are not aware of any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, financial condition, or our brand. However, we cannot provide assurance that such threats will not be discovered, occur, or result in such an impact in the future. For more information regarding risks relating to information technology and cybersecurity, please refer to Item 1A. "Risk Factors."

ITEM 2.   PROPERTIES

As of March 31, 2025, we leased a total of 545 thousand square feet of office and warehouse space across 24 properties, primarily in the US, that are used in common by our technology business segments- product, professional services, and managed services- and our financing business segment. Our leases expire at varying dates over the next 10 years. We have certain employees that work at customer sites, their homes, or other locations. Additionally, we utilize coworking spaces in certain cities.

We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy, or replacing leased properties with equivalent properties. We believe that suitable additional or substitute leased properties will be available as required.

ITEM 3.   LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, please refer to Note 10, "Commitments and Contingencies" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

On March 31, 2025, our common stock traded on the NASDAQ Global Select Market under the symbol "PLUS."

On May 7, 2025, there were 257 stockholders of record of our common stock, although there is a much larger number of beneficial owners.

DIVIDEND POLICIES AND RESTRICTIONS

We did not pay any cash dividends on our common stock during the fiscal years ended March 31, 2025, and 2024. Holders of our common stock are entitled to dividends if and when declared by our Board, out of funds legally available. Generally, we have retained our earnings for use in the business and to repurchase our common stock. We currently intend to retain future earnings to fund ongoing operations, finance the growth and development of our business and continue to repurchase our common stock. Any future determination concerning the payment of dividends will depend upon our financial condition, results of operations, capital requirements and any other factors deemed relevant by our Board.

PURCHASES OF OUR COMMON STOCK

The following table provides information regarding our purchases of our common stock during the three months ended March 31, 2025. Please refer to Note 12, "Stockholders' Equity" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Period	Total number of shares purchased [1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs [2]
January 1, 2025 through January 31, 2025	87,033	$ 77.89	87,033	782,445
February 1, 2025 through February 28, 2025 . .	89,454	$ 70.76	89,454	692,991
March 1, 2025 through March 31, 2025.	—	$ —	—	692,991
Total	176,487		176,487	

_____

(1) All shares were acquired in open-market purchases.

(2) The amounts presented in this column are the remaining number of shares that may be repurchased after repurchases during the month. On May 18, 2024, our Board authorized the repurchase of up to 1,250,000 shares of our outstanding common stock, over a 12-month period beginning on May 28, 2024.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations (the "financial review") of ePlus is intended to help investors understand our company and our operations. The financial review is provided as a supplement to, and should be read in conjunction with, the Consolidated Financial Statements and the related notes included elsewhere in this Annual Report on Form 10-K.

For a financial review and a discussion of results for the year ended March 31, 2024, compared to the results for the year ended March 31, 2023, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended March 31, 2024, filed with the SEC on May 23, 2024.

EXECUTIVE OVERVIEW

We are a leading solutions provider in the areas of security, cloud, networking, collaboration, AI, and emerging technologies. We deliver actionable outcomes for organizations by using IT and consulting solutions to drive business agility and innovation. Leveraging our engineering talent, we assess, plan, deliver, and secure solutions comprised of leading technologies and consumption models aligned with our customers' needs. Our expertise and experience enable us to craft optimized solutions that take advantage of the cost, scale, and efficiency of private, public and hybrid cloud services in an evolving market.

As part of our solutions, we provide consulting, professional services, managed services, IT staff augmentation, and complete lifecycle management services in the areas of security, cloud, networking, collaboration, and emerging technologies. Further, we offer professional services in the spaces of digital signage, EV charging solutions, loss prevention and security, store openings, remodels, and store closings.

We deliver integrated solutions that address our customers' business needs, leveraging the appropriate technologies, both on-premises and in the cloud. Our approach is to lead with advisory consulting to understand our customers' needs, and then design, deploy, and manage solutions aligned to their objectives. Underpinning the broader areas of cloud, security, networking, and collaboration are specific skills in orchestration and automation, application modernization, DevSecOps, zero-trust architectures, data management, data visualization, analytics, network modernization, edge computing and other advanced and emerging technologies. These solutions are comprised of class-leading technologies from our commercial partners.

We are a reseller for thousands of manufacturers, which have enabled us to provide our customers with new and evolving IT solutions. We possess top-level IT engineering certifications with a broad range of leading IT vendors that enable us to offer IT solutions that are optimized for each of our customers' specific requirements.

Additionally, we offer flexible financing for purchases from us and from third parties. We have been in the business of selling, leasing, financing, and managing IT and other assets for more than 30 years.

We serve primarily middle market to large enterprises across diverse markets including telecom, media and entertainment, technology, state and local government and educational institutions ("SLED"), healthcare, and financial services. We sell to customers in the United States ("US"), which account for most of our sales, and to customers in select international markets including the United Kingdom ("UK"), the European Union ("EU"), India, and Singapore.

Business Trends

We believe the following key factors are impacting our business performance and our ability to achieve business results:

- General economic concerns including changes in law by the current US government, inflation, tariffs, sanctions, changing interest rates, staffing shortages, remote work trends, geopolitical concerns and changes in US government spending and contracting practices may impact our customers' willingness to spend on technology, services and financing.

- We are experiencing pricing pressure and project delays within our enterprise accounts impacting our gross profit. Our financing quotes are generally indexed to market rates to enable us to change rates from time of quote to funding. Financing transactions funded with our cash flows, not debt, are subject to interest rate risk. If the market interest rate exceeds our internal rate of return, we may not fund the transaction to obtain the proceeds and lock in our profit on the transaction. Also, we are experiencing constriction of funds available for certain transactions and more stringent assessment of our financing arrangements by our lenders. Additionally, there is uncertainty as to how the recent change in the US government administration will impact current and future transactions involving the US federal government.

- Our customers' top focus areas include AI, security, cloud solutions, as well as digital transformation and modernization. We have developed advisory services, assessments, solutions, and professional and managed services to meet these priorities and help our customers attain and maintain their desired outcome.

- Modernizing legacy applications, data modernization, reducing operational complexity, securing workloads, the cost and performance of IT operations, and agility are changing the way companies are purchasing and consuming technology. These are fueling deployments of solutions on cloud, managed services and hybrid platforms and licensing models, which may include invoicing over the term of the engagement and may result in additional revenue recognized on a net basis.

- Rapid cloud adoption has led to customer challenges around increasing costs, security concerns, and skillset gaps. These challenges are consistent across all industries and business sizes. We have developed a Cloud Managed Services portfolio to address these needs, allowing our clients to focus on driving business outcomes via optimized and secure cloud platforms.

Key Business Metrics

Our management monitors several financial and non-financial measures and ratios on a regular basis to track the progress of our business. We believe that the most important of these measures and ratios include net sales, gross profit and margin, operating income margin, net earnings, and net earnings per common share, in each case based on information prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), as well as the non-GAAP financial measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP: Net earnings and Non-GAAP: Net earnings per common share - diluted.

We also use a variety of operating and other information to evaluate the operating performance of our business, develop financial forecasts, make strategic decisions, and prepare and approve annual budgets. We use gross billings as an operational metric to assess the volume of transactions or market share for our technology business segments—product, professional services, and managed services—as well as to understand changes in our accounts receivable and accounts payable balances and our statement of cash flows. We believe our gross billings metrics will aid investors in the same manner to evaluate our business.

These key indicators include financial information that is prepared in accordance with US GAAP and presented in our consolidated financial statements, as well as non-GAAP and operational performance measurement tools. Generally, a non-GAAP financial measure is a numerical measure of a company's performance or financial position that either excludes or includes amounts that are correspondingly not normally excluded or included in the most directly comparable measure calculated and presented in accordance with US GAAP. Our use of non-GAAP information as analytical tools has limitations, and you should not consider them in isolation or as substitutes for analysis of our financial results reported under GAAP, as these measures used by management may differ from similar measures used by other companies, even when similar terms are used to identify such measures.

In footnotes (1) and (2) of the tables that immediately follow the next paragraph are our reasons for using and presenting Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP: Net earnings and Non-GAAP: Net earnings per common share-diluted.

The following tables provide our key business metrics for our consolidated entity, our technology business segments- consisting of our product, professional services, and managed services segments- and our financing business segment (in thousands, except per share amounts):

	Year Ended March 31,		
	2025	2024	2023
Consolidated			
Financial Metrics			
Net sales	$2,068,789	$2,225,302	$ 2,067,718
Gross profit	$ 569,121	$ 550,793	$ 517,524
Gross margin	27.5%	24.8%	25.0%
Operating income margin	6.8%	7.1%	8.0%
Net earnings	$ 107,978	$ 115,776	$ 119,356
Net earnings margin	5.2%	5.2%	5.8%
Net earnings per common share - diluted	$ 4.05	$ 4.33	$ 4.48
Non-GAAP Financial Metrics			
Non-GAAP: Net earnings (1)	$ 124,475	$ 131,327	$ 133,931
Non-GAAP: Net earnings per common share - diluted (1)	$ 4.67	$ 4.92	$ 5.02
Adjusted EBITDA (2)	$ 178,234	$ 190,441	$ 190,592
Adjusted EBITDA margin (2)	8.6%	8.6%	9.2%
Technology business segments			
Financial Metrics			
Net sales			
Product	$1,608,768	$1,883,809	$ 1,750,802
Professional services	229,030	154,549	151,785
Managed services	171,347	137,528	112,658
Total	$2,009,145	$2,175,886	$ 2,015,245
Gross profit			
Product	$ 373,557	$ 397,618	$ 380,741
Professional services	90,517	68,194	61,594
Managed services	51,307	42,667	32,155
Total	$ 515,381	$ 508,479	$ 474,490
Gross margin			
Product	23.2%	21.1%	21.7%
Professional services	39.5%	44.1%	40.6%
Managed services	29.9%	31.0%	28.5%
Total	25.7%	23.4%	23.5%

Operating income	$ 106,293	$ 132,560	$ 140,110

Non-GAAP Financial Metric

Adjusted EBITDA (2)	$ 142,843	$ 164,409	$ 164,184

Operational Metrics

Gross billings (3)			
Networking	$ 929,708	$1,172,274	$ 927,319
Cloud	865,855	824,128	892,308
Security	683,597	625,392	639,416
Collaboration.	120,369	120,960	127,027
Other.	244,997	262,439	282,748
Product gross billings	2,844,526	3,005,193	2,868,818
Service billings	435,921	324,571	277,070
Total gross billings.	$3,280,447	$3,329,764	$3,145,888

Financing business segment

Financial Metrics

Net sales.	$ 59,644	$ 49,416	$ 52,473
Gross profit	$ 53,740	$ 42,314	$ 43,034
Operating income	$ 35,120	$ 25,697	$ 26,052

Non-GAAP Financial Metric

Adjusted EBITDA (2)	$ 35,391	$ 26,032	$ 26,408

_____

(1) Non-GAAP: Net earnings and Non-GAAP: Net earnings per common share – diluted are based on net earnings calculated in accordance with US GAAP, adjusted to exclude other (income) expense, share-based compensation, and acquisition and integration expenses, and the related tax effects.

We use Non-GAAP: Net earnings and Non-GAAP: Net earnings per common share – diluted as supplemental measures of our performance to gain insight into our operating performance and performance trends. We believe that the exclusion of other income and acquisition-related amortization expense in calculating Non-GAAP: Net earnings and Non-GAAP: Net earnings per common share – diluted provides management and investors a useful measure for period-to-period comparisons of our business and operating results by excluding items that management believes are not reflective of our underlying operating performance. Accordingly, we believe that Non-GAAP: Net earnings and Non-GAAP: Net earnings per common share – diluted provide useful information to investors and others in understanding and evaluating our operating results. However, our use of non-GAAP information as analytical tools has limitations, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under US GAAP. In addition, other companies, including companies in our industry, might calculate similar Non-GAAP: Net earnings and Non-GAAP: Net earnings per common share – diluted or similarly titled measures differently, which may reduce their usefulness as comparative measures. Our acquisition related expenses for the year ended March 31, 2025, are related to our acquisition of Bailiwick Services, LLC ("Bailiwick").

The following table provides our calculation of Non-GAAP: Net earnings and Non-GAAP: Net earnings per common share – diluted (in thousands, except per share amounts):

| | Year Ended March 31, | | |
	2025	2024	2023
GAAP: Earnings before tax	$ 148,839	$ 161,093	$ 162,974
Share-based compensation	9,996	9,731	7,824
Acquisition related expenses	1,072	—	—
Acquisition related amortization expense	19,929	15,180	9,411
Other (income) expense—net	(7,426)	(2,836)	3,188
Non-GAAP: Earnings before provision for income taxes	172,410	183,168	183,397
GAAP: Provision for income taxes	40,861	45,317	43,618
Share-based compensation	2,742	2,772	2,104
Acquisition related expenses	300	—	—
Acquisition related amortization expense	5,495	4,306	2,527
Other (income) expense—net	(1,990)	(831)	950
Tax benefit (expense) on restricted stock	527	277	267
Non-GAAP: Provision for income taxes	47,935	51,841	49,466
Non-GAAP: Net earnings	$ 124,475	$ 131,327	$ 133,931

| | Year Ended March 31, | | |
	2025	2024	2023
GAAP: Net earnings per common share - diluted	$ 4.05	$ 4.33	$ 4.48
Share-based compensation	0.27	0.27	0.21
Acquisition related expenses	0.03	—	—
Acquisition related amortization expense	0.54	0.40	0.26
Other (income) expense—net	(0.20)	(0.07)	0.08
Tax benefit (expense) on restricted stock	(0.02)	(0.01)	(0.01)
Total non-GAAP adjustments - net of tax	0.62	0.59	0.54
Non-GAAP: Net earnings per common share - diluted	$ 4.67	$ 4.92	$ 5.02

(2) We define Adjusted EBITDA as net earnings calculated in accordance with US GAAP, adjusted for the following: interest expense, depreciation and amortization, share-based compensation, acquisition and integration expenses, provision for income taxes, and other income. Adjusted EBITDA presented for the technology business segments and the financing business segment is defined as operating income calculated in accordance with US GAAP, adjusted for interest expense, share-based compensation, acquisition and integration expenses, and depreciation and amortization. We consider the interest on notes payable from our financing business segment and depreciation expense presented within cost of sales, which includes depreciation on assets financed as operating leases, to be operating expenses. As such, they are not included in the amounts added back to net earnings in the Adjusted EBITDA calculation. In the table below, we provide a reconciliation of Adjusted EBITDA to net earnings, which is the most directly comparable financial measure to this non-GAAP financial measure. Adjusted EBITDA margin is our calculation of Adjusted EBITDA divided by net sales.

We use Adjusted EBITDA as a supplemental measure of our performance to gain insight into our operating performance and performance trends. We believe that the exclusion of other income in calculating Adjusted EBITDA and Adjusted EBITDA margin provides management and investors a useful measure for period-to-period comparisons of our business and operating results by excluding items that management believes are not reflective of our underlying operating performance. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results. However, our use of Adjusted EBITDA and Adjusted EBITDA margin as analytical tools has limitations, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under US GAAP. In addition, other companies, including companies in our industry, might calculate Adjusted EBITDA and Adjusted EBITDA margin or similarly titled measures differently, which may reduce their usefulness as comparative measures.

The following table provides our calculations of Adjusted EBITDA (in thousands):

	Year Ended March 31,		
	2025	2024	2023
Consolidated			
Net earnings	$ 107,978	$ 115,776	$ 119,356
Provision for income taxes	40,861	45,317	43,618
Share-based compensation	9,996	9,731	7,824
Depreciation and amortization	25,753	21,025	13,709
Acquisition related expenses	1,072	—	—
Interest and financing costs	—	1,428	2,897
Other (income) expense	(7,426)	(2,836)	3,188
Adjusted EBITDA	$ 178,234	$ 190,441	$ 190,592
Technology business segments			
Operating income	$ 106,293	$ 132,560	$ 140,110
Share-based compensation	9,725	9,470	7,579
Depreciation and amortization	25,753	20,951	13,598
Acquisition related expenses	1,072	—	—
Interest and financing costs	—	1,428	2,897
Adjusted EBITDA	$ 142,843	$ 164,409	$ 164,184
Financing business segment			
Operating income	$ 35,120	$ 25,697	$ 26,052
Share-based compensation	271	261	245
Depreciation and amortization	—	74	111
Adjusted EBITDA	$ 35,391	$ 26,032	$ 26,408

(3) Gross billings are the total dollar value of customer purchases of goods and services including shipping charges during the period, net of customer returns, credit memos, and sales or other taxes. Gross billings include the transaction values for certain sales transactions that are recognized on a net basis, and, therefore, include amounts that will not be recognized as revenue.

Financial Summary

Net sales: Net sales for the year ended March 31, 2025, decreased $156.5 million compared to the prior fiscal year. The decrease in net sales was driven by lower product revenues offset by higher managed services and professional services revenue from our technology business segments, and higher revenues from our financing business segment. For additional information, see the "Segment Results of Operations" below.

Gross profit: Consolidated gross profit for the year ended March 31, 2025, increased $18.3 million compared to the prior fiscal year due to increases in professional and managed services that were partially offset by declines in product sales. Overall, gross margins were up by 270 basis points year over year to 27.5%, primarily due to higher product margins led by a shift in product mix towards sales of third-party maintenance and subscriptions that are recognized on a net basis, partially offset by lower services margins.

Operating expenses: Operating expenses for the year ended March 31, 2025, increased $35.2 million compared to the prior fiscal year. Our increase in operating expenses was primarily due to an increase in salaries and benefits, general and administrative expenses, acquisition related expenses, and depreciation and amortization expenses, partially offset by a decrease in interest and financing costs. Our increases in these categories for the year ended March 31, 2025, compared to the prior fiscal year, were partially due to our acquisition of Bailiwick in August 2024. As of March 31, 2025, we had 2,199 employees, an increase of 15.7% from 1,900 as of March 31, 2024, largely due to our acquisition of Bailiwick. For additional information, see the "Segment Results of Operations" below.

<u>Operating income</u>: As a result of the foregoing, operating income for the year ended March 31, 2025, decreased $16.8 million compared to the prior fiscal year, and operating margin decreased by 30 basis points to 6.8%.

Adjusted EBITDA for the year ended March 31, 2025, decreased $12.2 million compared to the prior fiscal year. Adjusted EBITDA margin for the year ended March 31, 2025, remained flat at 8.6%, as compared to the prior fiscal year. The decrease in Adjusted EBITDA was due to a decrease from our technology business segments, which was offset by higher Adjusted EBITDA from our financing business segment.

Net earnings per common share—diluted for the year ended March 31, 2025, decreased $0.28, to $4.05 per share, as compared to $4.33 per share in the prior fiscal year. Non-GAAP: Net earnings per common share— diluted for the year ended March 31, 2025, decreased $0.25, to $4.67 per share, as compared to $4.92 per share for the year ended March 31, 2024.

Segment Overview

Technology business segments

Our technology business includes three segments: product, professional services, and managed services as further discussed below.

- Product segment: Our product segment consists of the sale of third-party hardware, third-party perpetual and subscription software, and third-party maintenance, software assurance, and other third-party services. The product segment also includes internet-based business-to-business supply chain management solutions for IT products.

- Professional services segment: Our professional services segment includes our advanced professional services to our customers that are performed under time and materials, fixed fee, or milestone contracts. Professional services include consulting, assessments, architecture, deployment, and configuration, logistic services, training, staff augmentation services, and project management services. Additionally, we offer professional services in the spaces of digital signage, EV charging solutions, loss prevention and security, store openings, remodels, and store closings.

- Managed services segment: Our managed services segment includes our advanced managed services that encompass managing various aspects of our customers' environments that are billed in regular intervals over a contract term, usually between three to five years. Managed services also include security solutions, storage-as-a-service, cloud hosted services, cloud managed services, and service desk.

We manage the technology business segments based on gross profit and the operating expenses associated with these segments in total as our technology business.

Our technology business segments sell primarily to corporations and SLED institutions. Customers of our technology business may have a customer master agreement ("CMA") with our company, which stipulates the terms and conditions of the commercial relationship. Some CMAs contain pricing arrangements, and most contain mutual voluntary termination clauses. Our other customers place orders using purchase orders without a CMA in place or with other documentation customary for the business. Often, our work with state and local governments is based on public bids and our written bid responses. Our service engagements are generally governed by statements of work and are primarily fixed price (with allowance for changes); however, some service agreements are based on time and materials.

We endeavor to minimize the cost of sales in our product segment through incentive programs provided by vendors and distributors. The programs we qualify for are generally set by our reseller authorization level with the vendor. The authorization level we achieve and maintain governs the types of products we can resell as well as such items as variable discounts applied against the list price, funds provided for the marketing of these products and other special promotions. These authorization levels are achieved by us through purchase volume, certifications held by sales executives or engineers and/or contractual commitments by us. The authorization levels are costly to maintain, and these programs continually change; therefore, there is no guarantee of future reductions of costs provided by these vendor consideration programs.

Financing business segment

Our financing business segment offers financing solutions to corporations, government contractors in arrangements where the federal government is the end user, and SLED institutions in the US, which accounts for most of our transactions, and to corporations in select international markets including Canada, the UK, and the EU. Our financing business segment leases IT equipment, medical equipment, and other equipment, and sells the off-lease equipment at the end of the lease. Additionally, our financing business segment finances purchases of third-party software licenses, software assurance, maintenance, and other services.

Financing revenue generally falls into the following three categories:

- Portfolio income: Interest income from financing receivables and rents due under operating leases.

- Transactional gains: Net gains or losses on the sale of financial assets.

- Post-contract earnings: Month-to-month rents; early termination, prepayment, make-whole, or buyout fees; and the sale of off-lease (used) equipment.

Fluctuations in operating results

Our operating results may fluctuate due to customer demand for our products and services, supplier costs including due to the imposition and/or increase in tariffs and inflation, product availability due to supply chain volatility, changes in vendor incentive programs, changes by vendors to increased ratable billing for solutions sets and increased sales of products that are recorded on a net basis, interest rate fluctuations, currency fluctuations, the timing of sales of financial assets, general economic conditions, and differences between estimated residual values and actual amounts realized for leased equipment. We expect to continue to expand by hiring additional staff for specific targeted market areas and roles whenever we can find both experienced personnel and desirable geographic areas over the longer term, which may impact our operating results. We expect to continue to acquire businesses when we locate businesses that are desirable and fit our strategic objectives.

SEGMENT RESULTS OF OPERATIONS
The Year Ended March 31, 2025, Compared to the Year Ended March 31, 2024

Technology business segments

The results of operations for our technology business segments were as follows (in thousands):

	Year Ended March 31,			Percent
	2025	**2024**	**Change**	**Change**
Financial metrics				
Net sales				
Product	$1,608,768	$1,883,809	$(275,041)	(14.6%)
Professional services..........................	229,030	154,549	74,481	48.2%
Managed services	171,347	137,528	33,819	24.6%
Total...	$2,009,145	$2,175,886	$ (166,741)	(7.7%)
Gross Profit				
Product	373,557	397,618	(24,061)	(6.1%)
Professional services..........................	90,517	68,194	22,323	32.7%
Managed services	51,307	42,667	8,640	20.2%
Total...	515,381	508,479	6,902	1.4%
Selling, general, and administrative	383,335	353,540	29,795	8.4%
Depreciation and amortization	25,753	20,951	4,802	22.9%
Interest and financing costs.................................	-	1,428	(1,428)	(100.0%)
Operating expenses...	409,088	375,919	33,169	8.8%
Operating income...	$ 106,293	$ 132,560	$ (26,267)	(19.8%)
Key metrics & other information				
Gross billings	$3,280,447	$3,329,764	$ (49,317)	(1.5%)
Adjusted EBITDA..	$ 142,843	$ 164,409	$ (21,566)	(13.1%)
Product margin	23.2%	21.1%		
Professional services margin.............................	39.5%	44.1%		
Managed services margin..................................	29.9%	31.0%		
Net sales by customer end market:				
Telecom, media & entertainment.........................	$ 453,892	$ 547,525	$ (93,633)	(17.1%)
SLED...	333,371	329,617	3,754	1.1%
Technology	300,465	379,720	(79,255)	(20.9%)
Healthcare...	286,474	278,893	7,581	2.7%
Financial services	174,798	243,630	(68,832)	(28.3%)
All others..	460,145	396,501	63,644	16.1%
Total...	$2,009,145	$2,175,886	(166,741)	(7.7%)
Net sales by type:				
Networking	$ 781,703	$1,005,679	$ (223,976)	(22.3%)
Cloud...	509,774	546,341	(36,567)	(6.7%)
Security	191,872	193,956	(2,084)	(1.1%)
Collaboration	55,483	65,714	(10,231)	(15.6%)
Other..	69,936	72,119	(2,183)	(3.0%)
Total products	$1,608,768	$1,883,809	$ (275,041)	(14.6%)
Professional services.......................................	229,030	154,549	74,481	48.2%
Managed services	171,347	137,528	33,819	24.6%
Total...	$2,009,145	$2,175,886	$ (166,741)	(7.7%)

Net sales: Net sales of the combined technology business segments for the year ended March 31, 2025, decreased compared to the year ended March 31, 2024, due to decreased net sales to customers in telecom, media, and entertainment, technology, and financial service industries, offset by increased net sales to customers in the SLED and healthcare industries.

Product segment sales for the year ended March 31, 2025, decreased compared to the year ended March 31, 2024, due to decreases in demand and a shift in product mix towards sales of third-party maintenance and subscriptions that are recognized on a net basis. These changes were driven by the timing of purchases by existing customers, which are determined by their buying cycles, and the timing of specific IT-related initiatives.

Professional services segment sales for the year ended March 31, 2025, increased compared to the year ended March 31, 2024, primarily due to increases in revenues from the acquisition of Bailiwick.

Managed services segment sales for the year ended March 31, 2025, increased compared to the year ended March 31, 2024, due to ongoing expansion of these service offerings, primarily related to ongoing growth in enhanced maintenance support, cloud services, and service desk services.

Gross profit: Gross profit of the combined technology business segments for the year ended March 31, 2025, increased compared to the year ended March 31, 2024, due to an increase in professional and managed service sales, offset by decrease in product sales. Gross profit margin increased by 230 basis points to 25.7% due to higher product margins, partially offset by lower managed services and professional services margin.

Product segment margin for the year ended March 31, 2025, increased by 210 basis points compared to the year ended March 31, 2024, due to a shift in product mix resulting in a higher proportion of sales of third-party maintenance and subscriptions which are recorded on a net basis partially offset by lower margins to certain enterprise customers.
Vendor incentives earned as a percentage of product sales for the year ended March 31, 2025 increased by 40 basis points, which had a positive effect on gross margin, as compared to the prior year.

Professional services segment margin for the year ended March 31, 2025, decreased by 460 basis points, compared to the year ended March 31, 2024, due to our acquisition of Bailiwick whose services tend to have a lower gross margin due to the use of a higher proportion of third parties for delivery than our organic professional services.

Managed services segment margin for the year ended March 31, 2025, decreased by 110 basis points, compared to the year ended March 31, 2024, due to higher third-party costs incurred for cloud services.

Selling, general, and administrative expenses: Selling, general, and administrative expenses for the year ended March 31, 2025, for our technology business segments, increased compared to the year ended March 31, 2024, mainly due to increases in salaries and benefits.

Salaries and benefits, including variable compensation for the year ended March 31, 2025, increased $21.5 million compared to the prior fiscal year, due to an increase of $24.2 million in salaries and benefits, mainly driven by increased headcount, offset by a decrease of $2.9 million in variable compensation. Our technology business segments had a total of 2,166 employees as of March 31, 2025, an increase of 300 from 1,866 employees as of March 31, 2024. We added 441 employees on August 19, 2024 from our acquisition of Bailiwick. In total, we increased the number of customer-facing employees in the technology business by 272 employees as of March 31, 2025, compared to the year ended March 31, 2024. Our increase in customer-facing employees consists of an increase of 277 professional and managed services and technical support personnel, partially offset by a decrease of 5 in sales and marketing personnel.

General and administrative expenses for our technology business segments for the year ended March 31, 2025, increased $6.9 million as compared to the prior fiscal year. General and administrative expenses were higher mainly due to increases in software, subscription, and maintenance fees, warehouse and logistic fees, and office rent. Our increases in these categories for the year ended March 31, 2025, compared to the prior fiscal year, were partially due to our acquisition of Bailiwick in August 2024. Additionally, we incurred $1.1 million in acquisition related expenses due to our acquisition of Bailiwick during the year ended March 31, 2025.

Provision for credit losses for our technology business for the year ended March 31, 2025, was $1.7 million, as compared to $0.4 million for the year ended March 31, 2024. Our higher provision for credit losses for the year ended March 31, 2025, was due to an increase in exposure to accounts with higher credit risk.

Depreciation and amortization expense: Depreciation and amortization of our technology business for the year ended March 31, 2025, increased compared to the year ended March 31, 2024, primarily due to amortization from intangible assets acquired in the Bailiwick acquisition during the year ended March 31, 2025.

Interest and financing costs: Interest and financing costs for the year ended March 31, 2025, decreased, compared to the year ended March 31, 2024, due to lower average borrowings outstanding during the year under our WFCDF Credit Facility. We did not have any outstanding debt on the accounts receivable component of our WFCDF Credit Facility during the year ended March 31, 2025. We had an average borrowing balance of $18.4 million and a weighted average interest rate on the accounts receivable component of our WFCDF Credit Facility of 7.07% during our year ended March 31, 2024.

Financing business segment

The results of operations for our financing business segment were as follows (in thousands):

| | Year Ended March 31, | | Change | Percent Change |
	2025	2024		
Financial Metrics				
Portfolio earnings	$18,229	$13,937	$ 4,292	30.8%
Transactional gains	28,866	19,016	9,850	51.8%
Post-contract earnings	11,295	14,301	(3,006)	(21.0%)
Other	1,254	2,162	(908)	(42.0%)
Net sales	59,644	49,416	10,228	20.7%
Gross profit	53,740	42,314	11,426	27.0%
Selling, general, and administrative	16,409	14,194	2,215	15.6%
Depreciation and amortization	-	74	(74)	(100.0%)
Interest and financing costs	2,211	2,349	(138)	(5.9%)
Operating expenses	18,620	16,617	2,003	12.1%
Operating income	$35,120	$25,697	$ 9,423	36.7%
Key Metrics & Other Information				
Adjusted EBITDA	$35,391	$ 26,032	$ 9,359	36.0%

Net sales: Net sales for the year ended March 31, 2025, increased due to higher portfolio earnings and transactional gains, offset primarily by lower post-contract earnings. Portfolio earnings increased due to a higher average earnings rate. Transactional gains increased due to increased margins. Total proceeds from sales of financing receivables were $634.9 million and $762.6 million for the years ended March 31, 2025, and 2024, respectively. Our proceeds from sales of financing receivables for the year ended March 31, 2025, are lower than the prior fiscal year due in part to a few sales of large financial receivables in the prior year period that were not replicated in the current year period. Post-contract earnings decreased due to lower month-to-month rents and lower proceeds from sales of off-lease equipment.

Gross Profit: Gross profit for the year ended March 31, 2025, increased compared to the year ended March 31, 2024, due to the increase in transactional gains.

Selling, general, and administrative expenses: Selling, general, and administrative expenses for the year ended March 31, 2025, increased compared to the year ended March 31, 2024, due to an increase in general and administrative expenses, variable compensation, and provision for credit losses. General and administrative expenses increased due to higher professional fees. Variable compensation increased due to the increase in gross profit. Provision for credit losses increased due to an increase in our exposure to accounts with a higher credit risk.

Our financing business segment employed 33 people as of March 31, 2025, compared to 34 people as of March 31, 2024. Certain support functions for the financing business segment are shared resources with the technology business and expenses are allocated accordingly.

Interest and financing costs: Interest and financing costs for the year ended March 31, 2025, decreased compared to the year ended March 31, 2024, due to lower average outstanding borrowings and slightly lower interest rates. As of March 31, 2025, our non-recourse notes payable increased to $38.8 million from $36.2 million in the prior year. Our weighted average interest rate for non-recourse notes payable was 6.47% and 6.49% as of March 31, 2025, and 2024, respectively.

Consolidated

Other income (expense), net: Other income for the year ended March 31, 2025, was $7.4 million, compared to $2.8 million, for the year ended March 31, 2024. Higher other income was driven by increased interest income offset by increased foreign exchange losses. We had $8.6 million in interest income for the year ended March 31, 2025, compared to $2.7 million in the prior fiscal year primarily due to our higher cash balances during the year. We had foreign exchange losses of $1.2 million for the year ended March 31, 2025, compared to a loss of $0.1 million in the prior fiscal year.

Provision for income taxes: Our provision for income tax expense for the years ended March 31, 2025, and 2024 was $40.9 million and $45.3 million, respectively. Our effective income tax rates for the years ended March 31, 2025, and 2024 were 27.5% and 28.1%, respectively. Our effective income tax rate was lower for the year ended March 31, 2025, as compared to the year ended March 31, 2024, primarily due to lower state taxes.

Net earnings: Net earnings for the year ended March 31, 2025, were $108.0 million, a decrease of $7.8 million, as compared to $115.8 million in the prior fiscal year. The decrease in net earnings was due to a decrease in operating profits from our technology business, offset by an increase in other income, driven by increased interest income, an increase in operating profits from our financing business segment, and a decrease in provision for income taxes.

Basic earnings per common share and diluted earnings per common share for the year ended March 31, 2025, were $4.07 and $4.05, respectively, a decrease of 6.4% and 6.5%, as compared to $4.35 and $4.33 for the year ended March 31, 2024.

Weighted average common shares outstanding used in the calculation of basic earnings per common share and diluted earnings per common share were 26.5 million and 26.7 million, respectively, for the year ended March 31, 2025, compared to 26.6 million and 26.7 million, respectively, for the year ended March 31, 2024.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Overview

We finance our operations through funds generated from operations and through borrowings. We use those funds to meet our capital requirements, which have historically consisted primarily of working capital for operational needs, capital expenditures, purchases of equipment for lease, payments of principal and interest on indebtedness outstanding, acquisitions and the repurchase of shares of our common stock.

Our borrowings in our technology business segments are through our WFCDF Credit Facility. Our borrowings in our financing business segment are primarily through secured borrowings that involve transferring all or part of the contractual payments due to us to third-party financing institutions.

We believe that cash on hand and funds generated from operations, together with available credit under our credit facility, will be sufficient to finance our working capital, capital expenditures, and other requirements for at least the next year.

Our ability to continue to expand, both organically and through acquisitions, is dependent upon our ability to generate enough cash flow from operations or from borrowing or other sources of financing as may be required. While at this time we do not anticipate requiring any additional sources of financing to fund operations, if demand for IT products declines, or if our supply of products is delayed or interrupted, our cash flows from operations may be substantially affected.

Cash Flows

The following table summarizes our sources and uses of cash for the years ended March 31, 2025, and 2024 (in thousands):

	Year Ended March 31,	
	2025	2024
Net cash provided by operating activities	$302,145	$248,449
Net cash used in investing activities	(128,867)	(61,964)
Net cash used in financing activities	(37,576)	(36,619)
Effect of exchange rate changes on cash	652	62
Net increase in cash and cash equivalents	$136,354	$149,928

Cash flows from operating activities

We had cash provided by operating activities of $302.1 million during the year ended March 31, 2025, compared to cash provided by operating activities of $248.4 million during the year ended March 31, 2024. See below for a breakdown of operating cash flows by business (in thousands):

	Year Ended March 31,	
	2025	2024
Technology business segments	$313,865	$248,967
Financing business segment	(11,720)	(518)
Net cash provided by operating activities	$302,145	$248,449

Technology business: During the year ended March 31, 2025, our combined technology business segments provided $313.9 million from operating activities primarily due to net earnings and decreases in accounts receivable and inventory, partially offset by increases in deferred costs.

During the year ended March 31, 2024, our combined technology business segments provided $249.0 million from operating activities primarily due to net earnings and a decrease in inventory, offset by an increase in accounts receivable.

To manage our working capital, we monitor our cash conversion cycle for our technology business segments, which is defined as days sales outstanding ("DSO") in accounts receivable plus days of supply in inventory ("DIO") minus days of purchases outstanding in accounts payable ("DPO").

The following table presents the components of the cash conversion cycle for our technology business segments:

	As of March 31,	
	2025	2024
(DSO) Days sales outstanding (1)	66	62
(DIO) Days inventory outstanding (2)	14	23
(DPO) Days payable outstanding (3)	(51)	(39)
Cash conversion cycle	29	46

_____

(1) Represents the rolling three-month average of the balance of trade accounts receivable-trade, net for our technology business segments at the end of the period divided by Gross billings for the same three-month period.

(2) Represents the rolling three-month average of the balance of inventory, net for our technology business segments at the end of the period divided by the direct cost of products and services billed to our customers for the same three-month period.

(3) Represents the rolling three-month average of the combined balance of accounts payable-trade and accounts payable-floor plan for our technology business segments at the end of the period divided by the direct cost of products and services billed to our customers for the same three-month period.

Our standard payment term for customers is between 30-60 days; however, certain customer orders may be approved for extended payment terms. Our DSOs for the quarters ended March 31, 2025, and 2024 were greater than our standard payment terms primarily due to a significant proportion of sales in those quarters to customers with payment terms greater than or equal to net 60 days. Invoices processed through our credit facility, or the A/P-floor plan balance, are typically paid within 45-60 days from the invoice date, while A/P trade invoices are typically paid around 30 days from the invoice date.

Our cash conversion cycle decreased to 29 days for March 31, 2025, compared to 46 days for March 31, 2024, as DSO increased by 4 days, DIO decreased by 9 days, and DPO increased by 12 days from March 31, 2024, to March 31, 2025.

Financing business segment: During the year ended March 31, 2025, our financing business segment used $11.7 million from increases in financing receivables partially offset by an increase in accounts payable and net earnings.

During the year ended March 31, 2024, our financing business segment used $0.5 million from operating activities, primarily due to net earnings and a decrease in accounts receivable, offset by an increase in financing receivables.

Cash flows related to investing activities

During the year ended March 31, 2025, we used $128.9 million in investing activities, consisting of $124.9 million for the acquisition of Bailiwick and $6.6 million for purchases of property, equipment, and operating lease equipment, partially offset by $2.7 million of proceeds from the sale of property, equipment, and operating lease equipment.

During the year ended March 31, 2024, we used $62.0 million in investing activities, consisting of $54.2 million to acquire businesses and $8.5 million for purchases of property, equipment, and operating lease equipment, partially offset by $0.7 million of proceeds from the sale of property, equipment, and operating lease equipment.

Cash flows from financing activities

During the year ended March 31, 2025, we used $37.6 million in financing activities, consisting of $46.9 million to repurchase outstanding shares of our common stock, $15.6 million repayments on the floor plan component of our WFCDF Credit Facility, and $2.3 million paid to the sellers of Peak Resources, Inc. ("Peak") based on adjustments to a final determination of total net assets delivered in our January 2024 acquisition of Peak, partially offset by $23.6 million in net borrowings of non-recourse notes payable in our financing segment, and $3.6 million in proceeds of issuance of common stock to employees under an employee stock purchase plan.

During the year ended March 31, 2024, we used $36.6 million in financing activities, consisting of $47.4 million repayments on the floor plan component of our WFCDF Credit Facility, $6.0 million to pay off an installment payment arrangement within our technology business, and $9.9 million to repurchase outstanding shares of our common stock, partially offset by $23.7 million in net borrowings of non-recourse and recourse notes payable in our financing segment, and $3.0 million in proceeds of issuance of common stock to employees under an employee stock purchase plan.

Other than recourse borrowings under our WFCDF Credit Facility, our borrowing of recourse and non-recourse notes payable primarily arises from our financing business segment when we transfer contractual payments due to us under lease and financing agreements to third-party financial institutions. When the transfers do not meet the requirements for a sale, the proceeds paid to us represent borrowings of recourse or non-recourse notes payable.

Non-Cash Activities

We transfer contractual payments due to us under lease and financing agreements to third-party financial institutions. In certain assignment agreements, we may direct the third-party financial institution to pay some of the proceeds from the assignment directly to the vendor or vendors that have supplied the assets being leased or financed. In these situations, the portion of the proceeds paid directly to our vendors are non-cash transactions.

Secured Borrowings

We may finance all or most of the cost of the assets that we finance for customers by transferring all or part of the contractual payments due to us to third-party financing institutions. When we account for the transfer as a secured borrowing, we recognize the proceeds as either recourse or non-recourse notes payable. Our customers are responsible for repaying the debt from a secured borrowing. The lender typically secures a lien on the financed assets at the time the financial assets are transferred and releases it upon collecting all the transferred payments. We are not liable for the repayment of non-recourse loans unless we breach our representations and warranties in the loan agreements. The lender assumes the credit risk and its only recourse, upon default by the customer, is against the customer and the specific equipment under lease. While we expect that the credit quality of our financing arrangements and our residual return history will continue to allow us to obtain such financing, such financing may not be available on acceptable terms, or at all. Interest rates have been rising and may continue to rise. To preserve our expected internal rate of return, we generally quote rates that are indexed. Some of our lenders will not commit to rates for a length of time, resulting in exposure to us if the interest rates rise and we cannot pass all or part of such increased interest rates to the customer.

Credit Facility

We finance the operations of our subsidiaries ePlus Technology, inc. and ePlus Technology Services, inc. (collectively, the "Borrowers") in our technology business segments through a credit facility with WFCDF. The WFCDF Credit Facility has a floor plan facility and a revolving credit facility.

Please refer to Note 9, "Notes Payable and Credit Facility" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information concerning our WFCDF Credit Facility.

The loss of the WFCDF Credit Facility could have a material adverse effect on our future results as we currently rely on this facility and its components for daily working capital and liquidity for our technology business segments and as an operational function of our accounts payable process.

Floor plan facility

We finance most purchases of products for sale to our customers through the floor plan facility. Once our customer places a purchase order with us and we have approved their credit, we place an order for the desired products with one of our vendors. Our vendors are generally paid by the floor plan facility and our liability is reflected in "accounts payable—floor plan" in our consolidated balance sheets.

Most customer payments to us are remitted to our lockbox accounts. Once payments are cleared, the monies in the lockbox accounts are automatically and daily transferred to our operating account. We pay down the floor plan facility on three specified dates each month, generally 45-60 days from the invoice date. Our borrowings and repayments under the floor plan component are included in "net borrowings (repayments) on floor plan facility" within cash flows from the financing activities in our consolidated statements of cash flows.

As of March 31, 2025, and March 31, 2024, we had a maximum credit limit, including the revolving credit facility, of $500.0 million, and an outstanding balance on the floor plan facility of $89.5 million and $105.1 million, respectively. On our balance sheet, our liability under the floor plan facility is presented as part of accounts payable – floor plan.

Revolving credit facility

Our borrowings and repayments under the revolving credit facility are included in "borrowings of non-recourse and recourse notes payable" and "repayments of non-recourse and recourse notes payable," respectively, within cash flows from the financing activities in our consolidated statements of cash flows.

As of March 31, 2025, and March 31, 2024, we did not have any outstanding balance under the revolving credit facility. The maximum credit limit under this facility was $200.0 million as of both March 31, 2025, and March 31, 2024.

Performance Guarantees

In the normal course of business, we may provide certain customers with performance guarantees, which are generally backed by surety bonds. In general, we would only be liable for these guarantees in the event of default in the performance of our obligations. We are in compliance with the performance obligations under all service contracts for which there is a performance guarantee, and we believe that any liability incurred in connection with these guarantees would not have a material adverse effect on our consolidated statements of operations.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of March 31, 2025, and 2024, we were not involved in any unconsolidated special purpose entity transactions.

Adequacy Of Capital Resources

The continued implementation of our business strategy will require a significant investment in both resources and managerial focus. In addition, we may selectively acquire other companies that have attractive customer relationships and skilled sales and/or IT engineering forces. We may also open facilities in new geographic areas, which may require a significant investment of cash. We may also acquire technology companies to expand and enhance our geographic footprint, or the platform of bundled solutions to provide additional functionality and value-added services. We may require additional capital due to increases in inventory to accommodate our customers' IT installation schedules. We may continue to use our internally generated funds to finance investments in leased assets or investments in notes receivable due from our customers. These actions may result in increased working capital needs as the business expands. As a result, we may require additional financing to fund our strategy, implementation, potential future acquisitions, and working capital needs, which may include additional debt and equity financing. While the future is uncertain, we do not expect our WFCDF Credit Facility will be terminated by WFCDF or us. Additionally, while our lending partners in our financing business segment continue to be discerning in their approval processes, we currently have funding resources available for our transactions.

Potential Fluctuations In Quarterly Operating Results

Our future quarterly operating results and the market price of our common stock may fluctuate. In the event our revenues or earnings for any quarter are less than the level expected by securities analysts or the market in general, such shortfall could have an immediate and significant adverse impact on the market price of our common stock. Any such adverse impact could be greater if any such shortfall occurs near the time of any material decrease in any widely followed stock index or in the market price of the stock of one or more public equipment leasing and financing companies, IT resellers, software competitors, major customers, or vendors of ours.

Our quarterly results of operations are susceptible to fluctuations for a number of reasons, including, but not limited to currency fluctuations, reduction in IT spending, shortages of product from our vendors due to material shortages, any reduction of expected residual values related to the equipment under our leases, the timing and mix of specific transactions, the reduction of manufacturer incentive programs, and other factors. Quarterly operating results could also fluctuate as a result of our sale of equipment in our lease portfolio to a lessee or third-party at the expiration of a lease term or prior to such expiration, and the transfer of financial assets. Sales of equipment and transfers of financial assets may have the effect of increasing revenues and net income during the quarter in which the sale occurs and reducing revenues and net income otherwise expected in subsequent quarters.

We believe that comparisons of quarterly results of our operations are not necessarily meaningful and that results for one quarter should not be relied upon as an indication of future performance.

Contractual Obligations

Our material contractual obligations consist of payments non-recourse notes payable and lease liabilities. Please refer to Note 5, "Lessee Accounting" and Note 9, "Notes Payable and Credit Facility" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information regarding the maturities of these obligations.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements have been prepared in accordance with US GAAP. Our significant accounting policies are described in Note 1, "Organization and Summary of Significant Accounting Policies" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates, and actual results could differ materially from the amounts reported based on these policies.

REVENUE RECOGNITION — When we enter into contracts with customers, we are required to identify the performance obligations in the contract. We recognize most of our revenues from the sales of third-party products, third-party software, third-party maintenance, software support, and services, and ePlus professional and managed services. Our recognition of revenue differs for each of these distinct types of performance obligations and identifying each performance obligation appropriately may require judgment.

When a contract contains multiple distinct performance obligations, we allocate the transaction price to each performance obligation based on its relative standalone selling price. We determine standalone selling prices using expected cost-plus margin. When we finance sales of third-party software and third-party maintenance, software support, and services, we reduce the transaction price by the financing component.

We recognize revenue from sales of third-party products and third-party software at the point in time that control passes to the customer, which is typically upon delivery of the product to the customer. We perform an analysis to estimate the amount of sales in-transit at the end of the period and adjust revenue and the related costs to reflect only what has been delivered to the customer. This analysis is based upon an analysis of current quarter and historical delivery dates.

We recognize revenue from sales of third-party maintenance, software support, and services when our customer and vendor accept the terms and conditions of the arrangement. On occasion, judgment is required to determine this point in time.

We provide ePlus professional services under both time and materials and fixed price contracts. When services are provided on a time and materials basis, we recognize sales at agreed-upon billing rates as services are performed. When services are provided on a fixed fee basis, we recognize sales over time in proportion to our progress toward complete satisfaction of the performance obligation. Using this method requires a determination of the appropriate input or output method to measure progress. We most often measure progress based on costs incurred in proportion to total estimated costs, commonly referred to as the "cost-to-cost" method. When using this method, significant judgment may be required to estimate the total costs to complete the performance obligation. We typically recognize sales of ePlus managed services on a straight-line basis over the period services are provided.

We recognize financing revenues from our investments in leases and notes receivable. We recognize interest income on our notes-receivable using the effective interest method.

We classify our leases as either sales-type leases or operating leases. For sales-type leases, upon lease commencement, we recognize the present value of the lease payments, and the residual asset discounted using the rate implicit in the lease. When we are financing equipment provided by another dealer, we typically do not have any selling profit or loss arising from the lease. When we are the dealer of the equipment being leased, we typically recognize revenue in the amount of the lease receivable and cost of sales in the amount of the carrying value of the underlying asset minus the unguaranteed residual asset. We may need to use judgment to determine the fair value of the equipment. After the commencement date, we recognize interest income as part of net sales using the effective interest method. For operating leases, we recognize the underlying asset as an operating lease asset. We depreciate the asset on a straight-line basis to its estimated residual value over its estimated useful life. We recognize the lease payments over the lease term on a straight-line basis as part of net sales.

We account for the transfer of financial assets as sales or secured borrowings. When a transfer meets all the requirements for sale accounting, we derecognize the financial asset and record a net gain or loss that is included in net sales. We utilize qualified attorneys to provide a true-sale-at-law opinion to support the conclusion that transferred financial assets have been legally isolated.

RESIDUAL ASSETS — Our estimate for the residual asset in a lease is the amount we expect to derive from the underlying asset following the end of the lease term. Our estimates vary, both in amount and as a percentage of the original equipment cost, and depend upon several factors, including the equipment type, vendor's discount, market conditions, lease term, equipment supply and demand, and new product announcements by vendors. We evaluate residual values for impairment on a quarterly basis. We do not recognize upward adjustments due to changes in estimates of residual values.

GOODWILL — We test goodwill for impairment on an annual basis, as of October 1, and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit.

In a qualitative assessment, we assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, including goodwill. A significant amount of judgment is involved in determining if an event representing an indicator of impairment has occurred between annual test dates. Such indicators may include: a significant decline in expected future cash flows; a sustained, significant decline in stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and reductions in revenue or profitability growth rates.

In the quantitative impairment test, we compare the fair value of a reporting unit with its carrying amount, including goodwill. We estimate the fair value of each reporting unit using a combination of the income approach and market approaches.

The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of each reporting unit, the weighted average cost of capital and its underlying forecast.

The market approach estimates fair value by applying performance metric multiples to the reporting unit's prior and expected operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit.

The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit. Although we have consistently used the same methods in developing the assumptions and estimates underlying the fair value calculations, such estimates are uncertain and may vary from actual results.

VENDOR CONSIDERATION — We receive payments and credits from vendors and distributors, including consideration pursuant to volume incentive programs, and shared marketing expense programs. Many of these programs extend over one or more quarters' sales activities. Different programs have different vendor/program specific goals to achieve. We recognize the rebates pursuant to volume incentive programs, when the rebate is probable and reasonably estimable, based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in our progress towards earning the rebate. Should our actual performance be different from our estimates, we may be required to adjust our receivables.

ALLOWANCE FOR CREDIT LOSSES — We maintain an allowance for credit losses related to our accounts receivable and financing receivables. We record an expense in the amount necessary to adjust the allowance for credit losses to our current estimate of expected credit losses on financial assets. We estimate expected credit losses based on our internal rating of the customer's credit quality, our historical credit losses, current economic conditions, and other relevant factors. Prior to providing credit, we assign an internal rating for each customer's credit quality based on the customer's financial status, rating agency reports and other financial information. We review our internal ratings for each customer at least annually or when there is an indicator of a change in credit quality, such as a delinquency or bankruptcy. We write off financing receivables when we deem them to be uncollectable. As of March 31, 2025, we estimated expected credit loss rates related to both our accounts receivable and financing receivables at rates comparable to March 31, 2024 across most asset pools.

INCOME TAXES — We make certain estimates and judgments in determining income tax expense for financial statement reporting purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which principally arise from differences in the timing of recognition of revenue and expense for tax and financial statement reporting purposes. We also must analyze income tax reserves, as well as determine the likelihood of recoverability of deferred tax assets and adjust any valuation allowances accordingly.

Considerations with respect to the recoverability of deferred tax assets include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. The calculation of our tax liabilities also involves considering uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain income tax positions based on our estimate of whether, and the extent to which, additional taxes will be required.

Several foreign jurisdictions are implementing or considering a 15% minimum effective tax rate under the OECD's Global Anti-Base Erosion ("Pillar Two") model rules. This applies to multinational companies with consolidated revenue above €750 million. Companies must calculate a combined effective tax rate for all entities in a jurisdiction, and if it's below 15%, a top-up tax is required. We qualified under the safe harbor provisions in jurisdictions that have implemented Pillar Two, so no top-up tax applies.

BUSINESS COMBINATIONS — We account for business combinations using the acquisition method. For each acquisition, we recognize most assets acquired, and liabilities assumed at their fair values at the acquisition date. Our valuations of certain assets acquired, including customer relationships and trade names, and certain liabilities assumed, involve significant judgment and estimation. Additionally, our determination of the purchase price may include an estimate for the fair value of contingent consideration. We utilize independent valuation specialists to assist us in determining the fair value of certain assets and liabilities. Our valuations utilize significant estimates, such as forecasted revenues and profits. Changes in our estimates could significantly impact the value of certain assets and liabilities.

RECENT ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2, "Recent Accounting Pronouncements" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial position is exposed to a variety of risks, including interest rate risks and foreign currency. Additionally, we have seen an increase in these risks and related uncertainties with increased volatility in the financial markets and inflation.

Interest Rate Risk

Although a substantial portion of our liabilities are non-recourse, fixed-interest-rate instruments, we utilize our lines of credit and other financing facilities which are subject to fluctuations in short-term interest rates. These non-recourse instruments, which are denominated in US dollars, were entered for other than trading purposes and, except for amounts drawn under the WFCDF Credit Facility, bear interest at a fixed rate. Because the interest rate on these instruments is fixed, changes in interest rates will not directly impact our cash flows. Certain financing transactions are funded with our cash flows, not debt, and may be subject to interest rate risk. If the market interest rate exceeds our internal rate of return, we may not fund the transaction to obtain the proceeds. Borrowings under the WFCDF Credit Facility bear interest at a market-based variable rate.

Foreign Currency Risk

We have transactions in foreign currencies, primarily in British Pounds, Euros, and Indian Rupees. There is a potential for exposure to fluctuations in foreign currency rates resulting primarily from the translation exposure associated with the preparation of our consolidated financial statements. In addition, we have foreign currency exposure when transactions are not denominated in our subsidiary's functional currency. To date, our foreign operations are insignificant in relation to total consolidated operations, and we believe that potential fluctuations in currency exchange rates will not have a material effect on our financial position.

We lease assets in foreign countries, including Canada, the UK, and several other European countries. As a lessor, we lease assets for amounts denominated in British Pounds, Euros, and Canadian dollars. As our foreign operations have been smaller compared to our domestic operations, we believe that potential fluctuations in currency exchange rates will not have a material effect on our financial position.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the consolidated financial statements and schedules listed in the accompanying "Index to Financial Statements and Schedules."

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation Of Disclosure Controls And Procedures

The Company's management, with the participation of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures, or "disclosure controls", as of the end of the period covered by this report as defined in Exchange Act Rule 13a-15(e). Disclosure controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Our disclosure controls include some, but not all, components of our internal control over financial reporting.

Based on the evaluation described above, the CEO and CFO concluded that disclosure controls and procedures as of March 31, 2025, were effective in ensuring information required to be disclosed in our SEC reports was recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2025, utilizing the criteria described in the "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The objective of this assessment was to determine whether our internal control over financial reporting was effective as of March 31, 2025.

Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. On August 19, 2024, our subsidiary, ePlus Technology, inc., acquired 100% of the membership interests of Bailiwick. We excluded Bailiwick from our evaluation of the effectiveness of our internal control over financial reporting for the year ended March 31, 2025. We are in the process of integrating Bailiwick into our system of internal control over financial reporting. Other than the foregoing, management determined that, as of March 31, 2025, ePlus maintained effective internal control over financial reporting.

Deloitte & Touche LLP, an independent registered public accounting firm, who audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting as stated in its report appearing on page F-5.

Changes In Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations On The Effectiveness Of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process; therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

ITEM 9B.   OTHER INFORMATION

Insider Trading Arrangements

During the three months ended March 31, 2025, no director or executive officer of ePlus inc. adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K. Certain of our executive officers may participate in employee stock purchase plans that have been designed to comply with Rule 10b5-1(c) under the Exchange Act.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Except as set forth below, the information required by Items 10, 11, 12, 13 and 14 is incorporated by reference from our definitive 2025 Proxy Statement to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the close of our fiscal year.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information about our directors may be found under the caption "Proposal 1 – Election of Directors" in our Proxy Statement for the 2025 Annual Meeting of Stockholders (the "Proxy Statement"). The information in the 2025 Proxy Statement set forth under the captions of "Corporate Governance – Code of Conduct" and "Board Committees" is incorporated herein by reference.

The information under the heading "Executive Officers" in Item 1 of this report is incorporated in this section by reference.

Code of ethics

We have a code of ethics that applies to all our employees, including our principal executive officer, principal financial officer, principal accounting officer and our Board. The Code of Conduct is available on our website at www.eplus.com/investors/corporate-governance-legal/code-of-conduct. We will disclose on our website any amendments to or waivers from any provision of the Code of Conduct that applies to any of the directors or executive officers.

Insider trading policies

We have a policy on insider trading governing the purchase, sale, and dispositions of our securities by our directors, officers, and employees that is designed to promote compliance with federal securities laws, rules and regulations, as well as the rules and regulations of the NASDAQ Stock Market. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Annual Report.

ITEM 11.   EXECUTIVE COMPENSATION

The information in the 2025 Proxy Statement set forth under the captions "Director Compensation," "Compensation Discussion and Analysis," "2025 Executive Compensation," and "Corporate Governance – Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the 2025 Proxy Statement set forth under the captions "Equity Compensation Plan Information" and "Stock Ownership" is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the 2025 Proxy Statement set forth under the caption "Corporate Governance - Related Person Transactions" and "Independence of Our Board of Directors" is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in the 2025 Proxy Statement set forth under the caption "Proposal 3 – Ratification of the Selection of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm for our Fiscal Year Ending March 31, 2026" is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The consolidated financial statements listed in the accompanying Index to Financial Statements and Schedules are filed as a part of this report and incorporated herein by reference.

(a)(2) Financial Statement Schedule

See "Financial Statement Schedule II - Valuation and Qualifying Accounts" on page S-1.

(a)(3) Exhibit List

Exhibits 10.2 through 10.18, exhibits 10.25 through 10.27, and exhibit 97.1 are management contracts or compensatory plans or arrangements.

Exhibit No.	Exhibit Description
3.1	ePlus inc. Amended and Restated Certificate of Incorporation, as last amended September 18, 2023 (Incorporated herein by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2023).
3.2	Amended and Restated Bylaws of ePlus inc., as of March 26, 2024. (Incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 28, 2024).
4.1	Specimen Certificate of Common Stock (Incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form S-1 (File No. 333-11737) originally filed on September 11, 1996).
4.2	Description of ePlus inc.'s securities registered under Section 12 of the Securities Exchange Act of 1934 (Incorporated herein by reference to Exhibit 4.2 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2022).
10.1	Form of Indemnification Agreement entered into by and between ePlus and its directors and officers (Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 23, 2016).
10.2	Amended and Restated Employment Agreement effective September 6, 2017, by and between ePlus inc. and Mark P. Marron (Incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended December 31, 2017).
10.3	Amendment #1, effective July 16, 2018, to Amended and Restated Employment Agreement effective September 6, 2017, by and between ePlus inc. and Mark P. Marron (Incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on July 18, 2018).
10.4	Amendment #2, effective November 14, 2019, to Amended and Restated Employment Agreement effective September 6, 2017, by and between ePlus inc. and Mark P. Marron (Incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended December 31, 2019).

Exhibit No.	Exhibit Description
10.5	Amended and Restated Employment Agreement effective September 6, 2017, by and between ePlus inc. and Elaine D. Marion (Incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended December 31, 2017).
10.6	Amendment #1, effective November 14, 2019, to Amended and Restated Employment Agreement, effective September 6, 2017, by and between ePlus inc. and Elaine D. Marion (Incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended December 31, 2019).
10.7	Employment Agreement, effective May 7, 2018, by and between ePlus inc. and Darren S. Raiguel (Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 9, 2018).
10.8	Amendment No. 1, effective November 14, 2019, to Amended and Restated Employment Agreement, effective May 7, 2018, by and between ePlus inc. and Darren S Raiguel (Incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 10-Q filed on February 6, 2020).
10.9	ePlus inc. 2017 Non-Employee Director Long-Term Incentive Plan (updated to reflect the stock split effected December 13, 2021) as amended (Incorporated herein by reference to Exhibit 10.6 to our Current Report on Form 10-Q for the period ended December 31, 2021).
10.10	ePlus inc. 2024 Non-Employee Director Long-Term Incentive Plan. (Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 16, 2024).
10.11	Amended and Restated ePlus inc. Cash Incentive Plan, effective April 1, 2025 (filed herewith).
10.12	ePlus 2021 Employee Long-Term Incentive Plan (updated to reflect the stock split effected December 13, 2021) as amended (Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 10-Q for the period ended December 31, 2021).
10.13	ePlus inc. 2022 Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 20, 2022).
10.14	Form of Restricted Stock Award Agreement (for awards granted to US employees under and subject to the provisions of the ePlus inc. 2021 Employee Long-Term Incentive Plan) (Incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2023).
10.15	Form of Restricted Stock Award Agreement (for awards granted to U.K. employees under and subject to the provisions of the ePlus inc. 2021 Employee Long-Term Incentive Plan) (Incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended June 30, 2023).
10.16	Form of Stock Agreement (for awards of stock in lieu of cash compensation granted to non-employee directors under and subject to the provisions of the ePlus inc. 2017 Non-Employee Director Long-Term Incentive Plan) (Incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended June 30, 2023).
10.17	Form of Cash Performance Award Agreement (Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 22, 2023).

Exhibit No.	Exhibit Description
10.18	Form of Performance Stock Unit Award Notice and Award Agreement (Incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 22, 2023).
10.19	First Amended and Restated Credit Agreement, dated as of October 13, 2021, by and among ePlus Technology, inc., ePlus Technology Services, inc., SLAIT Consulting, LLC, certain of ePlus inc. subsidiaries as guarantors, Wells Fargo Commercial Distribution Finance, LLC as administrative agent and the Lenders party thereto (Incorporated herein by reference to Exhibit 10.1 to our Current Report in Form 8-K filed on October 19, 2021). *
10.20	Guaranty and Security Agreement, dated as of October 13, 2021, by and among ePlus Technology, inc., ePlus Technology Services, inc., SLAIT Consulting, LLC, certain future subsidiaries of ePlus inc., as guarantors, Wells Fargo Commercial Distribution Finance, LLC as administrative agent for the benefit of Secured Parties (Incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 19, 2021). *
10.21	First Amended and Restated Collateralized Guaranty, dated as of October 13, 2021, by and among ePlus Group, inc. and Wells Fargo Commercial Distribution Finance, LLC as agent for the benefit of Secured Parties (Incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 19, 2021). *
10.22	First Amended and Restated Limited Guaranty, dated as of October 13, 2021, by and between ePlus inc. and Wells Fargo Commercial Distribution Finance, LLC as agent for the benefit of Secured Parties (Incorporated herein by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 19, 2021). *
10.23	First Amendment to First Amended and Restated Credit Agreement, dated as of October 31, 2022, by and among ePlus Technology, inc., ePlus Technology Services inc., SLAIT Consulting, LLC, certain of ePlus inc. subsidiaries as guarantors, Wells Fargo Commercial Distribution Finance, LLC as administrative agent and the Lenders party thereto (Incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 3, 2022). *
10.24	Second Amendment to First Amended and Restated Credit Agreement, dated as of March 10, 2023, by and among ePlus Technology, inc., ePlus Technology Services inc., SLAIT Consulting, LLC, certain of ePlus inc. subsidiaries as guarantors, Wells Fargo Commercial Distribution Finance, LLC as administrative agent and the Lenders party thereto (Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 14, 2023). *
10.25	Form of Restricted Stock Award Agreement (for awards of restricted stock granted to non-employee directors under and subject to the provisions of the ePlus inc. 2017 Non-Employee Director Long-Term Incentive Plan) (Incorporated herein by reference to Exhibit 10.25 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2024).
10.26	Form of Stock Agreement (for awards of stock in lieu of cash compensation granted to non-employee directors under and subject to the provisions of the ePlus inc. 2024 Non-Employee Director Long-Term Incentive Plan) (Incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed on November 12, 2024).

Exhibit No.	Exhibit Description
10.27	Form of Restricted Stock Award Agreement (for awards of restricted stock granted to non-employee directors under and subject to the provisions of the ePlus inc. 2024 Non-Employee Director Long-Term Incentive Plan) (Incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed on November 12, 2024).
19	Insider Trading Policy (Incorporated herein by reference to Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2024).
21	Subsidiaries of ePlus inc. (filed herewith).
23	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of the Chief Executive Officer of ePlus inc. pursuant to the Securities Exchange Act Rules 13a-14(a) and 15d-14(a) (filed herewith).
31.2	Certification of the Chief Financial Officer of ePlus inc. pursuant to the Securities Exchange Act Rules 13a-14(a) and 15d-14(a) (filed herewith).
32	Certification of the Chief Executive Officer and Chief Financial Officer of ePlus inc. pursuant to 18 U.S.C. § 1350 (furnished herewith).
97.1	Policy for Recoupment of Incentive Compensation, effective as of November 17, 2023 (Incorporated herein by reference to Exhibit 97.1 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2024).
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document)

---

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


*e*Plus inc.

/s/ MARK P. MARRON
By: Mark P. Marron
Chief Executive Officer and President
Date: May 22, 2025


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


/s/ MARK P. MARRON
By: Mark P. Marron
Chief Executive Officer, President, and Director
(Principal Executive Officer)
Date: May 22, 2025

/s/ ELAINE D. MARION
By: Elaine D. Marion, Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: May 22, 2025

/s/ MELISSA J. BALLENGER
By: Melissa J. Ballenger, Director
Date: May 22, 2025

/s/ RENEE BERGERON
By: Renée Bergeron, Director
Date: May 22, 2025

/s/ BRUCE M. BOWEN
By: Bruce M. Bowen, Director
Date: May 22, 2025

/s/ JOHN E. CALLIES
By: John E. Callies, Director
Date: May 22, 2025

/s/ IRA A. HUNT III
By: Ira A. Hunt III, Director
Date: May 22, 2025

/s/ MAUREEN F. MORRISON
By: Maureen F. Morrison, Director
Date: May 22, 2025

/s/ BEN XIANG
By: Ben Xiang, Director
Date: May 22, 2025


*e*Plus inc. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
*e*Plus inc.
Herndon, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ePlus inc. and subsidiaries (the "Company") as of March 31, 2025, and 2024, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 22, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Gross Versus Net Recognition of Sales of Third-Party Software – Refer to Note 1 to the financial statements

<u>Critical Audit Matter Description</u>

The Company is typically the principal in sales of third-party software. Sales are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recognized as cost of sales. The Company recognizes revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the software to the customer. The Company is also the agent in sales of third-party maintenance, software support, and services as the third-party controls the service until it is transferred to the customer. Similarly, the Company is the agent in sales of third-party software and accompanying third-party support when the third-party software benefits the customer only in conjunction with the accompanying support. In these sales, the Company considers the third-party software and support as inputs to a single performance obligation. In all these sales where the Company is the agent, the Company recognizes sales on a net basis at the point that its customer and vendor accept the terms and conditions of the arrangement.

Auditing the Company's determination of gross or net recognition of third-party software and support sales involved a high degree of subjectivity as it required the evaluation of whether the third-party software benefits the customer only in conjunction with the accompanying support. When the support is determined to be critical or essential to the software, the transaction is viewed as one combined performance obligation, and revenue is recognized net of related costs.

<u>How the Critical Audit Matter Was Addressed in the Audit</u>

Our audit procedures related to management's conclusion related to the recognition of sales of third-party software included the following, among others:

- We tested the design and operating effectiveness of management's controls over the determination of gross or net recognition of third-party software and support sales.
- For a selection of contracts, we performed the following procedures:
  — Inspected the customer invoice and purchase order to determine whether the sale represented a valid transaction with a customer.
  — Compared the cost per the Company's records to the cost per the vendor invoice.
  — Evaluated the sale to determine whether it constituted a single or multiple performance obligation(s) through inspection of the customer invoice, purchase order, and information on vendor websites accessed through third-party search engines.
  — Evaluated the sale to determine whether there was accompanying third-party support related to the software, and whether the support was separately identifiable or essential to the functionality of the software through inspection of customer invoices, purchase orders, information on vendor websites accessed through third-party search engines and inquiries with management, as necessary.
  — Determined whether the sale treatment as principal or agent is appropriate and consistent with the Company's conclusion.

Transfers of Financial Assets – Refer to Note 4 to the financial statements

<u>Critical Audit Matter Description</u>

The Company enters into arrangements to transfer the contractual payments due under financing receivables and operating lease agreements, which are accounted for in accordance with Codification Topic 860. These transfers are accounted for as either a sale or as a pledge of collateral in a secured borrowing. For transfers accounted for as a secured borrowing, the corresponding investments serve as collateral for non-recourse notes payable. For transfers accounted for as sales, the Company derecognizes the carrying value of the asset transferred plus any liability and recognizes a net gain or loss on the sale, which are presented within net sales in the consolidated statement of operations.

Auditing the Company's determination of whether the transfer should be accounted for as a secured borrowing or a sale involved a high degree of subjectivity. This subjectivity stems from management's assessment of whether the transferred assets have been isolated from the transferor.

<u>How the Critical Audit Matter Was Addressed in the Audit</u>

Our audit procedures related to management's conclusion related to the transfer of financial assets included the following, among others:

- We tested the design and operating effectiveness of management's controls over the transfer of financial assets, including management's controls over the evaluation of the terms of loan documents and accompanying investor data, assignment agreements, and the calculation of the gain or loss.
- For a selection of transactions, we evaluated the Company's determination of sale or secured borrowing, by evaluating, among other factors, if the transferred assets have been isolated from the Company. Specifically, we performed the following procedures:
  — Obtained the executed transfer agreement and evaluated whether the Company:
    – Assigned its rights, titles, interests, estates, claims, and demands to the third-party assignee.
    – Retained any rights with respect to the payments assigned to the third-party assignee or had been appropriately isolated from the assets. We evaluated opinions from outside legal counsel, when applicable.
  — Obtained and inspected the cash proceeds support from the transfer and compared the cash received to the selling price.
  — Tested the mathematical accuracy of management's calculation of the gain or loss based on the cash proceeds and the receivable balance as of date of sale.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
May 22, 2025

We have served as the Company's auditor since 1990.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
*e*Plus inc.
Herndon, Virginia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ePlus inc. and subsidiaries (the "Company") as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2025, of the Company and our report dated May 22, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Bailiwick Services, LLC, which was acquired on August 19, 2024, and whose financial statements constitute approximately 8% of total assets and 4% of revenues of the consolidated financial statement amounts as of and for the year ended March 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Bailiwick Services, LLC.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
May 22, 2025

*e*Plus inc. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

ASSETS	March 31, 2025	March 31, 2024
Current assets:		
Cash and cash equivalents	$ 389,375	$ 253,021
Accounts receivable—trade, net	517,114	644,616
Accounts receivable—other, net	53,803	46,884
Inventories	120,440	139,690
Financing receivables—net, current	169,025	102,600
Deferred costs	66,769	59,449
Other current assets	47,264	27,269
Total current assets	1,363,790	1,273,529
Financing receivables and operating leases—net	127,518	79,435
Deferred tax asset	3,658	5,620
Property, equipment, and other assets—net	104,974	89,289
Goodwill	202,858	161,503
Other intangible assets—net	82,007	44,093
TOTAL ASSETS	$ 1,884,805	$ 1,653,469
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Current liabilities:		
Accounts payable	$ 451,734	$ 315,676
Accounts payable—floor plan	89,527	105,104
Salaries and commissions payable	45,031	43,696
Deferred revenue	152,780	134,596
Non-recourse notes payable—current	27,456	23,288
Other current liabilities	31,355	34,630
Total current liabilities	797,883	656,990
Non-recourse notes payable—long-term	11,317	12,901
Deferred tax liability—long-term	1,454	—
Other liabilities	96,528	81,799
TOTAL LIABILITIES	907,182	751,690
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 per share par value; 2,000 shares authorized; none outstanding	—	—
Common stock, $0.01 per share par value; 50,000 shares authorized; 26,526 outstanding at March 31, 2025 and 26,952 outstanding at March 31, 2024	276	274
Additional paid-in capital	193,698	180,058
Treasury stock, at cost, 1,056 shares at March 31, 2025 and 447 shares at March 31, 2024	(70,748)	(23,811)
Retained earnings	850,956	742,978
Accumulated other comprehensive income—foreign currency translation adjustment	3,441	2,280
Total Stockholders' Equity	977,623	901,779
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,884,805	$ 1,653,469

See Notes to Consolidated Financial Statements.

*e*Plus inc. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended March 31,		
	2025	**2024**	**2023**
Net sales			
Product	$1,668,412	$1,933,225	$1,803,275
Services	400,377	292,077	264,443
Total	2,068,789	2,225,302	2,067,718
Cost of sales			
Product	1,241,115	1,493,293	1,379,500
Services	258,553	181,216	170,694
Total	1,499,668	1,674,509	1,550,194
Gross profit	569,121	550,793	517,524
Selling, general, and administrative	399,744	367,734	333,520
Depreciation and amortization	25,753	21,025	13,709
Interest and financing costs	2,211	3,777	4,133
Operating expenses	427,708	392,536	351,362
Operating income	141,413	158,257	166,162
Other income (expense), net	7,426	2,836	(3,188)
Earnings before tax	148,839	161,093	162,974
Provision for income taxes	40,861	45,317	43,618
Net earnings	$ 107,978	$ 115,776	$ 119,356
Net earnings per common share—basic	$ 4.07	$ 4.35	$ 4.49
Net earnings per common share—diluted	$ 4.05	$ 4.33	$ 4.48
Weighted average common shares outstanding—basic	26,503	26,610	26,569
Weighted average common shares outstanding—diluted	26,666	26,717	26,654

See Notes to Consolidated Financial Statements.

*e*Plus inc. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended March 31,		
	2025	**2024**	**2023**
NET EARNINGS	$107,978	$115,776	$119,356
OTHER COMPREHENSIVE INCOME, NET OF TAX:			
Foreign currency translation adjustments.	1,161	712	1,692
Other comprehensive income.	1,161	712	1,692
TOTAL COMPREHENSIVE INCOME	$109,139	$116,488	$121,048

See Notes to Consolidated Financial Statements.

*e*Plus inc. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended March 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net earnings.	$107,978	$115,776	$119,356
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	29,596	25,928	18,589
Provision for credit losses.	2,981	1,204	666
Share-based compensation expense	9,996	9,731	7,825
Deferred taxes	3,413	(2,656)	2,083
Net gain on disposal of property, equipment, and operating lease equipment.	(1,474)	(491)	(3,479)
Changes in:			
Accounts receivable.	168,996	(104,039)	(78,679)
Inventories	29,364	104,781	(88,097)
Financing receivables—net	(138,863)	(32,054)	(41,015)
Deferred costs and other assets	(34,445)	(4,982)	(73,980)
Accounts payable	112,082	82,911	75,270
Salaries and commissions payable, deferred revenue, and other liabilities	12,521	52,340	46,036
Net cash provided by (used in) operating activities	302,145	248,449	(15,425)
Cash flows from investing activities:			
Proceeds from sale of property, equipment, and operating lease equipment.	2,662	721	3,742
Purchases of property, equipment and operating lease equipment	(6,603)	(8,503)	(9,380)
Cash used in acquisitions, net of cash acquired	(124,926)	(54,182)	(13,288)
Net cash used in investing activities	(128,867)	(61,964)	(18,926)
Cash flows from financing activities:			
Borrowings of non-recourse and recourse notes payable	42,820	297,305	193,051
Repayments of non-recourse and recourse notes payable.	(19,210)	(279,649)	(196,069)
Proceeds from issuance of common stock	3,635	3,019	—
Repurchase of common stock.	(46,937)	(9,853)	(7,224)
Payments to settle liabilities for acquisitions.	(2,307)		
Net repayments on floor plan facility	(15,577)	(47,441)	(10,708)
Net cash used in financing activities	(37,576)	(36,619)	(20,950)
Effect of exchange rate changes on cash	652	62	3,016
Net increase (decrease) in cash and cash equivalents	136,354	149,928	(52,285)
Cash and cash equivalents, beginning of period	253,021	103,093	155,378
Cash and cash equivalents, end of period	$389,375	$253,021	$103,093

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(in thousands)

	Year Ended March 31,		
	2025	2024	2023
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 2,300	$ 3,768	$ 4,065
Cash paid for income taxes	$48,732	$41,526	$ 51,984
Cash paid for amounts included in the measurement of lease liabilities	$ 5,821	$ 4,071	$ 4,610
Schedule of non-cash investing and financing activities:			
Proceeds from sale of property, equipment, and leased equipment	$ 1	$ 78	$ 21
Purchases of property, equipment, and operating lease equipment	$ (219)	$ (283)	$ (1,453)
Consideration for acquisitions	$ —	$ (2,307)	$ —
Borrowing of non-recourse and recourse notes payable	$16,210	$30,329	$ 39,558
Debt derecognized due to sales of financial assets	$(37,236)	$(52,133)	$(30,487)
Vesting of share-based compensation	$11,893	$ 9,477	$ 9,897
Repurchase of common stock	$ —	$ —	$ (122)
New operating lease assets obtained in exchange for lease obligations	$ 7,146	$ 4,883	$ 11,886

See Notes to Consolidated Financial Statements.

*e*Plus inc. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Par Value					
Balance, March 31, 2022	26,886	$ 270	$159,480	$ (6,734)	$507,846	$ (124)	$660,738
Issuance of restricted stock awards....	150	2	—	—	—	—	2
Share-based compensation	—	—	7,823	—	—	—	7,823
Repurchase of common stock	(131)	—	—	(7,346)	—	—	(7,346)
Net earnings.	—	—	—	—	119,356	—	119,356
Foreign currency translation adjustment.	—	—	—	—	—	1,692	1,692
Balance, March 31, 2023	26,905	272	167,303	(14,080)	627,202	1,568	782,265
Issuance of restricted stock awards....	162	2	(2)	—	—	—	—
Issuance of common stock	71	—	3,019	—	—	—	3,019
Share-based compensation	—	—	9,738	—	—	—	9,738
Repurchase of common stock	(186)	—	—	(9,731)	—	—	(9,731)
Net earnings.	—	—	—	—	115,776	—	115,776
Foreign currency translation adjustment.	—	—	—	—	—	712	712
Balance, March 31, 2024	26,952	274	180,058	(23,811)	742,978	2,280	901,779
Issuance of restricted stock awards....	125	1	(1)	—	—	—	—
Issuance of common stock	58	1	3,634	—	—	—	3,635
Share-based compensation	—	—	10,007	—	—	—	10,007
Repurchase of common stock	(609)	—	—	(46,937)	—	—	(46,937)
Net earnings.	—	—	—	—	107,978	—	107,978
Foreign currency translation adjustment.	—	—	—	—	—	1,161	1,161
Balance, March 31, 2025	26,526	$ 276	$193,698	$(70,748)	$850,956	$ 3,441	$977,623

See Notes to Consolidated Financial Statements.

ePlus inc. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Years ended March 31, 2025, 2024, and 2023

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS — Our company was founded in 1990 and is a Delaware corporation. ePlus inc. is sometimes referred to in this Annual Report on Form 10-K as "we," "our," "us," "ourselves," or "ePlus." ePlus inc. is a holding company that through its subsidiaries provides information technology ("IT") solutions which enable organizations to optimize their IT environment and supply chain processes. We also provide consulting, professional, and managed services and complete lifecycle management services including flexible financing solutions. We focus on selling to medium and large enterprises and state and local government and educational institutions ("SLED") in the United States ("US") and select international markets including the United Kingdom ("UK"), the European Union ("EU"), India, and Singapore.

BASIS OF PRESENTATION — The consolidated financial statements include the accounts of ePlus inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The accounts of acquired businesses are included in the consolidated financial statements from the dates of acquisition.

USE OF ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, residual asset values, vendor consideration, lease classification, goodwill and intangible assets, allowance for credit losses, inventory obsolescence, and the recognition and measurement of income tax assets and other provisions and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

ALLOWANCE FOR CREDIT LOSSES — We maintain an allowance for credit losses related to our accounts receivable and financing receivables. We record an expense in the amount necessary to adjust the allowance for credit losses to our current estimate of expected credit losses on financial assets. We estimate expected credit losses based on our internal rating of the customer's credit quality, our historical credit losses, current economic conditions, and other relevant factors. Prior to providing credit, we assign an internal rating for each customer's credit quality based on the customer's financial status, rating agency reports and other financial information. We review our internal ratings for each customer at least annually or when there is an indicator of a change in credit quality, such as a delinquency or bankruptcy. We write off financing receivables when we deem them to be uncollectable.

BUSINESS COMBINATIONS — We account for business combinations using the acquisition method, which requires that the total purchase price for the acquired entity be allocated to the assets acquired and liabilities assumed. With limited exceptions, we measure most assets acquired and liabilities assumed based on their fair values at the acquisition date. We apply Accounting Standards Codification ("Codification") Topic 606, Contracts with customers ("Codification Topic 606"), to recognize and measure contract assets and contract liabilities from contracts with customers. Our allocation process requires an analysis of intangible assets, such as customer relationships, trade names, acquired contractual rights and legal contingencies to identify and record all assets acquired and liabilities assumed.

We record any premium paid over the fair value of the acquired net assets as goodwill. Our initial purchase price allocations are subject to revision within the measurement period, not to exceed one year from the date of acquisition. We include the results of operations for the acquired company in our financial statements from the acquisition date.

CASH AND CASH EQUIVALENTS — Cash and cash equivalents consist primarily of interest-bearing accounts and money market funds that consist of short-term US treasury securities. We consider all highly liquid investments, including those with an original maturity of three months or less at the date of acquisition, to be cash equivalents. As of March 31, 2025, and March 31, 2024, there were no restrictions on the withdrawal of funds from our money market funds.

CONCENTRATIONS OF RISK — Financial instruments that potentially subject us to concentrations of credit risk include cash and cash equivalents, short-term investments, accounts receivable, and financing receivables. Cash and cash equivalents may include short-term investments that are maintained principally with financial institutions in the US. Our accounts receivable-trade balance on both March 31, 2025, and March 31, 2024 included approximately 17% concentration of invoices due from Verizon Communications Inc. Our risk on our accounts receivable and financing receivables is reduced by having a broad customer base in a diverse range of industries and through the ongoing evaluation of collectability of our portfolio. Our credit risk is further mitigated by transferring certain of our financing receivables to financial institutions on a non-recourse basis and, for our lease receivables, by owning the underlying asset. A substantial portion of our sales are products from Cisco Systems, which represented approximately 32%, 44%, and 40%, of our technology business segments net sales for the years ended March 31, 2025, 2024, and 2023, respectively.

CONTRACT ASSETS — We recognize contract assets when we recognize revenue and our right to consideration is conditioned on our future performance.

CONTRACT LIABILITIES — We recognize contract liabilities when cash payments are received or due in advance of our performance.

DEFERRED COSTS — When a contract is within the scope of Codification Topic 606, we defer costs of fulfilling the contract when they generate or enhance resources that will be used by us in satisfying performance obligations in the future. Additionally, we capitalize costs that are incremental to obtaining the contracts, predominately sales commissions, and expense them in proportion to each completed contract performance obligation. Our long-term deferred costs are included in our consolidated balance sheets as part of property, equipment, and other assets—net.

EARNINGS PER SHARE — Basic earnings per share is calculated by dividing net earnings attributable to common stockholders by the basic weighted average number of shares of common stock outstanding during each period. Diluted earnings per share reflects the potential dilution of securities that could participate in our earnings, including restricted stock awards during each period.

FAIR VALUE MEASUREMENT — We follow the guidance in Codification Topic 820 Fair Value Measurements ("Codification Topic 820") which governs how to measure fair value for financial reporting. This topic defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. This topic also establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Unobservable inputs for the asset or liability. The fair values are determined based on model-based techniques such as discounted cash flow models using inputs that we could not corroborate with market data.

FINANCIAL INSTRUMENTS — For financial instruments such as cash, short-term investments, accounts receivables, accounts payable and other current liabilities, we consider the recorded value of the financial instruments to approximate the fair value due to their short maturities. On March 31, 2025, the carrying amounts of our notes receivable and non-recourse payables were $221.7 million and $38.8 million, respectively, and their fair values were $223.7 million and $38.8 million, respectively. On March 31, 2024, the carrying amounts of our notes receivable and non-recourse payables were $108.2 million and $36.2 million, respectively, and their fair values were $106.3 million and $36.1 million, respectively.

FINANCING RECEIVABLES AND OPERATING LEASES — Financing receivables and operating leases consist of the financing receivables from notes receivable and sales-type leases and the carrying value of assets that we are leasing to our customers on leases that are classified as operating leases. When we lease equipment under an operating lease, we recognize the underlying asset at cost and depreciate it on a straight-line bases over its estimated useful life. We estimate that the useful life for most IT equipment under lease is 4 years.

FOREIGN CURRENCY MATTERS — Our functional currency is the US dollar. Our international subsidiaries typically use their local currency as their functional currency. We translate the assets and liabilities of our international subsidiaries into US dollars at the spot rate in effect at the applicable reporting date. We translate the revenues and expenses of our international subsidiaries into US dollars at the average exchange rates in effect during the applicable period. We report the resulting foreign currency translation adjustment as accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders' equity. We report all foreign currency transaction gains or losses in other income (expense), net on our consolidated statement of operations. For the years ended March 31, 2025, 2024, and 2023, we recognized losses of $1.2 million, $0.1 million, and $5.4 million, respectively, due to foreign currency transactions.

GOODWILL — We test goodwill for impairment on an annual basis, as of October 1, and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

In a qualitative assessment, we assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, including goodwill. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is unnecessary.

If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform the quantitative goodwill impairment test. We may also elect the unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test.

In the quantitative impairment test, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Conversely, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

IMPLEMENTATION COSTS OF A HOSTING ARRANGEMENT — We capitalize implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. We classify these capitalized costs in the same balance sheet line item as the amounts prepaid for the related hosting arrangement and we present the amortization of these capitalized costs in the same income statement line item as the service fees for the related hosting arrangement. Our long-term prepaids are included in our consolidated balance sheets as part of property, equipment, and other assets—net. We amortize the capitalized implementation costs over the term of the hosting arrangement.

INCOME TAXES — Deferred income taxes are accounted for in accordance with Codification Topic 740 Income Taxes ("Codification Topic 740"). Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement reporting and tax bases of assets and liabilities, using tax rates currently in effect. Future tax benefits, such as net operating loss carry-forwards, are recognized to the extent that realization of these benefits is considered to be more likely than not. We review our deferred tax assets at least annually and make necessary valuation adjustments.

In addition, we account for uncertain tax positions in accordance with Codification Topic 740. Specifically, the Topic prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related de-recognition, classification, interest and penalties, accounting for interim periods, disclosure, and transition of uncertain tax positions. In accordance with our accounting policy, we recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense.

INVENTORIES — Inventories are stated at the lower of cost and net realizable value. Cost is determined using a weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Our determination of the net realizable value for inventories is based on the terms of underlying purchase commitments from our customers, current economic conditions, and other relevant factors.

LESSEE ACCOUNTING — We lease office space for periods up to six years and lease warehouse space for periods of up to 10 years, and we have some lease options that can be exercised to extend beyond those lease term limits. At the lease commencement date, we recognize operating lease liabilities based on the present value of the future minimum lease payments. In determining the present value of future minimum lease payments, we use our incremental borrowing rate based on the information available at the commencement date. When the future minimum payments encompass non-lease components, we account for the lease and non-lease components as a single lease component. We elected not to recognize right-of-use assets and lease liabilities for leases with an initial term of 12 months or less. We recognize lease expense on a straight-line basis over the lease term beginning on the commencement date.

PROPERTY AND EQUIPMENT — Property and equipment are stated at cost, net of accumulated depreciation and amortization. We recognize property and equipment obtained through a business combination at its fair market value as of the acquisition date. We compute depreciation and amortization using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. We typically depreciate internal use IT equipment over three years, perpetual software licenses over five years, and furniture and fixtures over five years.

RESIDUAL ASSETS — Our estimate for the residual asset in a lease is the amount we expect to derive from the underlying asset following the end of the lease term. In a sales-type lease, we recognize the unguaranteed residual asset, measured on a discounted basis, upon lease commencement. In our subsequent accounting for the lease, we increase the unguaranteed residual asset using the effective interest method. We evaluate residual values for impairment on a quarterly basis. We recognize impairments as incurred. We do not recognize upward adjustments due to changes in estimates of residual values.

REVENUE RECOGNITION — We recognize most of our revenues from the sales of third-party products, third-party software, third-party maintenance, software support, and services, ePlus professional and managed services, and hosting ePlus proprietary software. We recognize revenue from these sales under the guidance in Codification Topic 606.

The core principle of Codification Topic 606 is that an entity should recognize revenue for the transfer of goods and services equal to an amount it expects to be entitled to receive for those goods and services. We account for a contract under Codification Topic 606 when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance, and collectability of consideration is probable.

Revenues are reported net of sales refunds, including an estimate of future returns based on an evaluation of historical sales returns, current economic conditions, volume, and other relevant factors.

Our contracts with customers may include multiple promises that are distinct performance obligations. For such arrangements, we allocate the transaction price to each performance obligation based on its relative standalone selling price. We determine standalone selling prices using expected cost-plus margin.

We recognize revenue when (or as) we satisfy a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when (or as) the customer obtains control of that good or service. Depending on the nature of each performance obligation, this may be at a point in time or over time, as further described below.

We typically invoice our customers for third-party products upon shipment, unless our customers lease the equipment through our financing segment, in which case the arrangement is accounted for as a lease in accordance with Codification Topic 842, Leases ("Codification Topic 842"). We typically invoice our customers for third-party software upon delivery and third-party services at the point of sale, unless our customers finance these products through our financing segment, in which case we record a financing receivable based on the terms of the arrangement.

Product Revenue

Sales of third-party products

We are the principal in sales of third-party products. As such, we recognize sales on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recognized as cost of sales. We recognize revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the product to the customer.

In some instances, our customers may request that we bill them for a product but retain physical possession of the product until later delivery, commonly known as "bill-and-hold" arrangements. We have warehousing agreements with select customers wherein title to products ordered through the agreements transfers to our customer at the point we invoice the customer and after the product arrives at our warehouse. In these "bill-and-hold" arrangements, we recognize revenue when the customer has ordered the product through their warehousing agreement with us or signed a bill-and-hold agreement with us, the customer has legal title, the product is identified separately as belonging to the customer, and the product is ready for delivery to the customer.

We recognize sales of off-lease equipment within our financing segment when control passes to the customer, which is typically the date that title to the equipment is transferred per the sales agreement.

Sales of third-party software

We are typically the principal in sales of third-party software. Sales are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recognized as cost of sales. We recognize revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the software to the customer.

Sales of third-party maintenance, software support, services, and software that benefits the customer only in conjunction with accompanying support

We are the agent in sales of third-party maintenance, software support, and services as the third-party controls the service until it is transferred to the customer. Similarly, we are the agent in sales of third-party software and accompanying third-party support when the third-party software benefits the customer only in conjunction with the accompanying support. In these sales, we consider the third-party software and support as inputs to a single performance obligation. In all these sales where we are the agent, we recognize sales on a net basis at the point that our customer and vendor accept the terms and conditions of the arrangement.

Freight and sales tax

We present freight billed to our customers within sales and the related freight charged to us within cost of sales. We present sales tax collected from customers and remittances to governmental authorities on a net basis.

Financing revenue and other

We account for leases to customers in accordance with Codification Topic 842. We utilize a portfolio approach by grouping together many similar assets being leased to a single customer.

We classify our leases as either sales-type leases or operating leases. We classify leases as sales-type leases if any one of five criteria are met, each of which indicate that the lease transfers control of the underlying asset to the lessee. We classify our other leases as operating leases.

For sales-type leases, upon lease commencement, we recognize the present value of the lease payments, and the residual asset discounted using the rate implicit in the lease. When we are financing equipment provided by another dealer, we typically do not have any selling profit or loss arising from the lease. When we are the dealer of the equipment being leased, we typically recognize revenue in the amount of the lease receivable and cost of sales in the amount of the carrying value of the underlying asset minus the unguaranteed residual asset. After the commencement date, we recognize interest income as part of net sales using the effective interest method.

For operating leases, we recognize the underlying asset as an operating lease asset. We depreciate the asset on a straight-line basis to its estimated residual value over its estimated useful life. We recognize the lease payments over the lease term on a straight-line basis as part of net sales.

In all our leases, we recognize variable lease payments, primarily reimbursement for property taxes associated with the leased asset, as part of net sales in the period in which the changes in facts and circumstances on which the variable lease payments are based occur. We exclude from revenues and expenses any sales taxes reimbursed by the lessee.

We also finance third-party software and third-party services for our customers, which we classify as notes-receivable.
We recognize interest income on our notes-receivable using the effective interest method.

We account for transfers of contractual payments due under financing receivables, under Codification Topic 860 *Transfers and Servicing* ("Codification Topic 860"). When a transfer meets all the requirements for sale accounting, we derecognize the financial asset and record a net gain or loss that is included in net sales.

Service Revenue

Sales of ePlus professional services and managed services

Our professional services offerings include consulting, architecture, deployment, and configuration services, software adoption services, training services, assessments, logistics, and staffing. Our managed service offerings range from monitoring and notification to fully outsourced network management and service desk solutions. In all these arrangements, we satisfy our performance obligation and recognize revenue over time.

In arrangements for ePlus professional services, we provide services under both time and materials and fixed price contracts. When services are provided on a time and materials basis, we recognize sales at agreed-upon billing rates as services are performed. When services are provided on a fixed fee basis, we recognize sales over time in proportion to our progress toward complete satisfaction of the performance obligation. We utilize output and input methods to measure progress. Our input methods that we utilize include measuring costs incurred in proportion to total estimated costs, commonly referred to as the "cost-to-cost" method, and measuring service hours in proportion to total estimated service hours.

Our professional services offerings include projects where products and services are delivered together to satisfy one performance obligation. In these arrangements, we recognize the entire arrangement in professional services and include the cost of the products as part of cost of sales for professional services.

In arrangements for ePlus managed services, our arrangement is typically a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). We typically recognize sales from these services on a straight-line basis over the period services are provided.

SHARE-BASED COMPENSATION — We account for share-based compensation in accordance with Codification Topic 718 *Compensation—Stock Compensation*. We account for forfeitures when they occur. We recognize compensation cost for awards of restricted stock with graded vesting on a straight-line basis over the requisite service period. We recognize compensation cost for our employee stock purchase plan on a straight-line basis over the offering period, which is six months. We measure the award on the grant date at fair value using the Black-Scholes option pricing model.

SOFTWARE DEVELOPMENT COSTS — We capitalize costs for the development of internal use software under the Codification Topic 350-40 *Intangibles—Goodwill and Other Intangibles*, Subtopic *Internal-Use Software*. We did not have significant capitalized development costs for internal use software for either of the years ended March 31, 2025, or March 31, 2024.

TREASURY STOCK — We account for treasury stock under the cost method and include treasury stock as a component of stockholders' equity in the accompanying consolidated balance sheets.

VENDOR CONSIDERATION — We receive payments and credits from vendors pursuant to volume incentive programs and shared marketing expense programs. Many of these programs extend over one or more quarters' sales activities. Different programs have different vendor/program specific milestones to achieve. Amounts due from vendors as of March 31, 2025, and 2024 were $15.5 million and $28.1 million, respectively, which were included within accounts receivable-other, net in the accompanying balance sheets.

We recognize rebates pursuant to volume incentive programs as a reduction of costs to purchase the vendor's products based on a systematic and rational allocation of the cash consideration offered to the underlying transactions that result in our progress toward earning the rebate provided the amounts are probable and can be reasonably estimated. When a rebate is not probable or not reasonably estimable, we recognized the rebate as the milestones are achieved or as cash is received.

We recognize rebates pursuant to shared marketing expense programs as a reduction of the related selling and administrative expenses in the period the program occurs when the consideration represents a reimbursement of specific, incremental, identifiable costs. We recognize consideration that exceeds the specific, incremental, identifiable costs as a reduction of costs to purchase the vendor's products.

2. RECENT ACCOUNTING PRONOUNCEMENTS

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this update in our annual period ending March 31, 2025 with comparative periods updated to reflect additional disclosures. This standard did not have a material effect on our consolidated financial statements or disclosures. See Note 17, "Segment Reporting" for our inclusion of the new disclosures.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This update is effective for annual periods beginning in our fiscal year ending March 31, 2026. Early adoption is permitted. We are currently evaluating the impact that this update will have on our financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard requires public business entities to disclose detailed information about specific types of expenses that are relevant to certain line items on the income statement. This update is effective for annual periods beginning in our fiscal year ending March 31, 2028 and interim periods beginning in the first quarter of our fiscal year ending March 31, 2029. Early adoption is permitted. We are currently evaluating the impact that this update will have on our financial statement disclosures.

3. REVENUES

Accounts Receivable and Contract Assets

Our balance in accounts receivable—trade, net includes our accounts receivable recognized from contracts with customers and contract assets. Contract assets represent our right to consideration in exchange for goods or services that we transferred to a customer when that right is conditioned on something other than the passage of time.

The following table provides a disaggregation of our balance in accounts receivable—trade, net (in thousands):

	March 31, 2025	March 31, 2024
Accounts receivable	$ 507,241	$ 635,370
Contract assets	13,775	11,795
Allowance for credit losses	(3,902)	(2,549)
Total accounts receivable—trade, net	$ 517,114	$ 644,616

In addition, we had $66.3 million and $44.6 million of receivables from contracts with customers included within financing receivables as of March 31, 2025 and 2024, respectively.

Contract Liabilities

Contract liabilities represent our obligation to transfer goods or services to a customer for which we received consideration, or the amount is due from the customer. The following table provides our total balance of contract liabilities from contracts with customers (in thousands):

	March 31, 2025	March 31, 2024
Current (included in deferred revenue)	$ 152,619	$ 134,110
Non-current (included in other liabilities)	$ 81,605	$ 68,174

Revenue recognized from the beginning contract liability balance was $112.5 million and $86.0 million for the fiscal years ended March 31, 2025, and 2024, respectively.

Performance Obligations

The following table includes revenue expected to be recognized in the future related to performance obligations, primarily non-cancelable contracts for ePlus managed services, that are unsatisfied or partially unsatisfied at the end of the reporting period (in thousands):

Year ending March 31, 2026	$ 93,331
2027.	44,262
2028.	22,093
2029.	12,142
2030 and thereafter.	3,108
Total remaining performance obligations	$174,936

The table does not include the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts where we recognize revenue at the amount that we have the right to invoice for services performed.

4. FINANCING RECEIVABLES AND OPERATING LEASES

Our financing receivables and operating leases consist of our financing receivables from notes receivable and sales-type leases and the carrying value of our assets that we are leasing to our customers on leases that are classified as operating leases. We generally lease IT, communication, and medical equipment. Our lease terms generally range from 2 to 6 years, with most terms ranging between 3 to 4 years. Our leases often provide the lessee the option to purchase the underlying asset at the end of the lease term. Occasionally, our leases provide the lessee a bargain purchase option. We classify our leases as either sales-type leases or operating leases. Additionally, we finance purchases of third-party software and third-party services for our customers, which we classify as notes receivable.

The following table provides the profit recognized for sales-type leases at their commencement date, including modifications that are recognized on a net basis, for the years ended March 31, 2025, 2024, and 2023 (in thousands):

	Year Ended March 31,		
	March 31, 2025	March 31, 2024	March 31, 2023
Net sales	$ 33,671	$ 21,578	$ 22,677
Cost of sales.	29,512	19,557	19,009
Gross profit	$ 4,159	$ 2,021	$ 3,668

The following table provides interest income in aggregate on our sales-type leases and lease income on our operating leases for the years ended March 31, 2025, 2024, and 2023 (in thousands):

	Year Ended March 31,		
	March 31, 2025	March 31, 2024	March 31, 2023
Interest income on sales-type leases	$ 9,148	$ 6,769	$ 3,943
Lease income on operating leases	$ 7,969	$ 10,886	$ 17,421

Financing Receivables—Net

The following tables provide a disaggregation of our financing receivables—net (in thousands):

March 31, 2025	Notes Receivable	Sales-Type Lease Receivables	Financing Receivables
Gross receivables	$ 229,923	$ 90,913	$ 320,836
Unguaranteed residual value[1]	-	13,350	13,350
Unearned income	(8,254)	(27,342)	(35,596)
Allowance for credit losses[2]	(1,739)	(1,945)	(3,684)
Total, net	$ 219,930	$ 74,976	$ 294,906
Reported as:			
Current	$ 122,975	$ 46,050	$ 169,025
Long-term	96,955	28,926	125,881
Total, net	$ 219,930	$ 74,976	$ 294,906

_____

(1) Includes unguaranteed residual values of $5,929 thousand that we retained after selling the related lease receivable.
(2) Refer to Note 7, "Allowance for Credit Losses" for details.

March 31, 2024	Notes Receivable	Sales-Type Lease Receivables	Financing Receivables
Gross receivables	$ 114,713	$ 75,658	$ 190,371
Unguaranteed residual value[1]	—	9,078	9,078
Unearned income	(6,503)	(12,036)	(18,539)
Allowance for credit losses[2]	(1,056)	(1,435)	(2,491)
Total, net	$ 107,154	$ 71,265	$ 178,419
Reported as:			
Current	$ 61,830	$ 40,770	$ 102,600
Long-term	45,324	30,495	75,819
Total, net	$ 107,154	$ 71,265	$ 178,419

_____

(1) Includes unguaranteed residual values of $3,718 thousand that we retained after selling the related lease receivable.
(2) Refer to Note 7, "Allowance for Credit Losses" for details.

March 31, 2023	Notes Receivable	Sales-Type Lease Receivables	Financing Receivables
Gross receivables	$ 117,008	$ 60,157	$ 177,165
Unguaranteed residual value[1]	—	8,161	8,161
Unearned income	(5,950)	(8,050)	(14,000)
Allowance for credit losses[2]	(801)	(981)	(1,782)
Total, net	$ 110,257	$ 59,287	$ 169,544
Reported as:			
Current	$ 65,738	$ 24,091	$ 89,829
Long-term	44,519	35,196	79,715
Total, net	$ 110,257	$ 59,287	$ 169,544

_____

(1) Includes unguaranteed residual values of $4,222 thousand that we retained after selling the related lease receivable.
(2) Refer to Note 7, "Allowance for Credit Losses" for details.

The following table provides the future scheduled minimum lease payments to be received from our sales-type leases as of March 31, 2025 (in thousands):

Year ending March 31, 2026	$ 46,735
2027	23,708
2028	15,083
2029	4,835
2030	552
Total	$ 90,913

Operating Leases—Net

Operating leases—net represents the carrying value of assets that we are leasing to our customers on leases that are classified as operating leases. The components of operating leases—net are as follows (in thousands):

	March 31, 2025	March 31, 2024
Cost of equipment under operating leases	$ 4,774	$ 10,744
Accumulated depreciation	(3,137)	(7,128)
Operating leases—net[1]	$ 1,637	$ 3,616

———————

(1) Amounts include estimated unguaranteed residual values of $932 thousand and $1,346 thousand as of March 31, 2025, and 2024 respectively.

The following table provides the future scheduled minimum lease rental payments to be received from our operating leases as of March 31, 2025 (in thousands):

Year ending March 31, 2026	$ 823
2027	292
2028	85
2029	23
Total	$ 1,223

Transfers Of Financial Assets

We enter into arrangements to transfer the contractual payments due under financing receivables and operating lease agreements.

For transfers accounted for as a secured borrowing, the corresponding investments serve as collateral for non-recourse notes payable. As of March 31, 2025, and March 31, 2024, we had financing receivables of $42.9 million and $45.8 million, respectively, and operating leases of $0.6 million and $2.8 million, respectively which were collateral for non-recourse notes payable. See Note 9, "Notes Payable and Credit Facility."

For transfers accounted for as sales, we derecognize the carrying value of the financial asset transferred plus any liability and recognize a net gain or loss on the sale, which are presented within net sales in the consolidated statement of operations. For the years ended March 31, 2025, 2024, and 2023, we recognized net gains of $28.9 million, $19.0 million, and $16.1 million, respectively, and total proceeds from these sales were $634.9 million, $762.6 million, and $706.0 million, respectively.

When we retain servicing obligations in transfers accounted for as sales, we allocate a portion of the proceeds to deferred revenues, which is recognized as we perform the services. As of March 31, 2025, and March 31, 2024, we had deferred revenue of $0.3 million and $0.4 million, respectively, for servicing obligations.

In a limited number of transfers accounted for as sales, we indemnified the assignee if the lessee elects to early terminate the lease. As of March 31, 2025, and March 31, 2024, the total potential payments that could result from these indemnities was immaterial.

5. LESSEE ACCOUNTING

We lease office space for periods up to six years and lease warehouse space for periods of up to ten years, and we have some lease options that can be exercised to extend beyond those lease term limits. We recognize our right-of-use assets as part of property, equipment, and other assets—net. As of March 31, 2025, and 2024, we had right-of-use assets of $17.9 million and $15.4 million, respectively.

We recognize the current and long-term portions of our lease liability as part of other current liabilities and other liabilities, respectively. As of March 31, 2025, and 2024, we had current lease liabilities of $5.6 million and $4.2 million, respectively, and long-term lease liabilities of $13.6 million and $12.7 million, respectively. We recognized operating lease cost of $5.7 million, $5.8 million, and $5.2 million as part of selling, general, and administrative expenses during the years ended March 31, 2025, 2024, and 2023, respectively.

Supplemental information about the remaining lease terms and discount rates applied as of March 31, 2025, and March 31, 2024, are as follows:

	Year Ended March 31,	
Lease term and Discount Rate	2025	2024
Weighted average remaining lease term (months)	60	75
Weighted average discount rate	5.5%	5.3%

The following table provides our future lease payments under our operating leases as of March 31, 2025 (in thousands):

Year ending March 31, 2026	$ 5,719
2027	5,163
2028	3,451
2029	2,184
2030 and thereafter	5,601
Total lease payments	22,118
Less: interest	(2,924)
Present value of lease liabilities	$ 19,194

As of March 31, 2025, we were committed to one office lease that had not yet commenced with a total commitment of $480 thousand dollars.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended March 31, 2025, and March 31, 2024, respectively (in thousands):

	Product	Professional Services	Managed Services	Total
Balance, March 31, 2023[1]	$106,497	$ 19,712	$ 9,896	$136,105
Acquisitions	22,586	2,780	—	25,366
Foreign currency translations	25	5	2	32
Balance, March 31, 2024[1]	129,108	22,497	9,898	161,503
Acquisitions	30	41,275	—	41,305
Foreign currency translations	39	7	4	50
Balance, March 31, 2025[1]	$129,177	$ 63,779	$ 9,902	$202,858

_____

(1) Balance is net of $8,673 thousand in accumulated impairments that were recorded in segments that preceded our current segment organization.

Goodwill represents the premium paid over the fair value of the net tangible and intangible assets that are individually identified and separately recognized in business combinations.

Our goodwill balance increased by $41.3 million for the year ended March 31, 2025, due to our acquisition of Bailiwick Services, LLC ("Bailiwick") that closed on August 19, 2024. Please refer to Note 16, "Business Combinations" for details of our acquisitions.

We test goodwill for impairment on an annual basis, as of the first day of our third fiscal quarter, and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying value.

In our annual test as of October 1, 2024, we performed a qualitative assessment of goodwill and concluded that, more likely than not, the fair value of our product, professional services, and managed services reporting units continued to exceed their carrying value.

Other Intangible Assets

Our other intangible assets consist of purchased intangible assets and capitalized software development.

The following table provides the composition of our purchased intangible assets as of March 31, 2025, and March 31, 2024 (in thousands):

	March 31, 2025			March 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 167,093	$ (93,085)	$ 74,008	$117,682	$ (73,870)	$ 43,812
Trade names and other	11,459	(3,500)	7,959	2,798	(2,725)	73
Total	$ 178,552	$ (96,585)	$ 81,967	$120,480	$ (76,595)	$ 43,885

Our customer relationships, trade names, and other purchased intangibles are generally amortized between 5 to 10 years.

Total amortization expense for purchased intangibles was $19.9 million, $15.2 million, and $9.3 million for the years ended March 31, 2025, 2024 and 2023, respectively.

Our capitalized software development had no carrying value as of March 31, 2025 and $0.2 million as of March 31, 2024.

The following table provides the future amortization expense for purchased intangibles as of March 31, 2025 (in thousands):

Year ending March 31, 2026	$ 20,623
2027	16,909
2028	13,537
2029	10,379
2030	7,774
2031 and thereafter	12,745
Total	$ 81,967

7. ALLOWANCE FOR CREDIT LOSSES

The following table provides the activity in our allowance for credit losses for the years ended March 31, 2025, 2024, and 2023 (in thousands):

	Accounts Receivable	Notes Receivable	Lease Receivables	Total
Balance as of March 31, 2022	$ 2,411	$ 708	$ 681	$3,800
Provision for credit losses	273	93	300	666
Write-offs and other	(112)	—	—	(112)
Balance as of March 31, 2023	2,572	801	981	4,354
Provision for credit losses	477	255	472	1,204
Write-offs and other	(362)	—	(18)	(380)
Balance as of March 31, 2024	2,687	1,056	1,435	5,178
Provision for credit losses	1,805	682	494	2,981
Write-offs and other	(418)	1	16	(401)
Balance as of March 31, 2025	$ 4,074	$ 1,739	$ 1,945	$7,758

We evaluate our customers using an internally assigned credit quality rating "CQR." The CQR categories of our financing receivables are:

- High CQR: This rating includes accounts with excellent to good business credit, asset quality and capacity to meet financial obligations. Loss rates in this category are generally less than 1%.

- Average CQR: This rating includes accounts with average credit risk that are more susceptible to loss in the event of adverse business or economic conditions. Loss rates in this category are in the range of 1% to 8%.

- Low CQR: This rating includes accounts that are impaired or may become impaired due to marginal credit and other events or risks that may impact collection. The loss rates in this category in the normal course are greater than 8% and up to 100%.

The following table provides the amortized cost basis of our financing receivables by CQR and by credit origination year as of March 31, 2025 (in thousands):

	Amortized cost basis by origination year ending March 31,								Net credit
	2025	2024	2023	2022	2021	2000 and prior	Total	Transfers[2]	exposure
Notes receivable:									
High CQR............	$ 158,257	$ 11,929	$ 4,821	$ 887	$1,116	$ —	$ 177,010	$ (19,512)	$ 157,498
Average CQR.........	38,647	3,450	1,556	37	2	—	43,692	(3,809)	39,883
Low CQR	—	58	909	—	—	—	967	—	967
Total	$ 196,904	$ 15,437	$ 7,286	$ 924	$1,118	$ —	$ 221,669	$ (23,321)	$ 198,348
Lease receivables:									
High CQR............	$ 18,095	$ 9,683	$ 4,926	$ 549	$ 189	$ 201	$ 33,643	$ (8,682)	$ 24,961
Average CQR.........	$ 21,304	$ 9,829	$ 4,343	$ 598	$ 17	$ —	$ 36,091	$ (6,308)	$ 29,783
Low CQR	—	354	579		325	—	1,258	—	1,258
Total	$ 39,399	$ 19,866	$ 9,848	$1,147	$ 531	$ 201	$ 70,992	$ (14,990)	$ 56,002
Total amortized cost[1] ...	$ 236,303	$ 35,303	$ 17,134	$2,071	$1,649	$ 201	$ 292,661	$ (38,311)	$ 254,350

(1) Excludes unguaranteed residual values of $5,929 thousand that we retained after selling the related lease receivable.
(2) Transfers consist of receivables that have been transferred to third-party financial institutions on a non-recourse basis.

The following table provides the amortized cost basis of our financing receivables by CQR and by credit origination year as of March 31, 2024 (in thousands):

	Amortized cost basis by origination year ending March 31,								Net credit
	2024	2023	2022	2021	2020	2019 and prior	Total	Transfers[2]	exposure
Notes receivable:									
High CQR............	$ 63,934	$ 15,821	$ 3,440	$2,656	$ 30	$ —	$ 85,881	$ (25,683)	$ 60,198
Average CQR.........	18,715	3,260	302	52	—	—	22,329	(3,476)	18,853
Total	$ 82,649	$ 19,081	$ 3,742	$2,708	$ 30	$ —	$108,210	$ (29,159)	$ 79,051
Lease receivables:									
High CQR............	$ 22,123	$ 9,457	$ 1,341	$1,151	$100	$ 7	$ 34,179	$ (1,128)	$ 33,051
Average CQR.........	22,861	9,548	2,133	259	2	—	34,803	(5,436)	29,367
Total	$ 44,984	$ 19,005	$ 3,474	$1,410	$102	$ 7	$ 68,982	$ (6,564)	$ 62,418
Total amortized cost[1] ...	$ 127,633	$38,086	$ 7,216	$4,118	$132	$ 7	$ 177,192	$ (35,723)	$ 141,469

(1) Excludes unguaranteed residual values of $3,718 thousand that we retained after selling the related lease receivable.
(2) Transfers consist of receivables that have been transferred to third-party financial institutions on a non-recourse basis.

The following table provides an aging analysis of our financing receivables as of March 31, 2025 (in thousands):

	31-60 Days Past Due	61-90 Days Past Due	> 90 Days Past Due	Total Past Due	Current	Total Billed	Unbilled	Amortized Cost
Notes receivable	$ 3,888	$ 419	$ 1,369	$5,676	$15,946	$21,622	$200,047	$221,669
Lease receivables	1,191	579	1,610	3,380	5,421	8,801	62,191	70,992
Total.................................	$ 5,079	$ 998	$ 2,979	$9,056	$21,367	$30,423	$262,238	$292,661

The following table provides an aging analysis of our financing receivables as of March 31, 2024 (in thousands):

	31-60 Days Past Due	61-90 Days Past Due	> 90 Days Past Due	Total Past Due	Current	Total Billed	Unbilled	Amortized Cost
Notes receivable	$ 1,251	$ 334	$ 2,484	$ 4,069	$ 9,337	$ 13,406	$ 94,804	$ 108,210
Lease receivables	1,174	284	2,213	3,671	4,691	8,362	60,620	68,982
Total	$ 2,425	$ 618	$ 4,697	$ 7,740	$ 14,028	$ 21,768	$ 155,424	$ 177,192

Our financial assets on nonaccrual status were not significant as of March 31, 2025, and March 31, 2024.

8. PROPERTY, EQUIPMENT, AND OTHER ASSETS—NET

Our property, equipment, and other assets—net consists of the following components (in thousands):

	March 31, 2025	March 31, 2024
Deferred costs—long-term	$ 55,790	$ 47,812
Right-of-use asset	17,857	15,407
Property and equipment—net	15,551	12,935
Prepaid expenses—long-term	15,627	12,846
Other	149	289
Total other assets—long-term	$ 104,974	$ 89,289

Our property and equipment—net consists of the following (in thousands):

	March 31, 2025	March 31, 2024
Furniture, fixtures and equipment	$ 26,463	$ 26,507
Leasehold improvements	13,343	11,776
Capitalized software	2,608	1,685
Vehicles	558	396
Total assets	42,972	40,364
Accumulated depreciation and amortization	(27,421)	(27,429)
Property and equipment – net	$ 15,551	$ 12,935

Depreciation and amortization expense on property and equipment, including amounts recognized in cost of sales, was $7.0 million, $6.7 million, and $5.5 million for the years ended March 31, 2025, 2024, and 2023, respectively.

9. NOTES PAYABLE AND CREDIT FACILITY

Credit Facility

We finance the operations of our subsidiaries ePlus Technology, inc. and ePlus Technology Services, inc. (collectively, the "Borrowers") in our technology business through a credit facility with Wells Fargo Commercial Distribution Finance, LLC ("WFCDF"). The WFCDF credit facility (the "WFCDF Credit Facility") has a floor plan facility and a revolving credit facility.

Our credit facility is provided by a syndicate of banks for which WFCDF acts as administrative agent and consists of a discretionary senior secured floor plan facility in favor of the Borrowers in the aggregate principal amount of up to $500.0 million, together with a sublimit for a revolving credit facility for up to $200.0 million.

We use the floor plan facility to facilitate the purchase of inventory from designated suppliers. WFCDF pays our suppliers and provides us extended payment terms. We pay down the floor plan facility on three specified dates each month, generally 45-60 days from the invoice date. We normally do not incur any interest for balances under the floor plan facility. We pay an unused commitment fee in months that our floor plan utilization is below certain thresholds. We are not involved in establishing the terms or conditions of the arrangements between our suppliers and WFCDF.

The following table provides roll forwards of our outstanding obligations confirmed as valid under the floor plan facility for the years ended March 31, 2025, and 2024 (in thousands):

	Year Ended March 31,	
	2025	2024
Confirmed obligations at the beginning of the year	$ 105,104	$ 134,615
Invoices assumed from acquisitions	—	17,930
Invoices confirmed during the year	692,349	791,511
Confirmed invoices paid during the year	(707,926)	(838,952)
Confirmed obligations at the end of the year	$ 89,527	$ 105,104

Our liability under the accounts payable floor plan facility is presented as accounts payable – floor plan on our balance sheet.

We may use the revolving credit facility for our borrowing needs. We did not have any outstanding balances under the revolving credit facility as of March 31, 2025, and March 31, 2024.

The amount of principal available is subject to a borrowing base determined by, among other things, the Borrowers' accounts receivable and inventory, each pursuant to a formula and subject to certain reserves. Loans accrue interest at a rate per annum equal to Term SOFR Rate plus a Term SOFR Adjustment of 0.10% plus an Applicable Margin of 1.75%.

We did not have any outstanding debt on the accounts receivable component of our WFCDF Credit Facility during the year ended March 31, 2025. We had an average borrowing balance of $18.4 million and a weighted average interest rate on the accounts receivable component of our WFCDF Credit Facility of 7.07% during our year ended March 31, 2024.

Our borrowings under the WFCDF Credit Facility are secured by the assets of the Borrowers. Additionally, the WFCDF Credit Facility requires a guaranty of $10.5 million by ePlus inc.

Under the WFCDF Credit Facility, the Borrowers are restricted in their ability to pay dividends to ePlus inc. unless their available borrowing meets or met certain thresholds. As of March 31, 2025, and March 31, 2024, their available borrowing met the thresholds such that there were no restrictions on their ability to pay dividends.

The WFCDF Credit Facility has an initial one-year term, which automatically renews for successive one-year terms thereafter. However, either the Borrowers or WFCDF may terminate the WFCDF Credit Facility at any time by providing a written termination notice to the other party no less than 90 days prior to such termination.

The loss of the WFCDF Credit Facility could have a material adverse effect on our future results as we currently rely on this facility and its components for daily working capital and liquidity for our technology business and as an operational function of our accounts payable process.

Non-Recourse Notes Payable

Non-recourse notes payable consist of borrowings that, in the event of a default by the customer, the lender generally only has recourse against the customer, and the assets serving as collateral, but not against us. As of March 31, 2025, and March 31, 2024, we had $38.8 million and $36.2 million, respectively, of non-recourse borrowings that were collateralized by investments in notes and leases. Principal and interest payments are generally due periodically in amounts that are approximately equal to the total payments due from the customer under the leases or notes receivable that collateralize the notes payable. The weighted average interest rate for our non-recourse notes payable was 6.47% and 6.49%, as of March 31, 2025, and March 31, 2024, respectively.

Our non-recourse notes payable as of March 31, 2025, mature as follows (in thousands):

Year ending March 31, 2026	$ 27,456
2027.	8,169
2028.	2,639
2029.	509
Total maturities.	$ 38,773

10. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are subject to various legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business and have not been fully resolved. The ultimate outcome of any litigation or other legal dispute is uncertain. When a loss related to a legal proceeding or claim is probable and reasonably estimable, we accrue our best estimate for the ultimate resolution of the matter. If one or more legal matters are resolved against us in a reporting period for amounts above our expectations, our financial condition and operating results for that period may be adversely affected. As of March 31, 2025, we do not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these proceedings and matters, if any, has been incurred. Any outcome, whether favorable or unfavorable, may materially and adversely affect us due to legal costs and expenses, diversion of management attention and other factors. We expense legal costs in the period incurred. We cannot assure that additional contingencies of a legal nature or contingencies having legal aspects will not be asserted against us in the future, and these matters could relate to prior, current, or future transactions or events.

11. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net earnings available to common shareholders by the basic weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is calculated by dividing net earnings available to common shareholders by the basic weighted average number of shares of common stock outstanding plus common stock equivalents during each period.

The following table provides a reconciliation of the numerators and denominators used to calculate basic and diluted net earnings per common share as disclosed in our consolidated statements of operations for the fiscal years ended March 31, 2025, 2024 and 2023 (in thousands, except per share data):

	2025	2024	2023
Net earnings attributable to common shareholders – basic and diluted	$ 107,978	$ 115,776	$ 119,356
Basic and diluted common shares outstanding:			
Weighted average common shares outstanding – basic.	26,503	26,610	26,569
Effect of dilutive shares	163	107	85
Weighted average shares common outstanding – diluted.	26,666	26,717	26,654
Earnings per common share – basic	$ 4.07	$ 4.35	$ 4.49
Earnings per common share – diluted	$ 4.05	$ 4.33	$ 4.48

12. STOCKHOLDERS' EQUITY

Share Repurchase Plan

On May 18, 2024, our Board of Directors ("Board") authorized the repurchase of up to 1,250,000 shares of our outstanding common stock, over a 12-month period beginning May 28, 2024. On March 22, 2023, our Board authorized the repurchase of up to 1,000,000 shares of our outstanding common stock, over a 12-month period beginning May 28, 2023. On March 24, 2022, our Board authorized the repurchase of up to 1,000,000 shares of our outstanding common stock, over a 12-month period beginning May 28, 2022. These plans authorized purchases to be made from time to time in the open market, or in privately negotiated transactions, subject to availability. Any repurchased shares will have the status of treasury shares and may be used, when needed, for general corporate purposes.

During the year ended March 31, 2025, we purchased 557,009 shares of our outstanding common stock at a value of $43.1 million under the share repurchase plan; we also purchased 52,450 shares of common stock at a value of $3.8 million to satisfy tax withholding obligations relating to the vesting of employees' restricted stock.

During the year ended March 31, 2024, we purchased 131,837 shares of our outstanding common stock at a value of $6.7 million under the share repurchase plan; we also purchased 53,945 shares of common stock at a value of $3.0 million to satisfy tax withholding obligations relating to the vesting of employees' restricted stock.

13. SHARE-BASED COMPENSATION

Share-Based Plans

As of March 31, 2025, we had share-based awards outstanding under the following plans: (1) the 2017 Non-Employee Director Long-Term Incentive Plan ("2017 Director LTIP"), (2) the 2024 Non-Employee Director Long-Term Incentive Plan ("2024 Director LTIP") and (3) the 2021 Employee Long-Term Incentive Plan ("2021 Employee LTIP").

These share-based plans define fair market value as the closing sales price of a share of common stock as quoted on any established stock exchange for such date or the most recent trading day preceding such date if there were no trades on such date.

2021 Employee LTIP

The 2021 Employee LTIP was approved by our stockholders on September 16, 2021, and became effective October 1, 2021. Under the 2021 Employee LTIP, 3,000,000 shares were authorized for grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, or other share-based awards to ePlus employees.

The purpose of the 2021 Employee LTIP is to encourage our employees to acquire a proprietary interest in the growth and performance of ePlus, thus enhancing the value of ePlus for the benefit of its stockholders, and to enhance our ability to attract and retain exceptionally qualified individuals. These plans are administered by the Compensation Committee.

Shares issuable under these plans may consist of authorized but unissued shares or shares held in our treasury. Under these plans, the Compensation Committee will determine the time and method of exercise or vesting of the awards. Shares under these plans will not be used to compensate our outside directors, who may be compensated under the separate 2024 Director LTIP, as discussed below.

2017 Director LTIP and 2024 Director LTIP

On September 12, 2024, our shareholders approved the 2024 Director LTIP. The 2024 Director LTIP replaces the 2017 Director LTIP. Beginning September 12, 2024, we permanently ceased issuing any additional shares under the 2017 Director LTIP. The maximum aggregate number of shares that may be issued as restricted shares under the 2024 Director LTIP is 300,000 shares. The purpose of the 2024 Director LTIP is to align the economic interests of the directors with the interests of stockholders by including equity as a component of pay and to attract, motivate and retain experienced and knowledgeable directors. Each director receives an annual grant of restricted stock having a grant-date fair value equal to the cash compensation earned by an outside director during our fiscal year ended immediately before the respective annual grant-date. These restricted shares are prohibited from being sold, transferred, assigned, pledged, or otherwise encumbered or disposed of. The shares vest on the one-year anniversary from the date of the grant. In addition, each director may also elect to receive stock in lieu of their cash compensation. Stock received in lieu of cash is issued under the 2024 Director LTIP and vests immediately.

Restricted Stock Activity

During the year ended March 31, 2025, we granted 729 restricted shares under the 2017 Director LTIP, 7,966 restricted shares under the 2024 LTIP, and 121,097 restricted shares under the 2021 Employee LTIP.

Cumulatively, as of March 31, 2025, we have granted a total of 115,665 restricted shares under the 2017 Director LTIP, 7,966 shares under the 2024 Director LTIP, and 412,605 restricted shares under the 2021 Employee LTIP.

The following table provides a summary of the non-vested restricted shares for the year ended March 31, 2025:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested April 1, 2024	308,411	$55.02
Granted	129,792	$74.02
Vested	(158,512)	$53.55
Forfeited	(3,918)	$61.08
Nonvested March 31, 2025	275,773	$64.80

In each of the years ended March 31, 2025, 2024, and 2023, we used the closing stock price on the grant date or, if the grant date fell on a date the stock was not traded, the previous day's closing stock price for the fair value of the award.

The weighted-average grant date fair value of restricted shares granted during the years ended March 31, 2025, 2024, and 2023 was $74.02, $56.50, and $56.50, respectively.

The aggregated fair value of restricted shares that vested during the years ended March 31, 2025, 2024, and 2023 was $8.5 million, $7.8 million, and $7.1 million, respectively.

Upon each vesting period of the restricted stock awards to employees, participants are subject to minimum tax withholding obligations. Each of the 2021 Employee LTIP, the 2017 Director LTIP, and the 2024 Director LTIP allow us to withhold enough shares due to the participant to satisfy their minimum tax withholding obligations. For the year ended March 31, 2025, we withheld 52,450 shares of common stock at a value of $3.8 million, which was included in treasury stock. For the year ended March 31, 2024, we withheld 53,945 shares of common stock at a value of $3.0 million, which was included in treasury stock.

Performance Stock Units

Beginning with the fiscal year ended March 31, 2024, we granted Performance Stock Units ("PSUs") to our executive officers under our 2021 Employee LTIP. The PSUs will vest based on the achievement of certain performance goals at the end of a three-year performance period. The PSUs represent the right to receive shares of our common stock at the time of vesting. The total number of PSUs that vest range from 0% to 200% of the target number of PSUs based on our achievement of certain performance targets.

The following table provides a summary of the nonvested PSUs for the fiscal year ended March 31, 2025:

	Number of Units	Weighted Average Grant-Date Fair Value
Nonvested April 1, 2024	15,120	$61.17
Granted	19,415	$78.54
Vested	—	$ —
Forfeited	—	$ —
Nonvested March 31, 2025	34,535	$70.94

Employee Stock Purchase Plan

We provide eligible employees the opportunity to purchase shares of our stock through the 2022 Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees may purchase up to an aggregate of 2.50 million shares of our stock. Employees in this plan contribute part of their earnings over a six-month offering period. At the end of each offering period, employees purchase our shares using their contributions at a discount off the lesser of the closing market price on the first or the last trading day of each offering period. During the year ended March 31, 2025, and March 31, 2024, we issued 58,064 shares at a weighted average price of $62.61 per share and 70,715 shares at a weighted average price of $42.69 per share, respectively, under the ESPP. As of March 31, 2025, there were 2.37 million shares remaining under the ESPP.

Compensation Expense

The following table provides a summary of our total share-based compensation expense, including for restricted stock awards, PSUs, our ESPP, and the related income tax benefit for the years ended March 31, 2025, 2024 and 2023, respectively (in thousands):

	Year Ended March 31,		
	2025	2024	2023
Equity-based compensation expense	$ 9,996	$ 9,731	$ 7,825
Income tax benefit	$(2,749)	$(2,735)	$(2,097)

We recognized the income tax benefit as a reduction to our provision for income taxes. As of March 31, 2025, the total unrecognized compensation expense related to non-vested restricted stock was $10.7 million, which is expected to be recognized over a weighted-average period of 27 months.

We also provide our employees with a contributory 401(k) profit sharing plan. We may make contributions, which are fully vested when they are made, to the plan. These contributions are not required, and the amount of our contributions are entirely within our discretion. For the years ended March 31, 2025, 2024, and 2023, we recognized expense for employer contributions to the plan of $5.7 million, $4.7 million, and $4.2 million, respectively.

14. INCOME TAXES

We account for our tax positions in accordance with Codification Topic 740. Under the guidance, we evaluate uncertain tax positions based on the two-step approach. The first step is to evaluate each uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in an audit, including resolution of related appeals or litigation processes, if any. For tax positions that are not likely of being sustained upon audit, the second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As of March 31, 2025, and 2024, we do not have any unrecognized tax benefits for uncertain tax positions. We recognize accrued interest and penalties related to unrecognized tax benefits as part of income tax expense.

We file income tax returns, including returns for our subsidiaries, with federal, state, local, and foreign jurisdictions. The tax years ended March 31, 2024, March 31, 2023, and March 31, 2022, are subject to examination by federal and state taxing authorities.

A reconciliation of income taxes computed at the statutory federal income tax rate of 21.0% to the provision for income taxes included in the consolidated statements of operations is as follows (in thousands, except percentages):

	Year Ended March 31,		
	2025	2024	2023
Income tax expense computed at the US statutory federal rate	$ 31,256	$ 33,830	$ 34,224
State income tax expense—net of federal benefit	7,722	9,624	8,754
Non-deductible executive compensation	2,020	1,718	1,708
Other	(137)	145	(1,068)
Provision for income taxes	$ 40,861	$ 45,317	$ 43,618
Effective income tax rate	27.5%	28.1%	26.8%

The components of the provision for income taxes are as follows (in thousands):

	Year Ended March 31,		
	2025	2024	2023
Current:			
Federal	$ 26,708	$ 34,232	$ 30,928
State	9,648	12,371	10,110
Foreign	1,092	1,370	499
Total current expense	37,448	47,973	41,537
Deferred:			
Federal	3,141	(2,419)	1,301
State	127	(188)	970
Foreign	145	(49)	(190)
Total deferred expense (benefit)	3,413	(2,656)	2,081
Provision for income taxes	$ 40,861	$ 45,317	$ 43,618

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows (in thousands):

	March 31,	
	2025	2024
Deferred tax assets:		
Accrued vacation	$ 2,744	$ 2,666
Deferred revenue	7,108	6,934
Allowance for credit losses	1,745	1,278
Restricted stock	301	738
Other deferred tax assets	841	689
Inventory reserve	1,313	546
Capitalized research expenditures	1,666	502
Accrued bonus	2,708	2,641
Lease liabilities	5,067	4,503
Other credits and carryforwards	101	251
Gross deferred tax assets	23,594	20,748
Less: valuation allowance	(63)	(70)
Net deferred tax assets	23,531	20,678
Deferred tax liabilities:		
Property and equipment	(2,516)	(2,724)
Operating leases	(7,804)	(3,889)
Prepaid expenses	(4,095)	(1,807)
Right-of-use assets	(4,714)	(4,113)
Tax deductible goodwill	(2,198)	(2,525)
Total deferred tax liabilities	(21,327)	(15,058)
Net deferred tax asset	$ 2,204	$ 5,620

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Based on this evaluation as of March 31, 2025, we are recognizing a valuation allowance to offset gross deferred tax assets primarily attributable to net operating losses at certain of the foreign subsidiaries and foreign tax credit carry forwards. We believe that it is more likely than not that we will realize the remaining gross deferred tax assets through generating taxable income or the reversal of existing temporary differences attributable to the gross deferred tax liabilities.

15. FAIR VALUE MEASUREMENTS

We account for the fair values of our assets and liabilities utilizing a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. The following table provides the fair value of our assets and liabilities measured at fair value as categorized within the fair value hierarchy as of March 31, 2025, and March 31, 2024 (in thousands):

		Fair Value Measurement Using		
	Recorded Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2025				
Assets:				
Money market funds	$280,067	$280,067	$—	$—
March 31, 2024				
Assets:				
Money market funds	$179,709	$179,709	$—	$—

16. BUSINESS COMBINATIONS

Bailiwick Services, LLC

On August 19, 2024, our subsidiary, ePlus Technology, inc., acquired 100% of the membership interests of Bailiwick. Based near Minneapolis, Minnesota, Bailiwick is a provider of professional and managed services with nearly 30 years in the business. Bailiwick specializes in serving enterprise customers that operate large store, branch, and campus footprints predominantly in the retail, financial services, restaurant, and hospitality markets.

Our preliminary sum for consideration transferred is $124.9 million, which consists of $126.2 million paid in cash at closing, less $1.5 million cash acquired, plus $0.2 million paid in December 2024 to the sellers based on adjustments to a determination of the total net assets delivered. Our preliminary allocation of the purchase consideration to the assets acquired and liabilities assumed is presented below (in thousands):

	Acquisition Date Amount
Accounts receivable	$ 41,719
Contract assets	7,712
Other assets	20,669
Identified intangible assets	58,010
Accounts payable and other liabilities	(38,273)
Contract liabilities	(6,216)
Total identifiable net assets	83,621
Goodwill	41,305
Total purchase consideration	$ 124,926

The identified intangible assets of $58.0 million consists of customer relationships of $49.3 million with an estimated useful life of ten years and trade name of $8.7 million with a preliminary useful life of seven years.

We recognized goodwill related to this transaction of $41.3 million, which was assigned to our professional services and product segments. The goodwill recognized in the Bailiwick acquisition is attributable to the acquired assembled workforce and expected synergies, none of which qualify for recognition as a separate intangible asset. The total amount of goodwill expected to be deductible for tax purposes is $44.4 million.

The amount of revenues and earnings of the acquiree since the acquisition date are not material. Likewise, the impact to the revenue and earnings of the combined entity for the current reporting period as though the acquisition date had been April 1, 2024, is not material.

PEAK Resources, Inc. ("PEAK")

On January 26, 2024, our subsidiary, ePlus Technology, inc., acquired certain assets and liabilities of PEAK. Based in Denver, CO, PEAK is an established provider of modern data center, networking, and security products and services. The acquisition will help drive additional growth with enhanced engineering, sales, and services delivery capabilities in the mountain west region.

Our sum for consideration transferred is $7.9 million consisting of $5.6 million paid in cash at closing plus an additional $2.3 million that was paid in April 2024 to the sellers based on adjustments to a determination of the total net assets delivered. Our allocation of the purchase consideration to the assets acquired and liabilities assumed is presented below (in thousands):

	Acquisition Date Amount
Accounts receivable	$ 8,569
Other assets	133
Identified intangible asset	5,030
Accounts payable and other liabilities	(9,084)
Total identifiable net assets	4,648
Goodwill	3,238
Total purchase consideration	$ 7,886

The identified intangible asset of $5.0 million consists of customer relationships with an estimated useful life of seven years. The fair value of acquired receivables equals the gross contractual amounts receivable. We expect to collect all acquired receivables.

We recognized goodwill related to this transaction of $3.2 million, of which $2.9 million and $0.3 million were assigned to our product and professional services reporting segments, respectively. The goodwill recognized in the acquisition is attributable to the acquired assembled workforce and expected synergies, none of which qualify for recognition as a separate intangible asset. The total amount of goodwill is expected to be deductible for tax purposes.

The amount of revenues and earnings of the acquiree since the acquisition date are not material. Likewise, the impact to the revenue and earnings of the combined entity for the prior reporting period as though the acquisition date had been April 1, 2023, is not material.

Network Solutions Group ("NSG")

On April 30, 2023, our subsidiary, ePlus Technology, inc., acquired certain assets and liabilities of NSG, formerly a business unit of CCI Systems, Inc., a Michigan-based provider of networking services and solutions. This acquisition is helping to drive additional growth for us in the service provider end-markets with enhanced engineering, sales, and services delivery capabilities specific to the industry.

Our sum for consideration transferred is $48.6 million consisting of $59.6 million paid in cash at closing minus $11.0 million that was paid back to us during the quarter ended September 30, 2023, by the sellers based on adjustments to a determination of the total net assets delivered. Our allocation of the purchase consideration to the assets acquired and liabilities assumed is presented below (in thousands):

	Acquisition Date Amount
Accounts receivable	$ 20,419
Other assets	1,940
Identified intangible asset	29,960
Accounts payable and other liabilities	(24,758)
Contract liabilities	(1,086)
Total identifiable net assets	26,475
Goodwill	22,128
Total purchase consideration	$ 48,603

The identified intangible asset of $30.0 million consists of customer relationships with an estimated useful life of seven years. The fair value of acquired receivables equals the gross contractual amounts receivable. We expect to collect all acquired receivables.

We recognized goodwill related to this transaction of $22.1 million, of which $19.7 million and $2.4 million were assigned to our product and professional services reporting segments, respectively. The goodwill recognized in the acquisition is attributable to the acquired assembled workforce and expected synergies, none of which qualify for recognition as a separate intangible asset. The total amount of goodwill is expected to be deductible for tax purposes.

The amount of revenues and earnings of the acquiree since the acquisition date are not material. Likewise, the impact to the revenue and earnings of the combined entity for the prior reporting period as though the acquisition date had been April 1, 2023, is not material.

17. SEGMENT REPORTING

We manage and report our operating results through four operating segments: product, professional services, managed services, and financing. Our organizational structure is based on how our chief operating decision maker ("CODM") allocates resources, manages operations, and evaluates performance. Our CODM is our Chief Executive Officer.

We refer to the product segment, professional services segment, and managed services segment collectively as our technology business. Our product segment includes sales of IT products, third-party software, and third-party maintenance, software assurance, and other third-party services. Our professional services segment includes our advanced professional services, staff augmentation, project management services, cloud consulting services and security services. Our managed services segment includes our advanced managed services, service desk, storage-as-a-service, cloud hosted services, cloud managed services and managed security services.

Our financing business segment consists of the financing of IT equipment, software, and related services to commercial enterprises, state and local governments, and government contractors.

Our CODM measures the performance of the segments within our technology business based on gross profit and measures our financing business segment based on operating income. We do not present asset information for our reportable segments as we do not provide asset information to our CODM. Our CODM uses quarterly financial results and forecasts to manage operations. Our CODM also uses our financial results and forecasts in our annual budgeting process.

The following table provides reportable segment information (in thousands):

	Year Ended March 31,		
	2025	2024	2023
Net Sales			
Product	$ 1,608,768	$1,883,809	$1,750,802
Professional services	229,030	154,549	151,785
Managed services	171,347	137,528	112,658
Financing	59,644	49,416	52,473
Total	2,068,789	2,225,302	2,067,718
Cost of sales			
Product	1,235,211	1,486,191	1,370,061
Professional services	138,513	86,355	90,191
Managed services	120,040	94,861	80,503
Financing	5,904	7,102	9,439
Total	1,499,668	1,674,509	1,550,194
Gross Profit			
Product	373,557	397,618	380,741
Professional services	90,517	68,194	61,594
Managed services	51,307	42,667	32,155
Financing	53,740	42,314	43,034
Total	569,121	550,793	517,524
Selling, general, and administrative			
Technology business	383,335	353,540	317,885
Financing	16,409	14,194	15,635
Total	399,744	367,734	333,520
Depreciation and amortization			
Technology business	25,753	20,951	13,598
Financing	—	74	111
Total	25,753	21,025	13,709
Interest and financing costs			
Technology business	—	1,428	2,897
Financing	2,211	2,349	1,236
Total	2,211	3,777	4,133
Operating income			
Technology business	106,293	132,560	140,110
Financing	35,120	25,697	26,052
Total	141,413	158,257	166,162
Other income (expense), net.	7,426	2,836	(3,188)
Earnings before tax	$ 148,839	$ 161,093	$ 162,974
Selected Financial Data - Statement of Cash Flow			
Purchases of property, equipment, and operating lease equipment:			
Technology business	$ 5,216	$ 7,454	$ 7,693
Financing	1,387	1,049	1,687
Total	$ 6,603	$ 8,503	$ 9,380

The following tables provide a disaggregation of net sales by source and further disaggregate our revenue recognized from contracts with customers by timing and our position as principal or agent (in thousands):

| | Year ended March 31, 2025 | | | | |
	Product	Professional Services	Managed Services	Financing	Total
Net Sales					
Contracts with customers	$ 1,575,097	$ 229,030	$ 171,347	$ 5,560	$1,981,034
Financing and other	33,671	—	—	54,084	87,755
Total	$ 1,608,768	$ 229,030	$ 171,347	$ 59,644	$2,068,789
Timing and position as principal or agent:					
Transferred at a point in time as principal	$ 1,390,811	$ —	$ —	$ 5,560	$1,396,371
Transferred at a point in time as agent	184,286	—	—	—	184,286
Transferred over time as principal.	—	229,030	171,347	—	400,377
Total revenue from contracts with customers .	$ 1,575,097	$ 229,030	$ 171,347	$ 5,560	$1,981,034

| | Year ended March 31, 2024 | | | | |
	Product	Professional Services	Managed Services	Financing	Total
Net Sales					
Contracts with customers	$ 1,862,231	$ 154,549	$ 137,528	$ 5,926	$2,160,234
Financing and other	21,578	—	—	43,490	65,068
Total	$ 1,883,809	$ 154,549	$ 137,528	$ 49,416	$2,225,302
Timing and position as principal or agent:					
Transferred at a point in time as principal	$ 1,687,639	$ —	$ —	$ 5,926	$1,693,565
Transferred at a point in time as agent	174,592	—	—	—	174,592
Transferred over time as principal.	—	154,549	137,528	—	292,077
Total revenue from contracts with customers .	$ 1,862,231	$ 154,549	$ 137,528	$ 5,926	$2,160,234

| | Year ended March 31, 2023 | | | | |
	Product	Professional Services	Managed Services	Financing	Total
Net Sales					
Contracts with customers	$ 1,728,125	$ 151,785	$ 112,658	$ 9,304	$2,001,872
Financing and other	22,677	—	—	43,169	65,846
Total	$ 1,750,802	$ 151,785	$ 112,658	$ 52,473	$2,067,718
Timing and position as principal or agent:					
Transferred at a point in time as principal	$ 1,566,760	$ —	$ —	$ 9,304	$1,576,064
Transferred at a point in time as agent	161,365	—	—	—	161,365
Transferred over time as principal.	—	151,785	112,658	—	264,443
Total revenue from contracts with customers .	$ 1,728,125	$ 151,785	$ 112,658	$ 9,304	$2,001,872

Technology Business Disaggregation of Revenue

The following table provides a disaggregation of our revenue from contracts with customers for our technology business by customer end market and by type (in thousands):

	Year Ended March 31,		
	2025	2024	2023
Customer end market:			
Telecom, media & entertainment	$ 453,892	$ 547,525	$ 532,921
SLED	333,371	329,617	290,624
Technology	300,465	379,720	393,594
Healthcare	286,474	278,893	274,936
Financial services	174,798	243,630	156,257
All others	460,145	396,501	366,913
Net sales	2,009,145	2,175,886	2,015,245
Less: revenue from financing and other	(33,671)	(21,578)	(22,677)
Total revenue from contracts with customers	$1,975,474	$2,154,308	$1,992,568
Type:			
Product			
Networking	$ 781,703	$1,005,679	$ 803,678
Cloud	509,774	546,341	587,097
Security	191,872	193,956	214,459
Collaboration	55,483	65,714	57,472
Other	69,936	72,119	88,096
Total product	1,608,768	1,883,809	1,750,802
Professional services	229,030	154,549	151,785
Managed services	171,347	137,528	112,658
Net sales	2,009,145	2,175,886	2,015,245
Less: revenue from financing and other	(33,671)	(21,578)	(22,677)
Total revenue from contracts with customers	$1,975,474	$2,154,308	$1,992,568

We do not disaggregate sales by customer end market beyond the technology business.

Financing Business Segment Disaggregation of Revenue

We analyze our revenues within our financing business segment based on the nature of the arrangement. Our financing revenue generally consists of portfolio income, transactional gains, and post-contract earnings including month-to-month rents and the sales of off-lease equipment. All our revenues from contracts with customers within our financing business segment are from the sales of off-lease equipment.

Geographic Information

The geographic information for the years ended March 31, 2025, 2024, and 2023 was as follows (in thousands):

	Year Ended March 31,		
	2025	2024	2023
Net sales:			
US	$1,983,403	$2,127,695	$1,953,465
Non US	85,386	97,607	114,253
Total	$2,068,789	$2,225,302	$2,067,718

Our long-lived tangible assets include property and equipment-net, operating leases-net, and equipment that has been returned to us at the termination of the lease.

| | March 31, | |
	2025	2024
Long-lived tangible assets:		
US	$ 17,162	$ 16,258
Non US	321	582
Total	$ 17,483	$ 16,840

Sales to Verizon Communications Inc. represented 16%, 19% and 22% of net sales for the years ended March 31, 2025, March 31, 2024, and March 31, 2023, respectively, all of which related to our technology business segments.

*e*Plus inc. AND SUBSIDIARIES
Schedule II - Valuation and Qualifying Accounts
(Dollars in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Period
Allowance for sales returns:[1]				
Year ended March 31, 2023 ………………………	$ 1,246	$ 3,991	$ (3,973)	$ 1,264
Year ended March 31, 2024 ………………………	$ 1,264	$ 4,647	$ (4,296)	$ 1,615
Year ended March 31, 2025 ………………………	$ 1,615	$ 7,043	$ (5,969)	$ 2,689
Allowance for credit losses:				
Year ended March 31, 2023 ………………………	$ 3,800	$ 666	$ (112)	$ 4,354
Year ended March 31, 2024 ………………………	$ 4,354	$ 1,204	$ (380)	$ 5,178
Year ended March 31, 2025 ………………………	$ 5,178	$ 2,981	$ (401)	$ 7,758
Valuation for deferred taxes:				
Year ended March 31, 2023 ………………………	$ 250	$ (138)	$ —	$ 112
Year ended March 31, 2024 ………………………	$ 112	$ (42)	$ —	$ 70
Year ended March 31, 2025 ………………………	$ 70	$ (7)	$ —	$ 63

---

(1)   These amounts represent the gross profit effect of sales returns during the respective years. Expected merchandise returns after year-end for sales made before year-end were $16.6 million, $10.1 million, and $7.9 million as of March 31, 2025, 2024, and 2023, respectively.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-282220, 333-261441 and 333-268147 on Forms S-8 and Registration Statement No. 333-269626 on Form S-3 of our reports dated May 22, 2025, relating to the financial statements of ePlus inc., and the effectiveness of ePlus inc. internal control over financial reporting, appearing in this Annual Report on Form 10-K of ePlus inc. for the year ended March 31, 2025.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

May 22, 2025

Executive Officers and Directors

Board of Directors

Melissa Ballenger	Board of Visitors of the College of William and Mary; Board of Trustees, The Penn Mutual Life Insurance Company
Renée Bergeron	Chief Operating Officer, AppDirect
Bruce Bowen	Founder and former Executive Vice President of ePlus
John E. Callies	Senior Advisor, McKinsey and Company
Ira A. Hunt, III	President and Chief Executive Officer, Hunt Technologies
Mark P. Marron	Director, CEO and President, ePlus inc.
Maureen F. Morrison	Director, Asbury Automotive Group; Former Audit Partner at PricewaterhouseCoopers, LLP

Executive Team

Mark P. Marron	Director and Chief Executive Officer
Elaine D. Marion	Chief Financial Officer
Darren S. Raiguel	Chief Operating Officer

Stock Listing:	ePlus inc. trades on the NASDAQ Global Select Market under the ticker symbol **"PLUS"**

Note on Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those expressed in such statements. Further information on factors that could affect results is included in our fiscal 2025 Form 10-K, included in this annual report.



X

It's a People Business

One of the things you'll often hear in ePlus hallways is that "technology is a people business." It may seem counterintuitive, but it's true, and we don't just mean our own people. Yes, it's our ePlus people, but it's also our customers' people and it's the people at our partner organizations. It's the engineers and the technologists and the architects and the subject matter experts and the strategy teams. It's the CEOs and CIOs and CISOs and the IT departments. It's the way that all of these communities of people come together to produce, implement and harness the incredible technology that grows businesses, overcomes adversity and changes lives.

It's a people business because, while yes, we do sell technology services and solutions, what we really do is help people solve problems using technology. Our people help other people identify challenges, define what they're looking to achieve, break down complexities into the most basic elements and help them navigate the best ways forward, using the best technology for them at the right time.

It's a people business because at ePlus we understand that you don't "just" buy technology. When you buy from ePlus, you're buying our reputation, our teams' expertise, and their thousands of certifications and credentials, along with their unwavering dedication and their commitment to working as an extension of your own team until the problem is solved and for as long as you need us.

When you buy from ePlus you're buying more than 30 years of experience and hundreds of thousands of hours of elbow grease and expertise. And you're investing in the belief that while you may not be able to reach your desired outcome alone, working together we can and we will, and that you'll be significantly better off for it.

It's a people business and ePlus stands out from the crowd because we are investing not only in the technology, but in our teams, ensuring that we are developing at the same rapid pace of change as the market. By doing this, consistently and relentlessly, we can provide the support, enablement and service excellence to our customers that is expected, regardless of whether they need expertise around AI, security, cloud, data center, networking, collaboration or something else.

It's a people business because we want to ensure that our employees feel valued, respected, included and trusted. We want them to feel good coming to work and know that by being their authentic selves, we value them as unique individuals with respected perspectives.

It's a people business because, when all is said and done, we are people helping other people to achieve the outcomes at their organizations that make a difference in how the world works. We are helping K-12 schools and universities teach their students safely, securely and conveniently. We are helping spread access to broadband and infrastructure to underserved and remote communities. We're helping governments provide reliable and critical services to their constituents and helping non-profits make their infrastructures efficient. We are providing the technology solutions and services that help doctors and hospitals care for their patients. And the common tie across all these vertical markets, and at the most basic level, is people, working together and using technology, to make a difference.

We're proud of how we show up for our customers every day. We're proud of how we stand beside them, spend the time to understand their unique situations and navigate the best way forward. The future belongs to those who look beyond what's practical to see what's possible, driven by imagination, determination, creativity, passion and integrity. And at its core, that's people. At its core, that's ePlus.

Customer First. Services Led. Results Driven. ePlus. Where Technology Means More®.



e^+ **Where Technology Means More®**



**Where Technology
Means More®**

Corporate Headquarters

13595 Dulles Technology Drive

Herndon, VA 20171-3413

Nasdaq NGS: PLUS

888.482.1122

info@eplus.com

www.eplus.com

  



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